Filed pursuant to Rule 424(B)(3)
Registration Statement No. 333-142690

Proxy Statement for First Republic Bank Special Meeting

Prospectus for Merrill Lynch & Co., Inc.

First Republic Bank

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

Merrill Lynch & Co., Inc., or Merrill Lynch, and First Republic Bank, or First Republic, are proposing a merger transaction in which First Republic will be merged with and into Merrill Lynch’s wholly owned federal savings bank subsidiary, Merrill Lynch Bank & Trust Co., FSB, or ML Bank. ML Bank will be the surviving entity in the merger. The board of directors of First Republic has unanimously adopted the plan of merger contained in the Agreement and Plan of Merger, or merger agreement, dated as of January 29, 2007, among Merrill Lynch, First Republic and ML Bank.

At First Republic’s special meeting of its stockholders, or the Special Meeting, you will have the opportunity to vote on the approval of the plan of merger contained in the merger agreement, and you are cordially invited to attend the Special Meeting at the New York Yacht Club, 37 West 44th Street, New York, New York 10036, on July 26, 2007, at 10:00 a.m., local time. The First Republic board of directors unanimously recommends that holders of First Republic common stock vote “FOR” the approval of the plan of merger contained in the merger agreement.

If the merger is completed, you will be entitled to receive, at your election (but subject to proration and adjustment as provided in the merger agreement), cash or Merrill Lynch common stock, in either case having a value equal to $55.00 for each share of First Republic common stock you own immediately prior to completion of the merger. As explained in more detail in this document, the value of the consideration that you will receive upon completion of the merger will be approximately the same regardless of whether you make a cash election or a stock election. The average of the last reported sales prices of Merrill Lynch common stock for the last five trading days prior to the date on which the merger is completed will be used to determine the number of shares into which First Republic shares are converted for stockholders receiving Merrill Lynch common stock. If you elected to receive Merrill Lynch common stock for your shares of First Republic common stock, you would receive, based on the closing price of Merrill Lynch common stock on June 20, 2007, 0.6273 shares of Merrill Lynch common stock for each of your shares of First Republic common stock. On January 26, 2007, the last trading day before the merger was publicly announced, the closing price of Merrill Lynch common stock was $94.53, which, based on the closing price on that date, if you elected to receive Merrill Lynch common stock, would entitle you to receive 0.5818 shares of Merrill Lynch common stock for each of your shares of First Republic common stock. The shares of Merrill Lynch common stock to be issued in the merger will be listed on the New York Stock Exchange under the symbol “MER.” Based on the current number of shares of First Republic common stock outstanding, Merrill Lynch expects to issue approximately 9.9 million shares of common stock to First Republic stockholders in the aggregate upon completion of the transaction. However, any increase or decrease in the number of shares of First Republic common stock outstanding or any increase or decrease in the market price of Merrill Lynch common stock that occurs for any reason prior to completion of the merger would cause the actual number of shares issued in the merger to change. First Republic stockholders electing to receive Merrill Lynch common stock for their shares will not know how many shares of Merrill Lynch common stock they will receive at the time of the Special Meeting.

Your Vote Is Very Important.  Approval of the plan of merger contained in the merger agreement requires the affirmative vote of a majority of the voting power of First Republic stockholders entitled to vote at the First Republic Special Meeting. Whether or not you plan to attend the Special Meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. We urge you to vote, because if a First Republic stockholder fails to vote or abstains, this will have the same effect as a vote against approval of the plan of merger. If your shares are held in “street name,” you must instruct your broker in order to vote.

This proxy statement/prospectus contains detailed information about the Special Meeting, the proposed merger, documents related to the merger and other related matters, and we urge you to read it carefully, including the section entitled “Risk Factors” beginning on page 21.

NONE OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR THE FEDERAL DEPOSIT INSURANCE CORPORATION HAS APPROVED OR DISAPPROVED THE MERRILL LYNCH COMMON STOCK TO BE ISSUED TO FIRST REPUBLIC STOCKHOLDERS IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is June 22, 2007, and it is first being mailed or otherwise delivered to First Republic stockholders on or about June 25, 2007.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Merrill Lynch and First Republic from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. With respect to Merrill Lynch, you can obtain documents incorporated by reference into this document through the SEC’s website at http://www.sec.gov. With respect to First Republic, you can obtain documents incorporated by reference into this document through the FDIC’s offices or, in some cases, through First Republic’s website at http://www.firstrepublic.com. Except for the documents specifically incorporated by reference into this proxy statement/prospectus, information contained on Merrill Lynch’s or First Republic’s website or that can be accessed through their respective websites is not incorporated by reference into this proxy statement/prospectus. You can also obtain documents incorporated by reference by requesting them in writing or by telephone from the appropriate company:

MERRILL LYNCH & CO., INC	FIRST REPUBLIC BANK
222 Broadway — 17th Floor	111 Pine Street, 2nd Floor
New York, New York 10038	San Francisco, California 94111
Attention: Judith A. Witterschein	Attention: Willis H. Newton, Jr.
Corporate Secretary	Chief Financial Officer
Tel: (212) 670-0432	Tel: (415) 392-1400
Email: corporate secretary@ml.com	Email: investorrelations@firstrepublic.com

Please note that copies of the documents provided to you will not include exhibits, unless exhibits are specifically incorporated by reference in the documents or this proxy statement/prospectus.

If you would like to request documents, please do so by July 16, 2007 in order to receive them before the Special Meeting.

In addition, if you have questions about the merger or the Special Meeting, need additional copies of this document or wish to obtain proxy cards or other information related to the proxy solicitation, you may contact the individual listed below. You will not be charged for any of these documents that you request.

Attention: Frederick J. Marquardt
Morrow & Co., Inc.
470 West Avenue
Stamford, Connecticut 06902
Tel: (203) 658-9400

For additional information about documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 92.

FIRST REPUBLIC BANK

111 Pine Street
San Francisco, California 94111
(415) 392-1400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD JULY 26, 2007

To The Stockholders of First Republic Bank:

NOTICE IS HEREBY GIVEN that a Special Meeting of stockholders of First Republic Bank, a Nevada banking corporation, or First Republic, will be held at 10:00 a.m. local time on July 26, 2007, at the New York Yacht Club, 37 West 44th Street, New York, New York 10036 for the following purposes:

•	For holders of common stock to approve the plan of merger contained in the Agreement and Plan of Merger, dated as of January 29, 2007, among Merrill Lynch & Co., Inc., or Merrill Lynch, First Republic and Merrill Lynch Bank & Trust Co., FSB, or ML Bank, a wholly owned subsidiary of Merrill Lynch, as it may be amended from time to time, pursuant to which First Republic will be merged with and into ML Bank, as more fully described in the enclosed proxy statement/prospectus. A copy of the merger agreement is included as Annex A to the proxy statement/prospectus; and

•	To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting, if necessary, including to solicit additional proxies.

Pursuant to First Republic’s Bylaws, the First Republic board of directors has fixed the close of business on June 18, 2007 as the record date for the determination of stockholders entitled to receive notice of and, in the case of common stockholders, to vote at the Special Meeting. Only First Republic stockholders of record at the close of business on that date are entitled to notice of, and, in the case of common stockholders, to vote at, the Special Meeting and any adjournments or postponements of the Special Meeting. Holders of a majority of the outstanding shares of First Republic’s common stock must be present either in person or by proxy in order for the Special Meeting to be held and it is important that your shares be represented at the Special Meeting regardless of the number of common shares that you hold. Abstentions and broker non-votes will be counted towards the presence of a quorum.

In order for the plan of merger to be approved by First Republic stockholders, a majority of the voting power of First Republic stockholders entitled to vote must be voted in favor of approving the plan of merger. Abstentions, failures to vote and broker non-votes will have the same effect as a vote against approval of the plan of merger. If you are a holder of common stock, wish to attend the Special Meeting and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

Holders of First Republic preferred stock and holders of depositary shares representing First Republic preferred stock are not, as such, entitled to and are not being requested to vote at the Special Meeting. Holders of shares of First Republic preferred stock may be entitled to assert dissenters’ rights under provisions of Nevada law N.R.S. 92A.300 to 92A.500, inclusive, the text of which are included as Annex C to the proxy statement/prospectus.

The list of the stockholders entitled to vote at the Special Meeting will be available during ordinary business hours at First Republic’s principal business offices, located at 111 Pine Street, San Francisco, California 94111, beginning on June 29, 2007. The stockholder list will also be available at the Special Meeting.

By Order of the Board of Directors

James H. Herbert, II, President
San Francisco, California
June 22, 2007

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF COMMON SHARES YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE VOTE YOUR PROXY BY TELEPHONE OR THROUGH THE INTERNET, AS DESCRIBED ON THE ENCLOSED PROXY CARD, OR COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE (WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES). IF YOU DO ATTEND THE SPECIAL MEETING, AS A HOLDER OF COMMON STOCK YOU MAY VOTE ON THE APPROVAL OF THE PLAN OF MERGER IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD OR VOTED BY TELEPHONE OR THROUGH THE INTERNET. PLEASE VOTE AT YOUR FIRST OPPORTUNITY.

FIRST REPUBLIC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF FIRST REPUBLIC COMMON STOCK VOTE “FOR” THE APPROVAL OF THE PLAN OF MERGER.

i

Annexes

ANNEX A	Agreement and Plan of Merger, dated as of January 29, 2007, among Merrill Lynch & Co., Inc., First Republic Bank and Merrill Lynch Bank & Trust Co., FSB
ANNEX B	Opinion (addressed to First Republic’s Board of Directors) of Morgan Stanley & Co. Incorporated, dated January 28, 2007
ANNEX C	Provisions of Nevada Law concerning Dissenters’ Rights

ii

SUMMARY

This summary highlights material information from this proxy statement/prospectus. It may not contain all of the information that may be important to you. You should read carefully the entire document and the other documents to which we refer you in order to fully understand the proposed merger. In addition, we incorporate by reference into this document important business and financial information about Merrill Lynch and First Republic. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 92. Each item in this summary includes a page reference directing you to a more complete description of that item.

Who We Are

Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080
(212) 449-1000

Merrill Lynch is one of the world’s leading wealth management, capital markets and advisory companies with offices in 37 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, Merrill Lynch is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of the economic interest of BlackRock, Inc., one of the world’s largest publicly traded investment management companies with more than $1 trillion in assets under management.

First Republic Bank
111 Pine Street, 2nd Floor
San Francisco, California 94111
(415) 392-1400

First Republic is a New York Stock Exchange-traded, private bank and wealth management firm. First Republic and its subsidiaries specialize in providing personalized, relationship-based wealth management services, including private banking, private business banking, investment management, trust, brokerage and real estate lending. As of December 31, 2006, First Republic and its subsidiaries had total assets and other assets managed and serviced totaling $34.2 billion. First Republic provides access to its services online and through preferred banking or trust offices in 10 metropolitan areas: San Francisco, Los Angeles, Santa Barbara, Newport Beach, San Diego, Las Vegas, Portland, Seattle, Boston and New York City.

Merrill Lynch Bank & Trust Co., FSB
4 World Financial Center
New York, New York 10080
(212) 449-1000

ML Bank is part of the Merrill Lynch Global Bank Group, which provides the management platform for Merrill Lynch’s banking products and services. ML Bank is an FDIC-insured federal savings bank and is a retail bank for purposes of the Community Reinvestment Act of 1977, as amended, or the CRA, and offers certificates of deposit, transaction accounts and money market deposit accounts and issues Visa® debit cards. ML Bank, through its subsidiaries Merrill Lynch Credit Corporation and Financial Freedom Mortgage Corporation, offers residential mortgage financing throughout the United States, enabling clients to purchase and refinance their homes as well as to manage their other personal credit needs. On December 30, 2006, ML Bank acquired the First Franklin mortgage origination franchise and related servicing platform from National City Corporation.

The Merger

We propose a merger of First Republic into ML Bank, a wholly owned subsidiary of Merrill Lynch. First Republic will retain its current management structure, its San Francisco headquarters and will continue to operate its business separately as the First Republic Bank Division, a new division of ML Bank.

Merrill Lynch and First Republic currently expect to complete the merger in the third quarter of 2007, subject, among other things, to receipt of required stockholder and regulatory approvals.

We encourage you to read the merger agreement, which is attached as Annex A, in its entirety.

Holders of First Republic Common Stock Will Receive Cash or Shares of Merrill Lynch Common Stock in the Merger Depending on Your Election and Subject to the Proration Provisions of the Merger Agreement (page 29)

For each share of First Republic common stock you hold immediately prior to completion of the merger, you will receive, at your election, either $55.00 in cash or $55.00 in Merrill Lynch common stock, but subject to certain proration procedures designed to ensure that the aggregate consideration to be paid by Merrill Lynch will be, as nearly as practicable, 50% cash and 50% common stock. If you elect to receive Merrill Lynch common stock for your First Republic shares, the number of shares of Merrill Lynch common stock you receive for each share of First Republic common stock will be equal to (1) $55.00 divided by (2) the average of the last reported sales prices of Merrill Lynch common stock for the last five trading days prior to the date on which the merger is completed.

You may make different elections with respect to different shares that you hold (if, for example, you own 100 First Republic shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares). If you do not submit a properly completed form of election prior to the election deadline, you will be allocated Merrill Lynch common stock or cash pursuant to the procedures described in the section entitled “The Merger — Consideration; Election Procedures — Non-Election” beginning on page 29.

In the event of proration, you may receive a portion of your merger consideration in a form other than that which you elected. For a summary of the circumstances under which proration may occur, please see the section entitled “The Merger — Consideration; Election Procedures — Adjustment Generally” beginning on page 29.

Based on the formula used to calculate the number of shares of Merrill Lynch common stock to be exchanged for shares of First Republic common stock for those so electing, First Republic stockholders may be entitled to fractional shares of Merrill Lynch common stock in exchange for their First Republic shares. However, Merrill Lynch will not issue any fractional shares of common stock in the merger. Instead, a First Republic stockholder who would receive a fraction of a share of Merrill Lynch common stock will instead receive an amount in cash (without interest) equal to the fraction of a share of Merrill Lynch common stock multiplied by the average of the last reported sale prices of Merrill Lynch common stock for the last five trading days prior to the date on which the merger is completed.

Set forth below is a table showing a hypothetical range of prices for shares of Merrill Lynch common stock and the corresponding consideration that a First Republic common stockholder would receive in a stock election and in a cash election in the merger. The range of hypothetical prices generally reflects the high and low prices of Merrill Lynch common stock for the twelve-month period ending on May 31, 2007. The table does not reflect the fact that Merrill Lynch will not issue fractional shares in the merger, and will instead pay cash.

	Hypothetical per	Per
	Share Stock	Share Cash
	Consideration for	Consideration for
Hypothetical Price of	First Republic	First Republic
Merrill Lynch Common Stock	Common Stockholders	Common Stockholders

$62.00	0.8871	$55.00
$66.00	0.8333	$55.00
$70.00	0.7857	$55.00
$74.00	0.7432	$55.00
$78.00	0.7051	$55.00
$82.00	0.6707	$55.00
$86.00	0.6395	$55.00
$90.00	0.6111	$55.00
$94.00	0.5851	$55.00
$98.00	0.5612	$55.00

The amounts set forth above are hypothetical and are intended only to demonstrate the calculation of consideration payable under the merger agreement. The actual market prices of Merrill Lynch and First Republic common stock will fluctuate prior to completion of the merger. You should obtain current stock price quotations from a newspaper, over the Internet or by calling your broker.

Treatment of First Republic Preferred Stock (page 33)

Upon completion of the merger, (i) each share of First Republic 6.70% Noncumulative Perpetual Preferred Series A Shares issued and outstanding immediately prior to completion of the merger will be exchanged for one share of Merrill Lynch 6.70% Noncumulative Perpetual Preferred Stock, Series 6 and (ii) each share of First Republic 6.25% Noncumulative Perpetual Preferred Series B Shares issued and outstanding immediately prior to completion of the merger will be exchanged for one share of Merrill Lynch 6.25% Noncumulative Perpetual Preferred Stock, Series 7. The terms of the Merrill Lynch 6.70% Noncumulative Perpetual Preferred Stock, Series 6 and the Merrill Lynch 6.25% Noncumulative Perpetual Preferred Stock, Series 7 will be substantially identical to the terms of the corresponding series of First Republic preferred stock. We sometimes refer to the Merrill Lynch 6.70% Noncumulative Perpetual Preferred Stock, Series 6 and the 6.25% Merrill Lynch Noncumulative Perpetual Preferred Stock, Series 7 collectively as the “New Merrill Lynch Preferred Stock.” As of March 31, 2007, there were 65,000 shares of First Republic 6.70% Noncumulative Perpetual Preferred Series A Shares issued and outstanding and 50,000 shares of First Republic 6.25% Noncumulative Perpetual Preferred Series B Shares issued and outstanding. Any shares of First Republic preferred stock as to which preferred stockholders have perfected their dissenters’ rights pursuant to Nevada law will not exchanged for New Merrill Lynch Preferred Stock.

Each outstanding share of First Republic preferred stock is presently represented by depositary shares, or First Republic Depositary Shares, that are listed on the New York Stock Exchange and represent a one-fortieth interest in a share of First Republic preferred stock. Upon completion of the merger, Merrill Lynch will assume the obligations of First Republic under the Deposit Agreement, dated as of January 8, 2004, between First Republic, Mellon Investor Services LLC, as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the First Republic 6.70% Noncumulative Perpetual Preferred Series A Shares), and the Deposit Agreement, dated as of March 18, 2005, between First Republic, Mellon Investor Services LLC, as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the First Republic 6.25% Noncumulative Perpetual Preferred Series B Shares). Merrill Lynch will instruct Mellon Investor Services

LLC, or the Depositary, as depositary under each of the deposit agreements, or Deposit Agreements, to treat the shares of New Merrill Lynch Preferred Stock received by it in exchange for shares of First Republic preferred stock as newly deposited securities under the applicable Deposit Agreement. In accordance with the terms of the relevant Deposit Agreement, the First Republic Depositary Shares will thereafter represent the shares of the relevant series of New Merrill Lynch Preferred Stock. Such depositary shares will continue to be listed on the New York Stock Exchange upon completion of the merger under a new name and traded under a new symbol.

Holders of First Republic preferred stock and First Republic Depositary Shares are not entitled to vote on the merger or at the Special Meeting.

In Order to Make an Election, First Republic Common Stockholders Must Properly Complete and Deliver an Election Form (page 32)

At least 35 days prior to the anticipated completion date of the merger (or on such other date as Merrill Lynch and First Republic mutually agree), a form of election and customary transmittal materials will be mailed to all First Republic common stockholders of record as of the fifth business day prior to such mailing date. You must properly complete and deliver to the depositary the election materials along with your stock certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates). Please do not send your stock certificates or your form of election for stock consideration or cash consideration with your proxy card.

Forms of election and stock certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) must be received by the depositary by the election deadline, which will be 5:00 p.m., Pacific Time, on the 30th day following the date on which the forms of election are mailed to First Republic common stockholders (or on such other date as Merrill Lynch and First Republic mutually agree). However, if it appears that the closing date for the merger will not take place within a relatively short period of time following the election deadline set forth in the election form, Merrill Lynch and First Republic will discuss in good faith whether the election deadline should be deferred to an appropriate later date. Merrill Lynch and First Republic will issue a press release announcing the deferral of the election deadline not more than 10 business days before, and at least five business days prior to, the deferred election deadline.

If you fail to submit a properly completed form of election, together with your stock certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates), prior to the election deadline, you will be deemed not to have made an election. As a non-electing holder, you will receive consideration valued at $55.00 for each of your First Republic shares, but you may be paid all in cash, all in Merrill Lynch common stock, or part in cash and part in Merrill Lynch common stock, depending on the remaining pool of cash and Merrill Lynch common stock available for paying the merger consideration after honoring the cash elections and stock elections that other stockholders have made.

If your shares are held in a brokerage or other custodial account, you should receive instructions from the entity where your shares are held advising you of the procedures for making your election and delivering your stock certificates.

Material U.S. Federal Income Tax Consequences (page 52)

In the opinion of Sullivan & Cromwell LLP, counsel to Merrill Lynch, and White & Case LLP, counsel to First Republic, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The opinions of Sullivan & Cromwell LLP and White & Case LLP are subject to the assumptions, qualifications and limitations set forth in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences.” Holders of First Republic common stock who receive Merrill Lynch common stock, or Merrill Lynch common stock and cash, in the merger generally will not recognize gain on the receipt of Merrill Lynch common stock and generally will only recognize gain (but not loss) in an amount not to exceed any cash received as part of the merger consideration for U.S. federal income tax purposes as a result of the merger, including any cash received in lieu of fractional share interests. Holders of First Republic common stock who receive only cash in the merger generally will recognize gain or loss equal to the difference between the amount of cash received by a holder and such holder’s tax basis in its shares. For a discussion of the material U.S. federal income tax consequences to holders of First Republic preferred stock (including holders of First Republic Depositary Shares) who either receive Merrill Lynch preferred stock in the merger or who receive cash for First Republic preferred stock as a result of the exercise of appraisal rights, please see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences.” In certain circumstances, gain recognized as a result of the merger, or the amount of cash received in the merger, could be taxable as a dividend rather than as gain from the sale of a capital asset. Neither Merrill Lynch nor First Republic will be required to complete the merger unless it receives a legal opinion to the effect that the merger will be treated as a “reorganization” for United States federal income tax purposes.

For a more detailed discussion of the United States federal income tax consequences of the merger to U.S. holders of First Republic stock, please see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences.”

Tax matters are very complicated and the consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. You are urged to consult your own tax advisors to determine your own tax consequences from the merger.

First Republic’s Board of Directors Unanimously Recommends that Holders of First Republic Common Stock Vote “FOR” the Approval of the Plan of Merger (page 41)

First Republic’s board of directors has determined that the merger and the merger agreement are advisable and in the best interests of First Republic and its stockholders, and has unanimously adopted the plan of merger contained in the merger agreement. For the factors considered by the First Republic board of directors in reaching its decision to adopt the plan of merger, please see the section entitled “The Merger — First Republic’s Reasons for the Merger; Recommendation of First Republic’s Board of Directors.” First Republic’s board of directors unanimously recommends that First Republic common stockholders vote “FOR” the approval of the plan of merger.

Opinion of First Republic’s Financial Advisor (page 41)

In connection with the merger, the First Republic board of directors received a written opinion from Morgan Stanley & Co. Incorporated, or Morgan Stanley, as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of First Republic common stock. The full text of Morgan Stanley’s written opinion, dated January 28, 2007, is attached to this proxy statement/prospectus as Annex B. You are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Morgan Stanley’s opinion was provided to the First Republic board of directors in its evaluation of the merger consideration. Morgan Stanley’s opinion does not address any other aspect of the merger or any related transaction and does not constitute a recommendation to any First Republic stockholder with respect to any matters relating to the proposed merger. Morgan Stanley’s opinion will not reflect any developments that may occur or may have occurred after the date of the opinion and prior to completion of the merger. First Republic does not currently expect to request an updated opinion from Morgan Stanley. First Republic agreed to pay Morgan Stanley $14 million for its services in connection with the merger, all of which is contingent upon the completion of the merger.

First Republic Stockholder Vote Required to Approve the Plan of Merger (page 27)

Approval of the plan of merger requires the affirmative vote of a majority of the voting power of First Republic stockholders entitled to vote at the First Republic Special Meeting. Abstentions, failures to vote and broker non-votes will have the same effect as a vote against approval of the plan of merger. The First Republic board of directors has set June 18, 2007 as the record date for the Special Meeting of First Republic stockholders. As of the record date, 31,508,649 shares of First Republic’s common stock were outstanding and therefore entitled to receive notice of and to vote at the Special Meeting. Common stockholders will be entitled to one vote for each share of common stock held by them of record at the close of business on the record date on any matter that may be presented for consideration and action by the stockholders at the Special Meeting. Holders of First Republic preferred stock and First Republic Depository Shares are not, as such, entitled to and are not being requested to vote at the Special Meeting.

As of the record date, First Republic’s executive officers and directors and their affiliates, as a group, had the right to vote approximately 8.1% of the outstanding common stock of First Republic. These individuals have indicated that they intend to vote their shares in favor of the proposal to approve the plan of merger. As of the record date, Merrill Lynch’s executive officers and directors and their affiliates, as a group, beneficially owned less than 1% of the common stock of First Republic.

First Republic Officers and Directors Have Financial Interests in the Merger that Are Different from or in Addition to Their Interests as Stockholders (page 49)

Officers and directors of First Republic may have financial interests in the merger that are in addition to, or different from, their interests as stockholders of First Republic. The First Republic board of directors was aware of these interests and considered them, among other matters, in adopting the plan of merger contained in the merger agreement. These interests include the retention agreements between Merrill Lynch and each of James H. Herbert, II and Katherine August-deWilde, which were entered into as an inducement and condition to Merrill Lynch’s willingness to enter into the merger agreement, the establishment of a non-governance advisory board of the First Republic Bank Division with current members of the First Republic board of directors upon completion of the merger and a retention plan for First Republic officers and employees. To review these interests in greater detail, please see the section entitled “The Merger — Interests of Certain Persons in the Merger.”

Consideration of Third-Party Acquisition Proposals (page 66)

First Republic has agreed not to initiate, solicit or encourage proposals from third parties regarding any acquisition of First Republic. First Republic also agreed not to engage in negotiations with or provide confidential information to a third party relating to an acquisition proposal. If, however, First Republic receives an unsolicited acquisition proposal from a third party prior to the Special Meeting, it can participate in negotiations with and provide confidential information to the third party if, among other steps, First Republic’s board of directors concludes in good faith that the proposal is reasonably likely to be a “superior proposal” to the merger, as such term is defined in the merger agreement, and the failure to take such actions would be more likely than not to result in a violation of the board of directors’ fiduciary duties. For further details on restrictions on First Republic’s ability to consider third-party acquisition proposals, please see the section entitled “The Merger Agreement — No Solicitation of Alternative Proposals” beginning on page 66.

Accounting Treatment (page 58)

The merger will be accounted for by Merrill Lynch as a purchase transaction in accordance with generally accepted accounting principles in the United States.

Completion of the Merger is Subject to Certain Conditions (page 62)

Completion of the merger is subject to the satisfaction or waiver of various conditions, including the approval of the plan of merger by First Republic stockholders, as well as receipt of all required regulatory approvals. Although it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived. For further details on these conditions, please see the section entitled “The Merger Agreement — Conditions to Completion of the Merger.”

We Have Not Yet Obtained All Regulatory Approvals (page 57)

The merger cannot be completed without obtaining the prior approval of the Office of Thrift Supervision, or the OTS, and the Nevada Department of Business and Industry, Division of Financial Institutions. In addition, filings with various other federal and state regulatory or other authorities need to be made. Merrill Lynch and First Republic have either filed or intend to file promptly after the date of this proxy statement/prospectus all required applications and notices with applicable regulatory authorities in connection with the merger.

There can be no assurance that regulatory approvals will be obtained, that such approvals will be received on a timely basis, or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Merrill Lynch or ML Bank following completion of the merger. If any such condition or requirement is imposed, Merrill Lynch or First Republic may, in certain circumstances, elect not to consummate the merger. If approval is denied, either Merrill Lynch or First Republic may elect not to consummate the merger.

The Merger May Be Terminated Prior to Completion (page 68)

The merger may be terminated at any time prior to completion of the merger:

•	by mutual consent of the parties;

•	by either Merrill Lynch or First Republic if:

•	the merger is not completed by October 31, 2007, unless the terminating party failed to comply with any provision of the merger agreement and thereby caused, or materially contributed to, the failure of the merger to occur by that date;

•	the First Republic common stockholders vote against approval of the plan of merger contained in the merger agreement;

•	there exists any final nonappealable legal prohibition on completion of the merger by a governmental authority, unless the terminating party failed to comply with any provision of the merger agreement and thereby caused, or materially contributed to, such prohibition; or

•	the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, and the breach results in the failure of the applicable merger condition and is not cured within 30 days after written notice of the breach is given by the terminating party;

•	by Merrill Lynch if the First Republic board of directors submits the plan of merger to First Republic stockholders without a recommendation for approval or withdraws or adversely modifies its recommendation (or discloses its intention to withdraw or adversely modify its recommendation); or the First Republic board of directors recommends (or discloses its intention to recommend) to its stockholders an acquisition proposal other than the merger; or the First Republic board of directors negotiates or authorizes the conduct of negotiations (and ten days have elapsed without such negotiations being discontinued) with a third party regarding an acquisition proposal other than the merger; or

•	by First Republic, if the First Republic board of directors withdraws or adversely modifies its recommendation to the First Republic stockholders after giving Merrill Lynch written notice and at least five business days to respond.

First Republic Must Pay Merrill Lynch a Termination Fee Under Limited Circumstances (page 69)

First Republic must pay Merrill Lynch $65,000,000 if:

•	the merger agreement is terminated:

•	by either Merrill Lynch or First Republic if the First Republic stockholders vote against approval of the plan of merger;

•	by Merrill Lynch if the First Republic board of directors submits the plan of merger to the First Republic stockholders without a recommendation for approval or otherwise withdraws or adversely modifies its recommendation (or discloses its intention to withdraw or adversely modify its recommendation); or the First Republic board of directors negotiates or authorizes the conduct of negotiations (and ten days have elapsed without such negotiations being discontinued) with a third party regarding an acquisition proposal other than the merger; or

•	by First Republic if the First Republic board of directors withdraws or adversely modifies its recommendation to the First Republic stockholders after giving Merrill Lynch written notice and at least five business days to respond; AND

•	at any time prior to the vote of the First Republic common stockholders, a bona fide acquisition proposal with respect to First Republic has been made public and not withdrawn or abandoned; AND

•	within 15 months from the date of such termination, an acquisition proposal with respect to First Republic is consummated or a definitive agreement is entered into by First Republic with respect to an acquisition proposal with respect to First Republic, but only if such acquisition proposal is consummated.

First Republic must also pay Merrill Lynch $65,000,000 if:

•	the merger agreement is terminated:

•	by Merrill Lynch if First Republic materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, and the breach results in the failure of the applicable merger condition and is not cured within 30 days after written notice of the breach is given by Merrill Lynch; or

•	by either Merrill Lynch or First Republic if the merger is not completed by October 31, 2007, unless the terminating party failed to comply with any provision of the agreement and thereby caused, or materially contributed to, the failure of the merger to occur by that date; AND

•	at any time prior to such termination, a bona fide acquisition proposal with respect to First Republic has been made public and not withdrawn or abandoned, and following the announcement of such acquisition proposal, First Republic has breached any of its representations, warranties, covenants or agreements set forth in the merger agreement and (i) such breach was a willful and material breach of certain designated provisions of the merger agreement or (ii) such breach was not a willful and material breach of certain designated provisions and an acquisition proposal with respect to First Republic is consummated or a definitive agreement with respect to such an acquisition proposal is entered into within 15 months from the date of such termination, but only if such acquisition proposal is consummated.

Possible Alternative Merger Structure (page 70)

The merger agreement provides that, before completion of the merger and subject to certain restrictions, the parties may mutually agree to revise the structure of the merger and related transactions. For a further discussion of these restrictions, please see the section entitled “The Merger Agreement — Possible Alternative Merger Structure.”

Comparative Market Prices and Dividends (page 88)

Merrill Lynch common stock is listed on the New York Stock Exchange under the symbol “MER.” First Republic common stock is listed on the New York Stock Exchange under the symbol “FRC.” The following table sets forth the closing sale prices per share of Merrill Lynch common stock and First Republic common stock in each case as reported on the New York Stock Exchange on January 26, 2007, the last trading day before Merrill Lynch and First Republic announced the merger, and on June 20, 2007, the last practicable trading day before the distribution of this document.

	Merrill Lynch Common	First Republic Stock
	Stock Closing Price	Closing Price

January 26, 2007	$94.53	$38.30
June 20, 2007	$87.68	$53.78

First Republic Special Meeting (page 26)

The First Republic Special Meeting will be held at 10:00 a.m. local time on July 26, 2007, at the New York Yacht Club, 37 West 44th Street, New York, New York 10036. At the Special Meeting, First Republic common stockholders will be asked to consider and vote on the following proposals:

•	to approve the plan of merger contained in the merger agreement; and

•	to transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting, if necessary, including to solicit additional proxies.

Record Date.  First Republic stockholders may cast one vote at the Special Meeting for each share of First Republic common stock that was owned at the close of business on June 18, 2007. At that date, there were 31,508,649 shares of First Republic common stock entitled to be voted at the Special Meeting.

As of the First Republic record date, directors and executive officers of First Republic and their affiliates had the right to vote 2,562,032 shares of First Republic common stock, or approximately 8.1% of the outstanding First Republic common stock entitled to be voted at the Special Meeting. As of the record date, Merrill Lynch’s executive officers and directors and their affiliates, as a group, beneficially owned less than 1% of the common stock of First Republic.

Required Vote.  Approval of the plan of merger requires the affirmative vote of a majority of the voting power of First Republic stockholders entitled to vote at the First Republic Special Meeting. Only holders of First Republic common stock are entitled to vote at the Special Meeting. Holders of First Republic preferred stock and First Republic Depositary Shares are not, as such, entitled to vote at the Special Meeting. Abstentions, failures to vote and broker non-votes will have the same effect as a vote against approval of the plan of merger. Abstentions, failures to vote and broker non-votes will have no effect on the vote to approve the proposal relating to adjournment or postponement to be considered at the Special Meeting.

Holders of First Republic Common Stock Do Not Have Appraisal or Dissenters’ Rights in the Merger (page 60)

First Republic is organized under the laws of the State of Nevada. Under Nevada law, no holder of shares of First Republic common stock is entitled to appraisal or dissenters’ rights or similar rights to a court valuation of the fair value of their shares in connection with the merger because such shares are listed on the New York Stock Exchange and such holder will be entitled to cash or shares of Merrill Lynch common stock that will be listed on the New York Stock Exchange.

Holders of First Republic Preferred Stock Have Dissenters’ Rights in the Merger (page 60)

Under Nevada law, record holders and beneficial owners of shares of First Republic preferred stock (including holders of First Republic Depositary Shares to the extent of the interest in such preferred stock represented thereby) have dissenters’ rights in the merger. If the merger is completed and a holder of record or beneficial owner of shares of First Republic preferred stock (including a holder of First Republic Depositary Shares to the extent of the interest in such preferred stock represented thereby) files a written objection to the merger with First Republic before the Special Meeting and then complies with the other requirements of the relevant provisions of Nevada law described in this proxy statement/prospectus, that holder may elect to receive, in cash, the judicially determined fair value of each of their shares of First Republic preferred stock, with interest, in lieu of the exchange of such shares into a share of Merrill Lynch preferred stock having substantially identical terms. A copy of the full text of the relevant provisions of Nevada law is attached as Annex C, and any description in this proxy statement/prospectus of those provisions is qualified in its entirety by reference to Annex C.

Merrill Lynch Stockholder Approval (page 60)

Merrill Lynch stockholders are not required to approve the plan of merger or the use of shares of Merrill Lynch common stock as part of the merger consideration.

Risk Factors (page 21)

In evaluating the merger and the merger agreement and before deciding how to vote your shares of First Republic common stock at the Special Meeting, you should read this proxy statement/prospectus carefully and especially consider the factors, risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 21.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF MERRILL LYNCH

Set forth below are selected historical financial and other data of Merrill Lynch as of and for the years ended on the last Friday of 2002 through 2006, which are derived from Merrill Lynch’s consolidated financial statements and related notes included in Merrill Lynch’s Annual Reports on Form 10-K for those years, and selected historical financial and other data as of and for the three months ended the last Friday in March of 2007 and 2006, which are derived from Merrill Lynch’s unaudited consolidated financial statements for those three months. Merrill Lynch’s Annual Report on Form 10-K for the fiscal year ended December 29, 2006 is incorporated by reference into this proxy statement/prospectus. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 92.

	At and For the
	Three Months
	Ended Last		At and For the Twelve Months Ended
	Friday in March		Last Friday in December
	2007	2006(1)	2006	2005	2004	2003	2002
(Dollars in millions, except per share amounts)

Results of Operations
Total revenues	$21,475	$15,571	$70,591	$47,796	$32,619	$27,924	$28,361
Less interest expense	11,621	7,599	35,932	21,774	10,560	8,024	9,990
Net revenues	9,854	7,972	34,659	26,022	22,059	19,900	18,371
Non-interest expenses	6,759	7,379	24,233	18,791	16,223	14,680	16,059
Earnings before income taxes	3,095	593	10,426	7,231	5,836	5,220	2,312
Income tax expense	937	118	2,927	2,115	1,400	1,384	604
Net earnings	$2,158	$475	$7,499	$5,116	$4,436	$3,836	$1,708
Net earnings applicable to common stockholders(2)	$2,106	$432	$7,311	$5,046	$4,395	$3,797	$1,670
Financial Position
Total assets	$981,814	$732,240	$841,299	$681,015	$628,098	$480,233	$440,252
Short-term borrowings(3)	20,171	14,354	284,226	221,389	180,058	111,727	98,371
Deposits	84,896	81,119	84,124	80,016	79,746	79,457	81,842
Long-term borrowings	205,422	134,712	181,400	132,409	119,513	85,178	79,788
Junior Subordinated Notes (related to trust preferred securities)	3,452	3,092	3,813	3,092	3,092	3,203	3,188
Total stockholders’ equity	41,707	37,825	39,038	35,600	31,370	28,884	24,081
Common Share Data
(In thousands, except per share amounts)
Earnings Per Share:
Basic	$2.50	$0.49	$8.42	$5.66	$4.81	$4.22	$1.94
Diluted	$2.26	$0.44	$7.59	$5.16	$4.38	$3.87	$1.77
Weighted-average shares outstanding:
Basic	841,299	883,737	868,095	890,744	912,935	900,711	862,318
Diluted	930,227	981,085	962,962	977,736	1,003,779	980,947	947,282
Shares outstanding at year-end	876,880	933,443	867,972	919,201	931,826	949,907	873,780
Book value per share	$42.25	$37.19	$41.35	$35.82	$32.99	$29.96	$27.07
Dividends paid per share	$0.35	$0.25	$1.00	$0.76	$0.64	$0.64	$0.64

	At and For the
	Three Months
	Ended Last		At and For the Twelve Months Ended
	Friday in March		Last Friday in December
	2007	2006(1)	2006	2005	2004	2003	2002
(Dollars in millions, except per share amounts)

Financial Ratios
Pre-tax profit margin	31.4%	7.4%	30.1%	27.8%	26.5%	26.2%	12.6%
Common dividend payout ratio	14.0%	51.0%	11.9%	13.4%	13.3%	15.2%	33.0%
Return on average assets(5)	1.0%	0.9%	0.9%	0.7%	0.8%	0.8%	0.4%
Return on average common stockholders’ equity(5)	23.2%	5.1%	21.3%	16.0%	14.9%	14.8%	7.5%
Other Statistics
Full-time employees:
U.S.	47,200	43,400	43,700	43,200	40,200	38,200	40,000
Non-U.S.	13,100	12,100	12,500	11,400	10,400	9,900	10,900
Total(4)	60,300	55,500	56,200	54,600	50,600	48,100	50,900
Private client financial advisors	15,930	15,350	15,880	15,160	14,140	13,530	14,010
Private client assets (dollars in billions)	$1,648	$1,502	$1,619	$1,458	$1,359	$1,267	$1,098

(1)	First quarter 2006 earnings before income taxes include the impact of $1.8 billion of one-time compensation expenses incurred in connection with the adoption of SFAS 123(R).

(2)	Net earnings less preferred stock dividends.

(3)	Consists of payables under repurchase agreements and securities loaned transactions and short-term borrowings.

(4)	Excludes 100, 200, 100, 200, and 1,500 full-time employees on salary continuation severance at year-end 2006, 2005, 2004, 2003 and 2002, respectively, and 200 and 300 full time employees on salary continuation severance at March 30, 2007 and March 31, 2006, respectively.

(5)	For the three months ended, return on average assets and return on average common stockholders’ equity were calculated based on annualized figures.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF FIRST REPUBLIC

Set forth below are selected historical financial and other data of First Republic as of and for the years ended December 31, 2002 through 2006, which are derived from First Republic’s consolidated financial statements and related notes included in First Republic’s Annual Reports on Form 10-K for those years, and selected historical financial and other data as of and for the three months ended March 31, 2007 and 2006, which are derived from First Republic’s unaudited consolidated financial statements for those three months. First Republic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 is incorporated by reference into this proxy statement/prospectus. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 92.

	At and For the Three Months
	Ended March 31,		At and For the Twelve Months Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

(Dollars in thousands, except per share and ratio data)
Selected Financial Data
Interest income	$172,873	$129,545	$598,324	$423,423	$289,812	$249,983	$244,840
Interest expense	90,951	58,742	307,556	169,773	87,758	85,210	102,471
Net interest income	81,922	70,803	290,768	253,650	202,054	164,773	142,369
Provision for loan and lease losses	—	—	—	4,000	5,000	7,000	6,500
Net interest income after provision for loan and lease losses	81,922	70,803	290,768	249,650	197,054	157,773	135,869
Noninterest income	23,623	19,340	87,369	72,913	61,944	64,176	45,300
Noninterest expense	93,809	61,915	271,446	216,616	172,914	148,999	131,448
Net income	2,976	17,220	69,172	60,827	46,499	37,050	26,401
Net income available to common stockholders	$1,106	$15,350	$61,692	$54,015	$42,543	$37,050	$26,401
Share and Per Share Data
Common shares outstanding	31,111	26,613	30,962	26,359	24,675	23,346	21,812
Weighted average diluted shares	31,270	26,967	28,009	26,029	24,841	23,221	23,519
Book value per common shares	$21.42	$18.06	$21.74	$17.80	$15.73	$14.21	$12.98
Dividends paid per common share	$0.15	$0.125	$0.575	$0.475	$0.367	$0.25	$—
Selected Operating Ratios
Return on average assets	0.10%	0.74%	0.67%	0.73%	0.69%	0.68%	0.58%
Return on average common stockholders equity	0.65%	13.03%	11.64%	12.63%	11.81%	12.07%	10.01%
Net interest margin	3.13%	3.31%	3.15%	3.33%	3.24%	3.21%	3.25%

	At and For the Three Months
	Ended March 31,		At and For the Twelve Months Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Selected Balance Sheet Data
Total assets	$11,698,247	$9,582,657	$11,634,534	$9,319,910	$7,422,997	$6,002,943	$4,854,695
Cash and investment securities	2,516,782	2,002,919	2,604,411	1,791,496	954,967	807,535	822,135
Total loans	8,318,434	6,786,417	8,209,198	6,656,334	5,461,878	4,481,170	3,707,149
Customer deposits	9,460,594	8,053,639	8,920,721	7,019,048	5,604,582	4,582,896	3,626,149
Federal Home Loan Bank advances and other borrowings	1,136,751	639,500	1,590,331	1,429,500	1,068,000	829,000	740,500
Subordinated debentures and notes	63,770	63,770	63,770	63,770	63,770	63,770	70,237
Minority interest in subsidiaries	148,590	148,590	148,590	148,590	148,590	148,740	89,000
Total stockholders’ equity	$781,299	$595,727	$788,185	$584,120	$453,094	$331,669	$283,179
Selected Asset Quality Ratios
Nonperforming assets to total assets	0.10%	0.10%	0.10%	0.08%	0.25%	0.22%	0.33%
Allowance for loan and lease losses to total loans	0.62%	0.64%	0.63%	0.60%	0.65%	0.70%	0.77%
Net recoveries (charge-offs) to average total loans	(0.01)%	0.22%	0.06%	0.02%	(0.01)%	(0.10)%	(0.01)%
Capital Ratios
Leverage ratio	6.52%	7.09%	6.55%	7.17%	6.90%	6.11%	5.98%
Tier 1 risk-based capital ratio	9.72%	10.90%	9.63%	11.06%	10.19%	9.18%	9.59%
Total risk-based capital ratio	11.25%	12.70%	11.16%	12.83%	12.71%	13.21%	13.45%

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical, unaudited pro forma and unaudited pro forma-equivalent per share financial information for Merrill Lynch common stock and First Republic common stock. The pro forma and pro forma-equivalent per share information gives effect to the merger (i) with respect to the book value data presented, as if it had become effective on, in the case of Merrill Lynch, December 29, 2006 and March 30, 2007, and in the case of First Republic, December 31, 2006 and March 31, 2007 and (ii) with respect to the net income and dividends declared data presented, as if the merger had become effective on January 1, 2006 and March 31, 2007. The pro forma data in the tables assume that the merger is accounted for as a purchase transaction. For more information, please see the section entitled “The Merger — Accounting Treatment” beginning on page 58. The information in the following table is based on, and should be read together with, the historical financial information that Merrill Lynch and First Republic have presented in their prior filings with the SEC and FDIC, respectively. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 92.

The information listed as pro forma equivalent for First Republic was obtained by multiplying the pro forma amounts for Merrill Lynch by 0.5818, which is the fraction of a share of Merrill Lynch common stock that First Republic stockholders who receive Merrill Lynch common stock in the merger would receive for each share of First Republic common stock, assuming no proration and assuming the average of the last reported sales prices of Merrill Lynch common stock for the last five trading days prior to the date on which the merger is completed, was $94.53, which was the closing price of Merrill Lynch common stock on January 26, 2007, the last trading day before announcement of the merger. The actual fraction of a share of Merrill Lynch common stock that First Republic stockholders who receive Merrill Lynch common stock in the merger will receive may differ depending on the average of the last reported sales prices of Merrill Lynch common stock for the last five trading days prior to the date on which the merger is completed. It is also assumed, for purposes of calculating the pro forma information only, that Merrill Lynch’s annual dividend for 2006 would have remained $1.00 per share even if the merger had been completed on January 1, 2006.

The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, the amortization of certain intangibles, acquisition financing costs or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of Merrill Lynch and First Republic would have been had First Republic been combined with Merrill Lynch during these periods.

Merrill Lynch & Co., Inc.

	At or For the Three	At or For the Twelve
	Months Ended	Months Ended
	March 30, 2007	December 29, 2006

Basic earnings per share
Historical	$2.50	$8.42
Pro forma (unaudited)	$2.48	$8.41
Diluted earnings per share
Historical	$2.26	$7.59
Pro forma (unaudited)	$2.24	$7.59
Dividends per share
Historical	$0.35	$1.00
Pro forma (unaudited)	$0.35	$1.00
Book value per share
Historical	$42.25	$41.35
Pro forma (unaudited)	$42.78	$41.90

First Republic Bank

	At or For the Three	At or For the Twelve
	Months Ended	Months Ended
	March 31, 2007	December 31, 2006

Basic earnings per share
Historical	$0.04	$2.33
Pro forma equivalent (unaudited)	$1.44	$4.89
Diluted earnings per share
Historical	$0.04	$2.21
Pro forma equivalent (unaudited)	$1.31	$4.41
Dividends per share
Historical	$0.15	$0.58
Pro forma equivalent (unaudited)	$0.20	$0.58
Book value per share
Historical	$21.42	$21.74
Pro forma equivalent (unaudited)	$24.72	$24.38

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	WHAT AM I BEING ASKED TO VOTE ON AS A HOLDER OF FIRST REPUBLIC COMMON STOCK?

A:	Merrill Lynch and First Republic have entered into a merger agreement pursuant to which Merrill Lynch has agreed to acquire First Republic. You are being asked to vote to approve the plan of merger contained in the merger agreement through which First Republic will merge with and into ML Bank. After the merger, ML Bank will be the surviving entity and a wholly owned subsidiary of Merrill Lynch, and First Republic will no longer be a separate company, but a new division of ML Bank.

In addition, you are being asked to vote to approve a proposal to adjourn the Special Meeting, if necessary, including to solicit additional proxies in the event that there are not sufficient votes at the time of the Special Meeting to approve the plan of merger.

Q:	WHEN WILL THE FIRST REPUBLIC ANNUAL MEETING BE HELD AND WHAT MATTERS WILL BE CONSIDERED AT THE ANNUAL MEETING?

A:	First Republic normally holds its annual meetings in May of each year. At such annual meetings, matters including the election of directors and ratification of the selection of First Republic’s independent auditors are normally voted upon. Due to the proposed merger, First Republic has decided to postpone its annual meeting until later in 2007, following the Special Meeting to approve the plan of merger. If the merger with Merrill Lynch is completed before First Republic is required to hold its annual meeting, First Republic will not hold an annual meeting in 2007 or thereafter.

Q:	IF THE MERGER IS COMPLETED, WHAT WILL I RECEIVE IN EXCHANGE FOR MY SHARES?

A:	For each share of First Republic common stock you hold immediately prior to completion of the merger, you will receive, at your election but subject to certain proration procedures designed to ensure that the aggregate consideration to be paid by Merrill Lynch will be, as nearly as practicable, 50% cash and 50% common stock, either $55.00 in cash or $55.00 in Merrill Lynch common stock.

You may make different elections with respect to different shares that you hold (if, for example, you own 100 First Republic shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares). If you do not submit a properly completed form of election prior to the election deadline, you will be allocated Merrill Lynch common stock or cash pursuant to the procedures described in the section entitled “The Merger — Consideration; Election Procedures — Non-Election” beginning on page 30.

Q:	WHEN AND WHERE IS THE SPECIAL MEETING?

A:	The First Republic Special Meeting will take place on July 26, 2007. The time and location of the meeting are specified on the cover page of this proxy statement/prospectus.

Q:	WHO IS ENTITLED TO VOTE AT THE SPECIAL MEETING?

A:	Holders of record of First Republic common stock as of the close of business on June 18, 2007, referred to as the record date, are entitled to vote at the Special Meeting. Each stockholder has one vote for each share of First Republic common stock that the stockholder owns on the record date. Holders of First Republic preferred stock and First Republic Depositary Shares are not, as such, entitled to and are not being requested to vote at the Special Meeting.

Q:	WILL I HAVE APPRAISAL OR DISSENTERS’ RIGHTS AS A RESULT OF THE MERGER?

A:	First Republic is organized under the laws of the State of Nevada. Under Nevada law, no holder of shares of First Republic common stock is entitled to appraisal or dissenters’ rights or similar rights to a court valuation of the fair value of their shares in connection with the merger because such shares are listed on the New York Stock Exchange and such holder will be entitled to cash or shares of Merrill Lynch common stock that will be listed on the New York Stock Exchange.

Each currently outstanding First Republic Depositary Share is listed on the New York Stock Exchange and represents a one-fortieth interest in a share of First Republic preferred stock. As listed securities, the First Republic Depositary Shares are not entitled to appraisal or dissenter’s rights under Nevada law. As a beneficial owner of a whole share or whole shares of the underlying First Republic preferred stock, however, you may assert such rights to the extent of your beneficial ownership of an entire share of First Republic preferred stock (i.e., 40 First Republic Depositary Shares equaling beneficial ownership of one share of First Republic preferred stock). To dissent from the merger and seek the fair value of the relevant shares of First Republic preferred stock, you must follow the procedures established under Nevada law, including delivery of notice of demand for appraisal prior to the Special Meeting and continuing to hold the relevant Depositary Shares (or the related shares of First Republic preferred stock) through completion of the merger.

These procedures are described in Annex C of this proxy statement/prospectus and are summarized in the section entitled “The Merger — Appraisal or Dissenters’ Rights” beginning on page 60. Failure to follow the applicable procedures will result in the loss of appraisal rights.

Q:	WHAT DO I NEED TO DO NOW?

A:	After you have carefully read this entire document, please vote your shares of First Republic common stock. You may do this either by completing, signing, dating and mailing the enclosed proxy card or by submitting your proxy by telephone or through the Internet, as explained in this proxy statement/prospectus. This will enable your shares to be represented and voted at the First Republic Special Meeting.

Q:	WILL I BE TAXED ON THE CONSIDERATION THAT I RECEIVE IN EXCHANGE FOR MY SHARES OF FIRST REPUBLIC STOCK?

A:	In the opinion of Sullivan & Cromwell LLP, counsel to Merrill Lynch, and White & Case LLP, counsel to First Republic, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The opinions of Sullivan & Cromwell LLP and White & Case LLP are subject to the assumptions, qualifications and limitations set forth in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences.” Holders of First Republic common stock who receive Merrill Lynch common stock, or Merrill Lynch common stock and cash, in the merger generally will not recognize gain on the receipt of Merrill Lynch common stock and generally will only recognize gain (but not loss) in an amount not to exceed any cash received as part of the merger consideration for U.S. federal income tax purposes as a result of the merger, including any cash received in lieu of fractional share interests. Holders of First Republic common stock who receive only cash in the merger generally will recognize gain or loss equal to the difference between the amount of cash received by a holder and such holder’s tax basis in its shares. For a discussion of the material U.S. federal income tax consequences to holders of First Republic preferred stock (including holders of First Republic Depositary Shares) who either receive Merrill Lynch preferred stock in the merger or who receive cash for First Republic preferred stock as a result of the exercise of appraisal rights, please see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences.” In certain circumstances, gain recognized as a result of the merger, or the amount of cash received in the merger, could be taxable as a dividend rather than as gain from the sale of a capital asset. Neither Merrill Lynch nor First Republic will be required to complete the merger unless it receives a legal opinion to the effect that the merger will be treated as a “reorganization” for United States federal income tax purposes.

For a more detailed discussion of the United States federal income tax consequences of the merger to U.S. holders of First Republic stock, please see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences” beginning on page 52.

Tax matters are very complicated and the consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. You are urged to consult your own tax advisors to determine your own tax consequences from the merger.

Q:	HOW DOES FIRST REPUBLIC’S BOARD OF DIRECTORS RECOMMEND HOLDERS OF FIRST REPUBLIC COMMON STOCK VOTE ON THE MERGER?

A:	The First Republic board of directors unanimously recommends that holders of First Republic common stock vote “FOR” the approval of the plan of merger.

Q:	WHY IS MY VOTE IMPORTANT?

A:	Approval of the plan of merger requires the affirmative vote of a majority of the voting power of First Republic stockholders entitled to vote at the First Republic Special Meeting. We urge you to vote, because if a First Republic common stockholder fails to vote or abstains, this will have the same effect as a vote against approval of the plan of merger.

Q:	IF MY COMMON SHARES ARE HELD IN STREET NAME BY MY BROKER, WILL MY BROKER AUTOMATICALLY VOTE MY COMMON SHARES FOR ME?

A:	No. Without instructions from you, your broker will not be able to vote your common shares. You must instruct your broker to vote your common shares, following the directions your broker provides. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	WHAT IF I FAIL TO INSTRUCT MY BROKER?

A:	If you fail to instruct your broker to vote common shares held in “street name,” the resulting broker non-vote will have the same effect as a vote against approval of the plan of merger.

Q:	CAN I CHANGE MY VOTE?

A:	Yes. If you have not voted through your broker, you may change your vote at any time before your proxy is voted at the Special Meeting. There are three ways you can change your vote after you have submitted your proxy (whether by mail, phone or through the Internet):

•	First, you can send a written notice to the Secretary of First Republic at the address listed below, stating that you would like to revoke the proxy that you submitted in connection with the approval of the plan of merger.

First Republic Bank
111 Pine Street, 2nd Floor
San Francisco, California 94111
Attention: Edward J. Dobranski, Secretary

•	Second, you can complete and submit a new proxy card or vote again by telephone or through the Internet. Your latest vote actually received by First Republic before the Special Meeting will be counted, and any earlier votes will be revoked.

•	Third, you can attend the First Republic Special Meeting and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke an earlier proxy.

If you have instructed a broker to vote your common shares, you must follow the directions you receive from your broker in order to change or revoke your vote.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:	No. Please do NOT send in your stock certificates at this time. We will provide you at a later date with instructions regarding the surrender of your stock certificates. You should then, in accordance with those instructions, send your First Republic common stock certificates to the depositary.

Q:	WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A:	We currently expect to complete the merger in the third quarter of 2007. However, we cannot assure you when or if the merger will be completed. Among other things, we must first obtain the approval of the First Republic stockholders at the Special Meeting and all necessary regulatory approvals.

Q:	WHOM SHOULD I CALL WITH QUESTIONS?

A:	If you are a First Republic stockholder and you have questions about the merger or the First Republic Special Meeting or you need additional copies of this document, or if you have questions about the process for voting or if you need a replacement proxy card, you should contact:

Attention: Frederick J. Marquardt
Morrow & Co., Inc.
470 West Avenue
Stamford, Connecticut 06902
Tel: 203-658-9400

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information incorporated by reference into this document, may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the merger, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s and/or First Republic’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s and First Republic’s control, which affect operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, the following:

•	those factors set forth in Merrill Lynch’s Form 10-K, Form 10-Q and other filings with the SEC;

•	those factors set forth in First Republic’s Form 10-K, Form 10-Q and other filings with the FDIC;

•	the parties’ ability to obtain the regulatory and other approvals required for the merger on the terms and within the time expected;

•	the risk that Merrill Lynch will not be able to integrate successfully the businesses of First Republic or that such integration will be more time consuming or costly than expected;

•	the risk that expected synergies and benefits of the merger will not be realized within the expected time frame or at all; and

•	the risk of deposit attrition, increased operating costs, customer loss, employee loss and business disruption following the merger.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus, in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference into this proxy statement/prospectus, in the case of forward-looking statements made in those incorporated documents.

Except to the extent required by applicable law or regulation, Merrill Lynch and First Republic undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the section entitled “Risk Factors” beginning on page 21 and the reports that Merrill Lynch and First Republic have filed with the SEC and the FDIC, respectively. These reports are described in the section entitled “Where You Can Find More Information” beginning on page 92, including the Annual Report on Form 10-K for the year ended December 29, 2006 of Merrill Lynch and for the year ended December 31, 2006 of First Republic.

RISK FACTORS

In addition to the other information included or incorporated by reference into this proxy statement/prospectus, you should carefully read and consider the following factors in deciding how to vote on the plan of merger and in deciding whether to elect to receive cash or shares of Merrill Lynch common stock in the merger. Please also refer to the additional risk factors identified in the periodic reports and other documents of Merrill Lynch and First Republic incorporated by reference into this proxy statement/prospectus and listed in the section entitled “Where You Can Find More Information” beginning on page 92.

The market price of Merrill Lynch’s common stock after the merger will be affected by factors different from those currently affecting the shares of First Republic common stock or Merrill Lynch common stock.

The businesses of Merrill Lynch and First Republic differ significantly, and, accordingly, the results of operations of the combined company and the market price of Merrill Lynch common stock after the merger will be affected by factors different from those currently affecting the independent results of operations of Merrill Lynch and the market price of Merrill Lynch common stock. Further, Merrill Lynch operates globally across a broad range of asset classes and services which First Republic has not historically operated in. Accordingly, the results of operations of the combined company and the market price of Merrill Lynch common stock may be affected by factors different from those currently affecting the results of operations of First Republic and market price of First Republic common stock. For a discussion of the businesses of Merrill Lynch and First Republic and of the most recent set of risk factors related to the business of Merrill Lynch, please see the documents incorporated by reference into this proxy statement/prospectus and referred to in the section entitled “Where You Can Find More Information” beginning on page 92.

First Republic common stockholders may receive a form of consideration different from what they elect.

The right of First Republic common stockholders to elect to receive cash or Merrill Lynch common stock in the merger is subject to proration procedures designed to ensure that the aggregate consideration to be paid by Merrill Lynch will be, as nearly as practicable, 50% cash and 50% common stock. As a result, if either the aggregate cash or stock elections exceed the maximum amount available, and you choose a consideration election that exceeds the maximum amount available, you may receive all or a portion of your consideration in a form different from what you elected. Accordingly, if you make a cash election, it is possible that you will receive Merrill Lynch common stock. Conversely, if you elect to receive Merrill Lynch common stock, it is possible that you will receive cash.

First Republic common stockholders electing to receive Merrill Lynch common stock in the merger will not know how many shares of Merrill Lynch common stock they will receive at the time of the Special Meeting.

The average of the last reported sales prices of Merrill Lynch common stock for the last five trading days prior to the date on which the merger is completed will be used to determine the number of shares into which First Republic shares are converted for stockholders receiving Merrill Lynch common stock. As a result, First Republic stockholders electing to receive $55.00 of Merrill Lynch common stock for each share of First Republic common stock they own will not know how many shares of Merrill Lynch common stock they will receive in the merger until after the Special Meeting.

If you tender shares of First Republic common stock to make an election (or follow the procedures for guaranteed delivery), you will not be able to sell those shares, unless you revoke your election prior to the election deadline.

Each First Republic common stockholder will receive an election form and other materials relating to the stockholder’s right to elect the form of merger consideration under the merger agreement and will be requested to send to the depositary your First Republic stock certificates (or follow the procedures for guaranteed delivery) together with the properly completed election form. If you want to make a cash or stock election, you must deliver your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed form of election to the depositary by the deadline. The deadline for doing this will be set forth on the election form. You will not be able to sell any shares of First Republic common stock that you have delivered, unless you revoke your election before the deadline by providing written notice to the depositary. If you do not revoke your election, you will not be able to liquidate your investment in First Republic common stock for any reason until you receive cash or Merrill Lynch common stock in the merger. In the time between delivery of your shares and the completion of the merger, the trading price of First Republic or Merrill Lynch common stock may decrease, and you might otherwise want to sell your shares of First Republic to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment.

The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The merger agreement limits First Republic’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that make it more difficult for First Republic to sell its business to a party other than Merrill Lynch. These provisions include a general prohibition on First Republic soliciting any acquisition proposal or offer for a competing transaction and the requirement that First Republic pay a termination fee of $65 million if the merger agreement is terminated in specified circumstances and thereafter an alternative transaction is entered into or completed. For further information, please see the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 68.

Merrill Lynch required First Republic to agree to these provisions as a condition to Merrill Lynch’s willingness to enter into the merger agreement. These provisions, however, might discourage a third party that might have an interest in acquiring all or a significant part of First Republic from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher per share market price than the current proposed merger consideration. Furthermore, the termination fee may result in a potential competing acquiror proposing to pay a lower per share price to acquire First Republic than it might otherwise have proposed to pay.

The shares of Merrill Lynch common stock to be received by First Republic stockholders as a result of the merger will have different rights from the shares of First Republic common stock.

The rights associated with First Republic common stock are different from the rights associated with Merrill Lynch common stock. Please see the section entitled “Comparison of Stockholder Rights” beginning on page 79 for a discussion of the different rights associated with Merrill Lynch common stock.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Although Merrill Lynch has agreed to allow the existing management personnel of First Republic substantial autonomy to make strategic business decisions and generally to operate the business of First Republic and its subsidiaries consistent with past practice as a separate division of ML Bank, such autonomy and decision making is subject to compliance with Merrill Lynch and ML Bank governance policies applicable to subsidiaries of Merrill Lynch and ML Bank and subject to regulatory and compliance requirements applicable to the operations of ML Bank. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect First Republic’s ability to continue to operate consistent with past practice, maintain relationships with clients and employees or achieve the anticipated benefits of the merger. If Merrill Lynch is not able to integrate First Republic’s operations successfully and timely, the expected benefits of the merger may not be realized.

Some of the directors and executive officers of First Republic may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.

The interests of some of the directors and executive officers of First Republic may be different from those of First Republic stockholders, and some directors and officers of First Republic may be participants in arrangements that are different from, or in addition to, those of First Republic stockholders. These interests are described in more detail in the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 49.

If the merger is not consummated by October 31, 2007, either Merrill Lynch or First Republic may choose not to proceed with the merger.

Either Merrill Lynch or First Republic may terminate the merger agreement if the merger has not been completed by October 31, 2007, unless the terminating party failed to comply with any provision of the agreement and thereby caused, or materially contributed to, the failure of the merger to occur by that date. Please see the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 68.

Merrill Lynch and First Republic must obtain regulatory approvals to complete the merger, which, if delayed, not granted, or granted with unacceptable conditions, may jeopardize or postpone the completion of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger.

Merrill Lynch and First Republic must obtain certain approvals in a timely manner from governmental agencies, including the OTS and the Nevada Department of Business & Industry, Division of Financial Institutions prior to completion of the merger. If Merrill Lynch and First Republic do not receive these approvals, or do not receive them on terms that satisfy the conditions set forth in the merger agreement, then neither party will be obligated, or in some cases permitted, to complete the merger. The governmental agencies from which Merrill Lynch and First Republic will seek these approvals have broad discretion in administering the governing statutes and regulations. As a condition to approval of the merger, these agencies may impose requirements, limitations or costs that could negatively affect the way the combined companies conduct business. These requirements, limitations or costs could jeopardize or delay the completion of the merger. Neither Merrill Lynch nor First Republic is obligated to complete the merger if a governmental entity imposes a term or condition that would have or be reasonably likely to have a material adverse effect on the financial condition, results of operations, assets or business of Merrill Lynch or its respective subsidiaries. Please see the section entitled “The Merger — Regulatory Matters” beginning on page 57.

If the conditions to the merger are not met, the merger may not occur.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. For a more complete discussion of the conditions to the merger, please see the section entitled “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 62. The following conditions, in addition to other customary closing conditions, must be satisfied or waived, if permissible, before Merrill Lynch and First Republic are obligated to complete the merger:

•	the approval of the plan of merger by the holders of a majority of the outstanding shares of the common stock of First Republic;

•	receipt of all requisite regulatory approvals (which must remain in full force and effect through the completion of the merger) and expiration of all statutory waiting periods in respect thereof without imposition of a condition on such approval that could have a material adverse effect on the combined company;

•	the absence of any statute, rule, regulation, judgment, decree, injunction or other order which prohibits or makes illegal the completion of the merger;

•	effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•	the shares of Merrill Lynch common stock to be received by First Republic stockholders in the merger are listed on the New York Stock Exchange;

•	receipt by each of Merrill Lynch and First Republic of an opinion to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	subject to specified materiality standards, the representations and warranties made by the other party (or parties) in the merger agreement must be true and correct; and

•	each party must have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the completion of the merger.

Merrill Lynch and First Republic may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.

Each of the conditions to Merrill Lynch’s and First Republic’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Merrill Lynch and First Republic if the condition is a condition to both Merrill Lynch’s and First Republic’s obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of Merrill Lynch and First Republic may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies are necessary. However, Merrill Lynch and First Republic generally do not expect any such waiver to be significant enough to require resolicitation of stockholders. In the event that any such waiver is not determined to be significant enough to require resolicitation of stockholders, the companies will have the discretion to complete the merger without seeking further stockholder approval.

INFORMATION ABOUT THE COMPANIES

Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080
(212) 449-1000

Merrill Lynch is one of the world’s leading wealth management, capital markets and advisory companies with offices in 37 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, Merrill Lynch is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of the economic interest of BlackRock, Inc., one of the world’s largest publicly traded investment management companies, with more than $1 trillion in assets under management.

Additional information about Merrill Lynch and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 92.

First Republic Bank
111 Pine Street, 2nd Floor
San Francisco, California 94111
(415) 392-1400

First Republic is a New York Stock Exchange-traded, private bank and wealth management firm. First Republic and its subsidiaries specialize in providing personalized, relationship-based wealth management services, including private banking, private business banking, investment management, trust, brokerage and real estate lending. As of December 31, 2006, First Republic and its subsidiaries had total assets and other assets managed and serviced totaling $34.2 billion. First Republic provides access to its services online and through preferred banking or trust offices in 10 metropolitan areas: San Francisco, Los Angeles, Santa Barbara, Newport Beach, San Diego, Las Vegas, Portland, Seattle, Boston and New York City.

First Republic is an FDIC-insured publicly owned commercial bank chartered by the State of Nevada. First Republic and its subsidiaries are subject to the supervision, examination and reporting requirements of the FDIC and the Nevada Department of Business & Industry, Division of Financial Institutions.

Additional information about First Republic and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 92.

Merrill Lynch Bank & Trust Co., FSB
4 World Financial Center
New York, New York 10080
(212) 449-1000

ML Bank is part of the Merrill Lynch Global Bank Group, which provides the management platform for Merrill Lynch’s banking products and services. ML Bank is an FDIC-insured federal savings bank and is a retail bank for CRA purposes and offers certificates of deposit, transaction accounts and money market deposit accounts and issues Visa® debit cards. ML Bank, through its subsidiaries Merrill Lynch Credit Corporation and Financial Freedom Mortgage Corporation, offers residential mortgage financing throughout the United States, enabling clients to purchase and refinance their homes as well as to manage their other personal credit needs. On December 30, 2006, ML Bank acquired the First Franklin mortgage origination franchise and related servicing platform from National City Corporation.

FIRST REPUBLIC SPECIAL MEETING

This section contains information for First Republic stockholders about the Special Meeting that First Republic has called to allow its common stockholders to consider and approve the plan of merger contained in the merger agreement. First Republic is mailing this proxy statement/prospectus to its stockholders on or about June 25, 2007. Together with this proxy statement/prospectus, First Republic is sending a notice of the Special Meeting and a form of proxy that First Republic’s board of directors is soliciting for use at the Special Meeting and at any adjournments or postponements of the meeting.

Date, Time and Place

The First Republic Special Meeting will be held on July 26, 2007 at 10:00 a.m. local time at the New York Yacht Club, 37 West 44th Street, New York, New York 10036.

Matters to be Considered

At the First Republic Special Meeting, First Republic common stockholders will be asked to:

•	approve the plan of merger contained in the merger agreement; and

•	transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting, if necessary, including to solicit additional proxies.

Proxies

If you are a First Republic common stockholder, you should complete and return the proxy card accompanying this proxy statement/prospectus to ensure that your vote is counted at the First Republic Special Meeting, regardless of whether you plan to attend the First Republic Special Meeting. If you are a registered common stockholder (that is, you hold stock certificates registered in your own name), you may also vote by telephone or through the Internet by following the instructions described on your proxy card. If your shares are held in nominee or “street name,” you will receive separate voting instructions from your broker or nominee with your proxy materials. Although most brokers and nominees offer telephone and Internet voting, availability and specific processes will depend on their voting arrangements. You can revoke a proxy at any time before the vote is taken at the First Republic Special Meeting by submitting to First Republic’s Secretary written notice of revocation or a properly executed proxy of a later date, or by attending the First Republic Special Meeting and voting in person. Written notices of revocation and other communications about revoking First Republic proxies should be addressed to:

First Republic Bank
111 Pine Street, 2nd Floor
San Francisco, California 94111
Attention: Edward J. Dobranski, Secretary

If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

All shares represented by valid proxies that First Republic receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the approval of the plan of merger and “FOR” the proposal to adjourn or postpone the Special Meeting, if necessary, including to solicit additional proxies. First Republic’s board of directors is currently unaware of any other matters that may be presented for action at the First Republic Special Meeting. If other matters properly come before the First Republic Special Meeting, or at any adjournment or postponement of the meeting, First Republic intends that shares represented by properly submitted proxies will be voted, or not voted, by and in accordance with the best judgment of the persons named as proxies on the proxy card.

Solicitation of Proxies

First Republic will bear the entire cost of soliciting proxies from its stockholders. In addition to solicitation of proxies by mail, First Republic will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of First Republic common stock and secure their voting instructions, if necessary. First Republic will reimburse the record holders for their reasonable expenses in taking those actions.

First Republic has also made arrangements with Morrow & Co., Inc. to assist in soliciting proxies in connection with approval of the plan of merger and in communicating with stockholders and has agreed to pay it $10,000 plus reasonable expenses for these services. Proxies may also be solicited by directors, officers and regular employees of First Republic in person or by telephone or other means for which such persons will receive no special compensation.

Record Date

First Republic’s board of directors has fixed the close of business on June 18, 2007 as the record date for determining the First Republic stockholders entitled to receive notice of, and in the case of common stockholders, to vote at the First Republic Special Meeting. At that time, 31,508,649 shares of First Republic common stock were outstanding, held by approximately 4,500 holders of record. As of the record date, directors and executive officers of First Republic and their affiliates had the right to vote 2,562,032 shares of First Republic common stock, representing approximately 8.1 percent of the shares entitled to vote at the First Republic Special Meeting. First Republic currently expects that its directors and executive officers will vote such shares “FOR” the approval of the plan of merger and “FOR” the proposal to adjourn or postpone the Special Meeting, if necessary, including to solicit additional proxies.

Quorum and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of First Republic common stock is necessary to constitute a quorum at the Special Meeting. Abstentions and broker non-votes will be counted towards the presence of a quorum.

Approval of the plan of merger requires the affirmative vote of a majority of the voting power of First Republic stockholders entitled to vote at the First Republic Special Meeting. Only First Republic common stockholders are entitled to vote at the Special Meeting. Holders of First Republic preferred stock and First Republic Depositary Shares are not, as such, entitled to vote at the Special Meeting. Approval of the proposal relating to the adjournment or postponement of the Special Meeting, if necessary, including to solicit additional proxies, requires the affirmative vote of a majority of the votes cast by First Republic stockholders entitled to vote at the First Republic Special Meeting. You are entitled to one vote for each share of First Republic common stock you held as of the record date.

First Republic’s board of directors urges First Republic common stockholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage paid envelope, or to vote by telephone or through the Internet.

Abstentions, failures to vote and broker non-votes will have the same effect as a vote against approval of the plan of merger. Abstentions, failures to vote and broker non-votes will have no effect on the vote to approve the proposal relating to adjournment or postponement to be considered at the Special Meeting.

Participants in Employee Stock Ownership Plans

If you own shares of First Republic common stock in the First Republic Employee Stock Ownership or the Bank of Walnut Creek Employee Stock Ownership Plan, such shares will be voted solely by the trustee of such plan pursuant to the terms of such plan and the instructions received by the trustee from plan participants. The trustees of such plans will not disclose the confidential voting directions of any individual participant or beneficiary to First Republic. If you own shares of First Republic common stock in either of such plans, you will be receiving a separate letter from the trustee of such plan explaining the voting process with respect to such shares and you will be provided with voting instructions with respect to those shares.

Voting by Telephone or Through the Internet

Many stockholders of First Republic have the option to submit their proxies or voting instructions electronically by telephone or through the Internet instead of submitting proxies by mail on the enclosed proxy card. Please note that there are separate arrangements for using the telephone and the Internet depending on whether your shares are registered in First Republic’s stock records in your name or in the name of a brokerage firm or bank. You should check your proxy card or the voting instruction form forwarded by your broker, bank or other holder of record to see which options are available.

First Republic holders of record may submit proxies:

•	by telephone, by calling the toll-free number indicated on their proxy card and following the recorded instructions; or

•	through the Internet, by visiting the website indicated on their proxy card and following the instructions.

Delivery of Proxy Materials

To reduce the expenses of delivering duplicate proxy materials to First Republic stockholders, First Republic is relying upon SEC rules that permit us to deliver only one proxy statement/prospectus to multiple stockholders who share an address unless we receive contrary instructions from any stockholder at that address. If you share an address with another stockholder and have received only one proxy statement/prospectus, you may write or call us as specified below to request a separate copy of this document and we will promptly send it to you at no cost to you: Edward J. Dobranski, Secretary, First Republic Bank, 111 Pine Street, 2nd Floor, San Francisco, California 94111, or by telephoning us at 415-392-1400.

Recommendations of First Republic’s Board of Directors

FIRST REPUBLIC’S BOARD OF DIRECTORS HAS ADOPTED THE PLAN OF MERGER. THE BOARD OF DIRECTORS BELIEVES THAT THE MERGER AND THE MERGER AGREEMENT ARE ADVISABLE AND IN THE BEST INTERESTS OF FIRST REPUBLIC AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT FIRST REPUBLIC COMMON STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE PLAN OF MERGER AND “FOR” ANY PROPOSAL TO ADJOURN OR POSTPONE THE SPECIAL MEETING, IF NECESSARY, INCLUDING TO SOLICIT ADDITIONAL PROXIES.

THE MERGER

The following discussion summarizes material aspects of the merger. We urge you to read carefully this entire document, including the merger agreement and the financial advisor opinion attached as Annexes to this document and which are incorporated by reference into this document, for a more complete understanding of the merger.

Structure of the Merger

Upon completion of the merger, First Republic will merge with and into ML Bank, with ML Bank as the surviving entity. Thereafter, First Republic will continue to operate its business as the First Republic Bank Division, a new division of ML Bank. While First Republic’s common stock will be cancelled, Merrill Lynch’s common stock will continue to be listed on the New York Stock Exchange under the symbol “MER.”

In order for the merger to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, ML Bank must be a direct, wholly owned subsidiary of Merrill Lynch at the time the merger is completed. At present, ML Bank is an indirect, wholly owned subsidiary of Merrill Lynch. In the merger agreement, Merrill Lynch has agreed to cause ML Bank to become a direct, wholly owned subsidiary of Merrill Lynch prior to completion of the merger.

Consideration; Election Procedures

For each share of First Republic common stock you hold immediately prior to completion of the merger, you will receive, at your election, either $55.00 in cash or $55.00 in Merrill Lynch common stock, but subject to certain proration procedures designed to ensure that the aggregate consideration to be paid by Merrill Lynch will be, as nearly as practicable, 50% cash and 50% common stock. If you elect to receive Merrill Lynch common stock for your shares of First Republic common stock, the number of shares of Merrill Lynch common stock you will receive for each share of First Republic common stock will be equal to (1) $55.00 divided by (2) the average of the last reported sales prices of Merrill Lynch common stock for the last five trading days prior to the date on which the merger is completed. We sometimes refer to the number of shares of Merrill Lynch common stock derived from this calculation as the “conversion number.” Merrill Lynch will not issue any fractional shares in the merger, but will instead pay a cash amount (without interest) equal to the fraction of a share of Merrill Lynch common stock that holders of First Republic common stock would receive based on the conversion number multiplied by the average of the last reported sale prices of Merrill Lynch common stock for the last five trading days prior to the date on which the merger is completed. Merrill Lynch intends to pay the cash portion of the purchase price (including any amounts paid for fractional First Republic common shares) from funds on hand.

You may make different elections with respect to different shares of common stock that you hold (if, for example, you own 100 shares of First Republic common stock, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares). In the event of proration, you may receive a portion of your merger consideration in a form other than that which you elected.

Set forth below is a table showing a hypothetical range of prices for shares of Merrill Lynch common stock and the corresponding consideration that a First Republic common stockholder would receive in a stock election and in a cash election in the merger. The range of hypothetical prices generally reflects the high and low prices of Merrill Lynch common stock for the twelve-month period ending on May 31, 2007. The table does not reflect the fact that Merrill Lynch will not issue fractional shares in the merger, and will instead pay cash.

	Hypothetical per Share	Per Share
Hypothetical Price of	Stock Consideration	Cash Consideration
Merrill Lynch	for First Republic	for First Republic
Common Stock	Common Stockholders	Common Stockholders

$62.00	0.8871	$55.00
$66.00	0.8333	$55.00
$70.00	0.7857	$55.00
$74.00	0.7432	$55.00
$78.00	0.7051	$55.00
$82.00	0.6707	$55.00
$86.00	0.6395	$55.00
$90.00	0.6111	$55.00
$94.00	0.5851	$55.00
$98.00	0.5612	$55.00

The amounts set forth above are hypothetical and are intended only to demonstrate the calculation of consideration payable under the merger agreement. The actual market prices of Merrill Lynch and First Republic common stock will fluctuate prior to completion of the merger. You should obtain current stock price quotations from a newspaper, over the Internet or by calling your broker.

Cash Election

The merger agreement provides that each First Republic common stockholder who makes a valid cash election will have the right to receive, in exchange for each share of First Republic common stock, $55.00 in cash, subject to proration and adjustment as described below. We sometimes refer to this cash amount as the “cash consideration” and the shares of First Republic common stock for which valid cash elections are made as “cash election shares.”

Stock Election

The merger agreement provides that each First Republic common stockholder who makes a valid stock election will have the right to receive, in exchange for each share of First Republic common stock, a fraction of a share of Merrill Lynch common stock equal to (1) $55.00 divided by (2) the average of the last reported sales prices of Merrill Lynch common stock for the last five trading days prior to the date on which the merger is completed, subject to proration and adjustment as described below. We sometimes refer to Merrill Lynch common stock received and cash received in lieu of fractional shares of Merrill Lynch common stock as consideration in the merger as the “stock consideration” and the shares of First Republic common stock for which valid stock elections are made as “stock election shares.”

Non-Election

First Republic stockholders who make no election to receive cash or shares of Merrill Lynch common stock in the merger, whose elections are not received by the depositary by the election deadline, or whose forms of election are improperly completed and/or are not signed will be deemed not to have made an election. Common stockholders not making an election may be paid in cash, Merrill Lynch common stock or a mix of cash and shares of Merrill Lynch common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other First Republic common stockholders using the adjustment mechanism described below.

Adjustment Generally

Your right to elect to receive cash or Merrill Lynch common stock as consideration in the merger is subject to certain proration procedures designed to ensure that the aggregate consideration to be paid by Merrill Lynch will be, as nearly as practicable, 50% cash and 50% common stock. If proration is necessary to ensure this allocation of overall consideration, you may receive a portion of the merger consideration in a form other than that which you elected.

Adjustment if Cash Election is Oversubscribed

Stock may be issued to First Republic common stockholders who make cash elections if cash elections are oversubscribed such that the aggregate cash amount that would otherwise be paid in the merger is greater than 50% of the total consideration payable by Merrill Lynch for shares of First Republic common stock in the merger.

If the cash election is oversubscribed, then:

•	each First Republic common stockholder making a stock election, no election or an invalid election will receive the stock consideration for each share of First Republic common stock as to which he, she or it made a stock election, no election or an invalid election;

•	the depositary will select from among the cash election shares, by a pro rata selection process, a sufficient number of shares to receive the stock consideration such that the aggregate cash amount that would otherwise be paid in the merger equals as closely as practicable 50% of the total consideration payable by Merrill Lynch in the merger, and the shares so selected will be converted into the right to receive the stock consideration; and

•	cash election shares not so selected will be converted into the right to receive the cash consideration.

Example A. Oversubscription of Cash Elections

Assuming that:

•	the total consideration payable by Merrill Lynch for shares of First Republic common stock in the merger is $1,800,000,000, as a result of which only $900,000,000 may be paid in cash consideration, and

•	the cash consideration that would be payable based on the number of cash election shares is $1,000,000,000,

then a First Republic common stockholder making a cash election with respect to 1,000 shares of First Republic common stock would receive the cash consideration with respect to 900 shares of First Republic common stock and the stock consideration with respect to the remaining 100 shares of First Republic common stock.

Adjustment if the Stock Election is Oversubscribed

Cash may be issued to First Republic common stockholders who make stock elections if stock elections are oversubscribed such that the aggregate value of Merrill Lynch common stock that would otherwise be issued in the merger is more than 50% of the total consideration payable by Merrill Lynch for shares of First Republic common stock in the merger.

If the stock election is oversubscribed, then:

•	each First Republic common stockholder making a cash election, no election or an invalid election will receive the cash consideration for each share of First Republic common stock as to which he, she or it made a cash election, no election or an invalid election;

•	the depositary will select from among the stock election shares, by a pro rata selection process, a sufficient number of shares to receive the cash consideration such that the aggregate cash amount that would otherwise be paid in the merger equals as closely as practicable 50% of the total consideration payable by Merrill Lynch in the merger, and the shares so selected will be converted into the right to receive the cash consideration; and

•	stock election shares not so selected will be converted into the right to receive the stock consideration.

Example B. Oversubscription of Stock Elections

Assuming that:

•	the total consideration payable by Merrill Lynch for shares of First Republic common stock in the merger is $1,800,000,000, as a result of which only $900,000,000 may be paid in stock consideration, and

•	the stock consideration that would be payable based on the number of stock election shares is $1,000,000,000,

then a First Republic common stockholder making a stock election with respect to 1,000 shares of First Republic common stock would receive the stock consideration with respect to 900 shares of First Republic common stock and the cash consideration with respect to the remaining 100 shares of First Republic common stock.

Adjustment if the Cash Election is Sufficiently Subscribed

If the aggregate cash amount that would otherwise be paid to First Republic common stockholders in the merger based on valid elections is equal or nearly equal to 50% of the total consideration payable by Merrill Lynch for shares of First Republic common stock in the merger, then:

•	each First Republic common stockholder making a cash election will receive the cash consideration with respect to each share of First Republic common stock as to which he, she or it made a cash election;

•	each First Republic common stockholder making a stock election will receive the stock consideration with respect to each share of First Republic common stock as to which he, she or it made a stock election; and

•	each First Republic common stockholder making no election or an invalid election will receive the stock consideration with respect to each share of First Republic common stock as to which he, she or it made no election or an invalid election.

Election Procedures

The merger agreement provides that a form of election and other appropriate and customary transmittal materials will be mailed at least 35 days before the anticipated completion date of the merger (or on such other date as Merrill Lynch and First Republic mutually agree) to all First Republic common stockholders of record as of the fifth business day prior to such mailing date. Each form of election will allow the holder to make a cash election, a stock election, a mixed election or no election with respect to some or all of their First Republic shares.

Holders of First Republic common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. First Republic stockholders who hold their shares of common stock in “street name” should follow their broker’s instructions for making an election with respect to their shares. First Republic stockholders who hold their shares of common stock in the First Republic Employee Stock Ownership Plan or the Bank of Walnut Creek Employee Stock Ownership Plan should follow their respective trustee’s instructions for making an election with respect to their shares.

To make an election, a holder of First Republic common stock must submit a properly completed form of election so that it is actually received by the depositary at or prior to the election deadline in accordance with the instructions on the form of election. The election deadline will be 5:00 p.m., Pacific Time, on the 30th day following the date on which the forms of election are mailed to First Republic common stockholders (or on such other date as Merrill Lynch and First Republic mutually agree), which will be set forth in the election materials. However, if it appears that the closing date for the merger will not take place within a relatively short period of time following the election deadline set forth in the election form, Merrill Lynch and First Republic will discuss in good faith whether the election deadline should be deferred to an appropriate later date. Merrill Lynch and First Republic will issue a press release announcing the deferral of the election deadline not more than 10 business days before, and at least five business days prior to, the deferred election deadline. A form of election will be properly completed only if accompanied by certificates representing all shares of First Republic common stock covered by the form of election (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates), together with duly executed transmittal materials included in the form of election.

Generally, an election may be revoked or changed, but only by written notice received by the depositary prior to the election deadline. If an election is revoked and unless a subsequent properly executed form of election is actually received by the depositary at or prior to the election deadline, the holder who revoked the election will be deemed to have made no election with respect to his or her shares of First Republic common stock, and Merrill Lynch will cause those certificates to be returned to the stockholder who submitted those certificates without charge upon the holder’s written request.

First Republic common stockholders will not be entitled to revoke or change their elections following the election deadline. As a result, stockholders who have made elections will be unable to revoke their elections or sell their shares of First Republic common stock during the interval between the election deadline and the date of completion of the merger.

Shares of First Republic common stock as to which the holder has not made a valid election prior to the election deadline, to be set forth in the election form, will be treated as though no election has been made. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Treatment of First Republic Preferred Stock

Upon completion of the merger, (i) each share of First Republic 6.70% Noncumulative Perpetual Preferred Series A Shares issued and outstanding immediately prior to completion of the merger will be exchanged for one share of Merrill Lynch 6.70% Noncumulative Perpetual Preferred Stock, Series 6 and (ii) each share of First Republic 6.25% Noncumulative Perpetual Preferred Series B Shares issued and outstanding immediately prior to completion of the merger will be exchanged for one share of Merrill Lynch 6.25% Noncumulative Perpetual Preferred Stock, Series 7. The terms of the Merrill Lynch 6.70% Noncumulative Perpetual Preferred Stock, Series 6 and the Merrill Lynch 6.25% Noncumulative Perpetual Preferred Stock, Series 7 will be substantially identical to the terms of the corresponding series of First Republic preferred stock. Any shares of First Republic preferred stock as to which preferred stockholders have perfected their dissenters’ rights pursuant to Nevada law will not be exchanged for New Merrill Lynch Preferred Stock.

Each outstanding share of First Republic preferred stock is presently represented by First Republic Depositary Shares that are listed on the New York Stock Exchange and represent a one-fortieth interest in a share of First Republic preferred stock. Upon completion of the merger, Merrill Lynch will assume the obligations of First Republic under the relevant Deposit Agreement pursuant to which First Republic preferred stock has been deposited. Merrill Lynch will instruct the Depositary to treat the shares of New Merrill Lynch Preferred Stock received by it in exchange for shares of First Republic preferred stock as newly deposited securities under the applicable Deposit Agreement. In accordance with the terms of the relevant Deposit Agreement, the First Republic Depositary Shares will thereafter represent the shares of the relevant series of New Merrill Lynch Preferred Stock. Such depositary shares will continue to be listed on the New York Stock Exchange upon completion of the merger under a new name and will be traded under a new symbol.

Shares of preferred stock issued by First Republic’s subsidiaries will remain issued and outstanding following completion of the merger, and the terms of those preferred shares will generally be unaffected by the merger. Holders of First Republic preferred stock, First Republic Depositary Shares or preferred stock issued by First Republic’s subsidiaries are not entitled to vote on the merger or at the Special Meeting.

THE DEPOSITARY IS THE ONLY HOLDER OF RECORD OF SHARES OF FIRST REPUBLIC PREFERRED STOCK, WHICH ARE REPRESENTED BY DEPOSITARY SHARES. ALL HOLDERS OF FIRST REPUBLIC DEPOSITARY SHARES SHOULD FOLLOW THE INSTRUCTIONS GIVEN TO THEM BY THEIR BROKER.

Background of the Merger

The First Republic board of directors regularly discusses with First Republic’s management the company’s financial performance and prospects, and also considers First Republic’s strategy and future outlook. Issues of strategic planning are regularly addressed as part of these discussions. Between January and March 2006, in connection with certain expressions of interest made by potential financial partners, First Republic’s management and board of directors met with representatives of Morgan Stanley, its financial advisor, and had discussions regarding First Republic’s long-term prospects, including its long-term financial plan, as a stand-alone company, as well as the types of strategic alternatives that might be available to First Republic. These included niche acquisitions to gain capabilities, strategic acquisitions of other financial institutions, stock repurchases and the sale of First Republic to financial partners. The decision by First Republic’s management and board of directors to explore and assess the benefits and risks of its long term financial plan and strategic alternatives was motivated by a number of considerations, which included, among others, optimizing stockholder value, enhancing its performance, prospects and competitive position in the financial services industry, diversifying its business profile and increasing its size and scale. During this time, none of the discussions with the potential financial partners proceeded beyond initial discussions as the expression of interests made by such partners never materialized into binding offers by any such party.

As directed by First Republic’s management, Morgan Stanley continued to investigate the various strategic alternatives that might be available to First Republic and, from time to time, had further discussions with First Republic’s senior management team.

On October 2, 2006, Mr. Terry Laughlin, Senior Vice President — Head of Strategic Growth Opportunities of Merrill Lynch, contacted Mr. James H. Herbert, II, President of First Republic, to arrange an introductory meeting. The meeting was arranged for October 13, 2006. Until October 2006, there had not been any discussions between First Republic and Merrill Lynch in the prior two years about any possible strategic transaction between the companies.

On October 13, 2006, Mr. Laughlin and Mr. H. McIntyre Gardner, Senior Vice President — Head of Global Private Client Americas Region and Global Bank of Merrill Lynch, met with Mr. Herbert to discuss, very generally, the businesses of Merrill Lynch and First Republic. No detailed discussion of any possible strategic transaction took place at this meeting.

On November 14, 2006, Mr. Laughlin called Mr. Herbert to suggest a meeting with Mr. E. Stanley O’Neal, Chief Executive Officer of Merrill Lynch. This meeting was subsequently scheduled for December 11, 2006.

On December 11, 2006, Mr. Herbert met with Mr. O’Neal. There was a general discussion of Merrill Lynch’s private client services, in particular the operations of its private banking and investment group and how First Republic might interact with this group. Mr. O’Neal suggested that a business combination transaction could be structured to maintain First Republic’s brand identity separately from the Merrill Lynch brand and keep the management team of First Republic in place to continue to run First Republic’s business as it had in the past. Discussions continued to take place between Merrill Lynch and First Republic from December 11, 2006 until early January 2007 about the respective businesses of Merrill Lynch and First Republic. No specific terms of a transaction were discussed during this period.

In addition, in early October 2006, two other potential strategic partners independently contacted First Republic directly to initiate discussions about a possible strategic transaction. At the same time that First Republic’s senior management was having continued discussions and meetings with Merrill Lynch regarding a possible strategic transaction, during the fourth quarter of 2006 and early January 2007 the senior management team of First Republic was also having discussions and meetings with the other two potential strategic partners.

On January 9, 2007, Mr. Robert J. McCann, Vice Chairman and President of the Global Private Client Group of Merrill Lynch, Mr. Gardner, Mr. Laughlin and other members of Merrill Lynch’s private client services management team met with Mr. Herbert, Ms. Auguste-deWilde and another member of First Republic’s management team to discuss each company’s business segments, strategic goals and competitive landscape based on publicly available information. The meeting concluded with a discussion of the need for an exchange of additional information about Merrill Lynch and First Republic’s businesses to further the parties’ understanding of the potential business fit.

On January 9 and 10, 2007, the same members of First Republic’s senior management team held similar meetings with each of the potential strategic partners. Each of these meetings concluded with a discussion of next steps to be taken with respect to a possible strategic transaction.

On January 11, 2007, the First Republic board of directors conducted a special telephonic meeting. Mr. Herbert and a representative of Morgan Stanley, First Republic’s financial advisor, advised the board of directors of the three unsolicited contacts by potential strategic partners and the current status of the discussions with Merrill Lynch and the other two potential strategic partners. Mr. Herbert emphasized his belief that none of these potential strategic partners were aware of the others having contacted First Republic or that First Republic was having discussions with any of them. During this meeting, the First Republic board of directors unanimously authorized First Republic to enter into confidentiality agreements with each of the three potential strategic partners (including Merrill Lynch) to share additional information and to proceed with further, more detailed discussions.

In mid-January 2007, each of Merrill Lynch and the other two potential strategic partners entered into a confidentiality agreement with First Republic. Thereafter, First Republic’s senior management provided to each potential strategic partner certain product and additional information and an overview of preliminary financial results for the fourth quarter of 2006. Each potential strategic partner was given an opportunity to ask questions.

During the two-week period following the execution of the confidentiality agreements, each party continued to review a possible strategic transaction with First Republic.

On January 16-17, 2007, Merrill Lynch’s and First Republic’s senior management teams met again in a series of meetings, including a one-on-one meeting between Mr. McCann and Mr. Herbert, to discuss further details of First Republic’s business and its compatibility with Merrill Lynch’s business and strategy.

On the afternoon of January 18, 2007, Mr. McCann and Mr. Gardner met with Mr. Herbert and Ms. Auguste-deWilde and indicated to First Republic that Merrill Lynch would be willing to pay a fixed price of $55.00 per share for all of the issued and outstanding shares of First Republic common stock to be paid in a form acceptable to First Republic, subject to satisfactory completion of due diligence and the negotiation of a mutually acceptable definitive agreement. First Republic expressed to Merrill Lynch that it wanted to accommodate the option of a tax-free exchange for its stockholders. Merrill Lynch proposed that the aggregate consideration to be paid by Merrill Lynch be, as nearly as practicable, 50% cash and 50% common stock and that a First Republic common stockholder have the right to elect to receive for each share of common stock held by such stockholder, either $55.00 in cash or $55.00 in Merrill Lynch common stock.

On January 21, 2007, the First Republic board of directors conducted a special telephonic board meeting during which they discussed the possible strategic transactions. Mr. Herbert updated the First Republic board of directors on the discussions to date with Merrill Lynch and the other two potential strategic partners. Mr. Herbert conveyed to the board of directors Merrill Lynch’s proposal of $55.00 per share. Mr. Herbert and representatives of Morgan Stanley also explained to the board of directors that the price of $55.00 per share would be a fixed price, with 50% payable in cash and 50% payable in Merrill Lynch common stock and that a First Republic common stockholder would have the right to elect to receive for each share of common stock held by such stockholder, either $55.00 in cash or $55.00 in Merrill Lynch common stock. Mr. Herbert explained that Merrill Lynch had agreed, should a merger occur, to operate First Republic Bank as a separate division of ML Bank.

The board of directors was also informed that Mr. Herbert and Ms. Katherine August-deWilde, Executive Vice President and Chief Operating Officer of First Republic, would each be required to enter into three-year retention agreements with Merrill Lynch to become effective upon the completion of the proposed strategic transaction. A number of questions were raised by the directors of First Republic with respect to Merrill Lynch and its corporate structure. Mr. Herbert noted that Merrill Lynch’s desire to consummate the proposed strategic transaction was driven by its desire to enter the high net worth banking business through an existing organization run by a management group that is experienced and has a successful track record in that business. As a result, Merrill Lynch’s objective would be to retain First Republic’s management team, employees, locations and clients. Also present at the meeting were representatives of White & Case LLP, First Republic’s outside legal counsel. A representative of White & Case LLP reviewed with First Republic’s board of directors the legal and fiduciary considerations relating to the board of directors’ consideration of a possible merger if discussions proceeded to that point. The First Republic board of directors unanimously authorized Mr. Herbert and his executive management team to continue negotiations with Merrill Lynch and the other two potential strategic partners.

Between January 17, 2007 and January 23, 2007, an additional potential financial partner and the other two potential strategic partners, other than Merrill Lynch, discussed potential strategic transactions with First Republic, including general financial terms. In each case, the indicated merger consideration discussed with the three additional potential partners was below the merger consideration Merrill Lynch had discussed with First Republic. Given that the merger consideration discussed with Merrill Lynch was greater than those indicated by the other potential partners, and that the anticipated benefits to First Republic and its stockholders of a strategic transaction with Merrill Lynch either outweighed or were substantially similar to the anticipated benefits of a strategic transaction with any of the other potential partners, and that there was no additional risk to First Republic and its stockholders should it pursue a strategic transaction with Merrill Lynch rather than with any of the other potential partners, First Republic’s management began to focus its efforts on a possible strategic transaction with Merrill Lynch. Ultimately, none of the discussions First Republic had during this time, other than with Merrill Lynch, proceeded beyond the exploratory stage and no understanding with respect to the definitive terms of a transaction was reached during these discussions with any of the other potential partners.

During the week of January 22, 2007, Merrill Lynch and its legal advisors conducted their due diligence investigation with respect to First Republic’s business and legal, tax, regulatory and other matters. First Republic, with the assistance of its legal and financial advisors, conducted a simultaneous due diligence investigation with respect to Merrill Lynch’s business and legal, tax, regulatory and other matters.

On January 23, 2007, Merrill Lynch’s outside legal counsel, Sullivan & Cromwell LLP, provided a draft merger agreement to White & Case LLP, and the parties and their respective legal counsels negotiated the terms of the merger agreement through the week of January 22, 2007 while due diligence investigations continued. In particular, the parties and their respective counsels strenuously negotiated the definition of “Material Adverse Effect”, the governance structure of the First Republic Bank Division following completion of the merger, the circumstances under which the merger agreement could be terminated and the merger abandoned and the amount of and circumstances under which a termination fee would be payable by First Republic to Merrill Lynch. The parties also negotiated the representations, warranties and other covenants in the merger agreement.

A special telephonic meeting of the First Republic board of directors took place on January 26, 2007 to discuss the progress of the discussions and negotiations between First Republic and Merrill Lynch, as well as to discuss the progress of the discussions with the other potential strategic partners. Representatives of Morgan Stanley discussed with First Republic board of directors the valuation of First Republic on a stand-alone basis and as a combined entity with Merrill Lynch pursuant to the proposed terms of the transaction with Merrill Lynch. At that meeting, Mr. Herbert brought the board of directors up to date on discussions with Merrill Lynch. Mr. Herbert indicated that due diligence was on-going but in its final stages (including First Republic’s due diligence on Merrill Lynch). Representatives of Morgan Stanley led the board of directors through a detailed analysis of the value of the enterprise. A representative of Morgan Stanley explained to the First Republic board of directors Merrill Lynch’s proposed merger consideration of $55.00 per share price (with 50% payable in cash and 50% payable in Merrill Lynch common stock), and compared such terms with First Republic’s discussions with the other potential strategic partners. Also at this meeting, Mr. Herbert and Ms. August-deWilde gave an overview of the key terms of their respective retention agreements being negotiated with Merrill Lynch. A representative of White & Case LLP updated the board of directors on the status of the merger agreement, negotiations with Merrill Lynch, certain legal and financial issues raised by the merger agreement and discussed again with the board of directors their fiduciary duties in consideration of the possible merger with Merrill Lynch. First Republic’s board of directors expressed to management their belief in the long-term strategic merits of the possible merger with Merrill Lynch. They noted that their efforts should continue to be focused on Merrill Lynch and encouraged management to continue discussions and negotiations with Merrill Lynch. The meeting was then adjourned and scheduled to reconvene in the afternoon of January 28, 2007 when a more definitive version of the merger agreement would be available and negotiations between the parties would be further along.

The Merrill Lynch board of directors conducted a special board meeting on the afternoon of January 26, 2007 and were updated on the proposed transaction by Mr. O’Neal. Mr. O’Neal noted that Mr. McCann and the project team had provided the Merrill Lynch board of directors with an informational briefing on the proposed transaction and discussed the rationale for the proposed transaction at the regular meeting of the Merrill Lynch board of directors on January 22, 2007. At the special board meeting, Mr. O’Neal, Mr. McCann, Mr. Gardner, Mr. Laughlin and Mr. Eric Heaton, a representative of Merrill Lynch’s investment banking group who advised senior management in evaluating and negotiating a possible transaction with First Republic, reviewed the progress of the discussions with and the due diligence review of First Republic and outlined the basic terms of the proposed transaction. The board of directors and senior management discussed the key financial terms of the transaction and the strategic rationale for the transaction. A representative of Sullivan & Cromwell LLP reviewed the key terms of the proposed merger agreement. Mr. Steven A. Baronoff, Senior Vice President — Mergers and Acquisitions Group, or M&A Group, of Merrill Lynch, reviewed the findings of M&A Group’s Fairness Opinion Committee in determining whether the proposed transaction was fair to Merrill Lynch. After further discussion, the board of directors authorized senior management to complete negotiation of the terms of the transaction and to enter into definitive transaction documentation and related agreements.

From January 26, 2007 through January 28, 2007, senior management of First Republic and Merrill Lynch along with their respective financial advisors and legal counsel continued to discuss and negotiate key financial and legal terms of the transaction.

On the afternoon of January 28, 2007, the First Republic board of directors held a special telephonic meeting. A representative of White & Case LLP gave a comprehensive overview of the terms of the merger agreement, including key terms relating to the structure, covenants, representations and warranties, conditions, termination rights and termination fee and also discussed regulatory and stockholder approvals required to complete the merger. In addition, a representative of White & Case LLP advised the First Republic board of directors regarding certain legal matters related to the proposed transaction, including the First Republic board of directors’ fiduciary obligations in connection with their consideration of the proposed merger. Following the White & Case LLP discussion, representatives of Morgan Stanley reviewed the financial aspects of the proposed transaction and rendered its oral opinion (which was subsequently confirmed in writing on that same day) that, as of January 28, 2007 and based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken described in the opinion, the merger consideration to be received by the holders of First Republic common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. Following the Morgan Stanley discussion, directors addressed questions to members of First Republic’s management, representatives of White & Case LLP and Morgan

Stanley and further discussed the proposed transaction. Following a period of discussion and response to director questions, upon motion duly made and seconded, the First Republic board of directors unanimously adopted the merger agreement and authorized the execution thereof, subject to resolution of the outstanding issues in the merger agreement.

Later that day, First Republic, Merrill Lynch and their respective legal counsels resolved the outstanding issues in the merger agreement, including, among others, the circumstances under which the merger agreement could be terminated and the merger abandoned and the circumstances under which a termination fee would be payable by First Republic to Merrill Lynch. Early the next morning, First Republic, Merrill Lynch, and ML Bank executed the merger agreement and First Republic and Merrill Lynch issued a joint press release publicly announcing the transaction.

First Republic’s Reasons for the Merger; Recommendation of First Republic’s Board of Directors

In deciding to adopt the merger agreement and to recommend approval of the merger to First Republic’s stockholders as discussed below, the First Republic board of directors considered a number of factors, including the factors listed below. In view of the number and wide variety of factors considered in connection with its evaluation of the merger, the First Republic board of directors did not attempt to quantify or otherwise assign weights to the information and specific factors it considered in reaching its determination, and individual directors may have given different weights to different information and different factors. The First Republic board of directors viewed its adoption and recommendation as being based on the totality of the information and factors presented to and considered by it. In reaching its decision, the First Republic board of directors consulted with First Republic’s management team. The First Republic board of directors also consulted with Morgan Stanley with respect to the financial aspects of the transaction and with First Republic’s legal advisors with respect to the merger agreement and related issues. First Republic’s board of directors did not attempt to form any conclusions as to whether any particular line item analysis of Morgan Stanley did or did not by itself support the board of directors’ recommendation.

Strategic Alternatives

The First Republic board of directors believes that the value to be received by First Republic stockholders in the merger is greater than that available to First Republic remaining as an independent entity currently and for the foreseeable future. At the end of 2004, 2005 and 2006 and prior to discussions with Merrill Lynch, First Republic considered its long-term prospects, including its long-term financial plan, as a stand-alone company as well as various strategic opportunities. These included niche acquisitions to gain capabilities (such as additional capabilities in the banking industry), strategic acquisitions of other financial institutions, stock repurchases and the sale of First Republic to strategic or financial partners. First Republic’s board of directors considered the impact to First Republic and its stockholders of remaining as a stand-alone entity and determined that a sale of First Republic to Merrill Lynch at a significant premium of more than 40% to the then current market price of First Republic’s common stock would be a better alternative.

Financial Terms of the Merger

The First Republic board of directors believes that the per share merger consideration is fair to the stockholders based upon First Republic’s current financial condition and future prospects, as well as Merrill Lynch’s current financial condition and future prospects and the board of directors’ perception of the future prospects of the combined company. In arriving at this conclusion, the First Republic board of directors, together with First Republic’s senior management and legal and financial advisors, evaluated the strategic alternatives available to First Republic. The First Republic board of directors also took into account the expectation that the merger should result in economies of scale and efficiencies for the combined company as discussed below. In addition, the First Republic board of directors recognized that the merger consideration represents a significant premium over the historical average trading price of First Republic common stock during recent periods. In this regard, the First Republic board of directors considered the information presented by, and the opinion of, Morgan Stanley, First Republic’s financial advisor. Please see the section entitled “The Merger — Opinion of First Republic’s Financial Advisor” beginning on page 40.

The First Republic board of directors also considered the form of the merger consideration to be received in the merger by the holders of First Republic common stock (the right to elect to receive the per share merger consideration either in cash or Merrill Lynch common stock, subject to proration and adjustment) and the fact that under the fixed price transaction the values of the merger consideration would not rise with increases, or fall with decreases, in the market price of First Republic common stock or Merrill Lynch common stock. The First Republic board of directors considered the certainty of the value of the cash component of the merger consideration, as well as the ability of holders of First Republic common stock to become holders of Merrill Lynch common stock and participate in the future prospects of the combined businesses of First Republic and Merrill Lynch.

Preservation of the First Republic Identity and Culture

The First Republic board of directors considered the post merger organizational structure of First Republic. Under the merger agreement, First Republic would continue to operate its business separately as the First Republic Bank Division, a new division of ML Bank, with virtually no disruption to the current First Republic clients, no branch closings and no deposit divestitures. The existing management team and key client managers of First Republic would continue as part of the First Republic division of ML Bank, with substantial autonomy to make strategic decisions and generally operate the business of First Republic and its subsidiaries consistent with past practices. Also, members of the First Republic board of directors immediately prior to the merger would have the opportunity to serve as members of a non-governance advisory board of the First Republic Bank Division for at least one year. The function of the advisory board will be to advise the management of the First Republic Bank Division with respect to employee matters and strategic business decisions and to assist with the continuity of First Republic client relationships.

The Banking Industry

The First Republic board of directors considered the current environment of the banking industry, including the regulatory uncertainty related to the banking industry generally, and the current national and local market conditions, including the trend toward consolidation in the financial services industry in order to obtain the advantage of scale in developing and delivering services in a cost-effective manner, and the likely impact of these factors on First Republic’s potential growth, development, productivity, profitability and strategic options.

Merrill Lynch’s Financial Condition, Prospects and Industry Reputation

The First Republic board of directors considered (i) the financial condition and prospects of Merrill Lynch, (ii) the results of First Republic’s due diligence review of Merrill Lynch, (iii) Merrill Lynch’s access to capital, (iv) Merrill Lynch’s interest in increasing the quality and number of financial products and services offered to clients and (v) the financial resources that Merrill Lynch could offer First Republic, including an improved credit rating and increased liquidity, which financial resources could support an accelerated growth of First Republic’s business. The First Republic board of directors also took into consideration Merrill Lynch’s worldwide reputation in the financial services industry and the breadth of Merrill Lynch’s operations and resources.

Expected Synergies

The First Republic board of directors considered the complementary strengths of the businesses of First Republic and Merrill Lynch. First Republic management believes the merger will enable the combined businesses to (i) obtain greater market penetration, (ii) deliver a broad range of asset management products to existing First Republic clients, (iii) provide First Republic banking products to Merrill Lynch’s client base, (iv) achieve stronger financial performance as a combined business and (v) enhance stockholder value.

Treatment of First Republic Employees

The First Republic board of directors considered the treatment of First Republic employees contemplated by the merger agreement, including the proposed conversion of options to acquire First Republic common stock into options to acquire Merrill Lynch common stock, the amendment to First Republic’s deferred equity plan, the continuation of First Republic employee benefit plans through December 31, 2007 and the provision of employee benefit plans, programs and arrangements that are substantially similar to the covered employees of First Republic as of January 1, 2008 and Merrill Lynch’s obligation to provide all covered employees of First Republic with service credit for purposes of eligibility, participation, vesting and levels of benefit.

Certain Terms of the Merger Agreement

The First Republic board of directors considered the terms of the merger agreement, including the nature and scope of the closing conditions and the potential for incurring a termination fee in the event the merger agreement is terminated under certain circumstances, and the fact that the termination fee and other provisions of the merger agreement might discourage third parties from seeking to acquire First Republic and otherwise increase the cost of such an acquisition, but not preclude the First Republic board of directors from evaluating a proposal for an alternative transaction involving First Republic. The First Republic board of directors took into account that the terms of the termination fee were the subject of negotiations between the parties and that the fee would generally be payable only in limited circumstances. The First Republic board of directors also took into account that, as a percentage of the merger consideration, the termination fee was within the range of termination fees provided for in recent comparable acquisition transactions at the time the merger agreement was executed.

Tax-Free Transaction to the Extent Merger Consideration Received is Merrill Lynch Common Stock

With respect to the merger consideration to be received in the form of Merrill Lynch common stock, the First Republic board of directors considered the fact that the merger is intended to qualify as a transaction of a type that is generally tax-free to the holders of First Republic common stock for U.S. federal income tax purposes.

Opinion of First Republic’s Financial Advisor

The First Republic board of directors considered the opinion of Morgan Stanley, dated January 28, 2007, to the effect that, as of the date of the opinion and based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken described in the written opinion, the merger consideration to be received by the holders of First Republic common stock under the merger agreement was fair, from a financial point of view, to such holders. Morgan Stanley’s opinion is further described in the section entitled “The Merger — Opinion of First Republic’s Financial Advisor” beginning on page 41.

Closing and Integration Risks

The First Republic board of directors considered the risks and costs that the merger might not be completed, the potential impact of the restrictions under the merger agreement on First Republic’s ability to take certain actions during the period prior to the closing of the merger, the potential for diversion of management and employee attention and for increased employee attrition during that period and the potential effect of these factors on First Republic’s business and its relationships with clients. The First Republic board of directors also took into account the likelihood that the merger would be approved by the appropriate banking and regulatory authorities and the stockholders of First Republic in a timely manner and without unacceptable conditions.

The First Republic board of directors weighed the foregoing advantages and opportunities against the challenges inherent in the combination of two significant business enterprises operating in a highly-regulated industry. The First Republic board of directors realizes that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding long-term value, competitive and financial strength, potential revenue enhancements, synergies and anticipated cost savings. However, the First Republic board of directors concluded that the potential positive factors outweighed the potential risks of completing the merger. This explanation of the First Republic board of directors’ reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary

Statement Regarding Forward-Looking Statements” beginning on page 20. The First Republic board of directors also considered the fact that some members of the First Republic board of directors and of First Republic’s management may have interests in the merger that are different from those of First Republic stockholders generally. Please see the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 49.

At a meeting held on January 28, 2007, after due consideration and consultation with its financial and legal advisors, the First Republic board of directors unanimously determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of First Republic and its stockholders. The First Republic directors present at the meeting unanimously adopted the merger agreement and unanimously recommended that First Republic common stockholders vote to approve the merger agreement. Accordingly, the First Republic board of directors unanimously recommends that the First Republic common stockholders vote “FOR” the approval of the plan of merger contained in the merger agreement at the First Republic stockholder meeting.

Merrill Lynch’s Reasons for the Merger

Merrill Lynch determined to pursue the merger because it believes the merger can enhance the growth of its private client organization by leveraging First Republic’s business model and strategy. Merrill Lynch believes that First Republic will enable ML Bank to accelerate its strategic objective of growing its high net worth client business. Merrill Lynch further intends to provide First Republic with the resources and support necessary for its success in key markets across the country and to benefit from its deep banking expertise. While First Republic will operate as a separate division with its own brand identity and strategic goals, Merrill Lynch expects its entire private client organization to benefit from First Republic’s outstanding history, excellent credit and lending capabilities and experienced management team. Merrill Lynch also concluded that First Republic’s strong culture of client focus and service sets the standard for excellence in the private banking industry and is consistent with Merrill Lynch’s mission and principles.

Opinion of First Republic’s Financial Advisor

Pursuant to the terms of an engagement letter dated February 13, 2006, Morgan Stanley was formally engaged to provide financial advisory services to First Republic. First Republic selected Morgan Stanley to act as its financial advisor in connection with strategic alternatives based on Morgan Stanley’s qualifications, expertise and reputation, as well as its knowledge of the business and affairs of First Republic, as well as to render its opinion with respect to the fairness, from a financial point of view, to holders of First Republic’s common stock of the consideration to be offered to such stockholders in the merger.

On January 28, 2007, Morgan Stanley delivered its oral opinion and subsequently confirmed in writing on the same date to the First Republic board of directors, that based on and subject to the factors, limitations and assumptions set forth in the opinion, the merger consideration to be received by the holders of First Republic common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion, dated January 28, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex B to this proxy statement/prospectus. Holders of First Republic’s common stock are urged to, and should, read that opinion carefully and in its entirety in connection with their consideration of the merger. Morgan Stanley’s opinion, directed to the First Republic board of directors, addresses only the fairness from a financial point of view of the merger consideration to be received pursuant to the merger agreement by the holders of First Republic common stock, and does not address any other aspect of the merger or constitute a recommendation to any First Republic stockholder as to how to vote or take any other action with respect to the merger. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of First Republic and Merrill Lynch, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning First Republic prepared by the management of First Republic, including among other things, financial forecasts and profit plans for First Republic;

•	discussed the past and current operations and financial condition and the prospects of each of First Republic and Merrill Lynch with senior executives of First Republic and Merrill Lynch, respectively;

•	reviewed the reported prices and trading activity of the common stock of First Republic and the common stock of Merrill Stock, respectively;

•	compared the financial performance of First Republic and Merrill Lynch and the prices and trading activity of the common stock of First Republic and the common stock of Merrill Lynch with that of certain other publicly-traded companies comparable with First Republic and Merrill Lynch, respectively, and their respective securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions;

•	participated in discussions among representatives of First Republic and Merrill Lynch and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information made available to Morgan Stanley by First Republic and Merrill Lynch for the purposes of its opinion. With respect to the financial forecasts, profit plans and information regarding First Republic, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of First Republic. Morgan Stanley assumed that such financial forecasts, profit plans and information were reasonably prepared based on its review and discussions of such information with First Republic’s management. Morgan Stanley assumed that the merger will be consummated in accordance with the terms of the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities (including any hedge or derivative position) of First Republic and Merrill Lynch, nor was Morgan Stanley furnished with any such appraisals, and Morgan Stanley did not make any independent examination of the loan loss reserves or examine any individual loan credit files of First Republic or Merrill Lynch. In addition, Morgan Stanley assumed that in connection with the receipt of all necessary government, regulatory or other consents and approvals for the merger, no restrictions would be imposed that would have any adverse effect on First Republic or Merrill Lynch or on the benefits expected to be derived from the merger. Following its discussions with Merrill Lynch’s management and First Republic’s management, Morgan Stanley relied, without independent verification, upon the assessment by such management teams of the following: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of First Republic and Merrill Lynch; (iii) their ability to retain key employees of First Republic and (iv) the validity of, and risks associated with, First Republic and Merrill Lynch’s existing and future technologies, intellectual property, products, services and business models. Morgan Stanley is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of First Republic and Merrill Lynch and their legal, tax and regulatory advisors with respect to such matters. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect such opinion and the assumptions used in preparing it, and Morgan Stanley does not assume any obligation to update, revise or reaffirm its opinion. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving First Republic.

The following is a summary of the material financial and comparative analyses, and the material terms of such analyses, performed by Morgan Stanley in connection with preparing its oral opinion and its written opinion letter, dated January 28, 2007. Some of these summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analysis used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Description of Valuation Analysis of First Republic

Comparable Company Analysis.  Morgan Stanley compared certain financial information of First Republic with six publicly traded commercial banks and six publicly traded trust and private banks that share certain characteristics with First Republic. The commercial banks were selected based on their headquarters location within California and market caps within $1 billion to $4 billion. This selected group excluded banks predominantly serving the Asian community or Silicon Valley companies or banks having a large commercial real estate and sub-prime mortgage exposure. The trust and private banks were selected based on their focus on private banking clients, and no such comparable banks reviewed were subsequently excluded. As part of the comparable company analysis, Morgan Stanley examined market multiples for each company including:

•	the market price per share to median estimated 2007 earnings per share;

•	the market price per share to median estimated 2008 earnings per share;

•	the market price per share to book value per share; and

•	the market price per share to tangible book value per share.

The estimated 2007 and 2008 earnings per share information was obtained from the Institutional Brokers Estimate System, or I/B/E/S, and the remaining information was obtained from (or in certain cases estimated based on) publicly available information, including information obtained from the online database of SNL Financial, a recognized data service that collects, standardizes and disseminates relevant corporate, financial, market and mergers and acquisition data for companies in the industries it covers, for the period ended September 30, 2006 or the most recent quarter available. Financial information for First Republic was based on information for the period ended December 31, 2006 obtained from the management of First Republic. The share price data used for this analysis was the closing price on January 24, 2007 for the companies included in this analysis.

Morgan Stanley selected the comparable companies below because their businesses and operating profiles are reasonably similar to that of First Republic. In choosing comparable companies to include in its analysis, Morgan Stanley selected two peer groups: California commercial banks, or the CA Bank Peer Group, and trust banks, or the Trust & Private Bank Peer Group.

The CA Bank Peer Group included:

•	City National Corporation;

•	Westamerica Bancorporation;

•	Pacific Capital Bancorp;

•	Greater Bay Bancorp;

•	First Community Bancorp; and

•	CVB Financial Corp.

The Trust & Private Bank Peer Group included:

•	Northern Trust Corporation;

•	City National Corporation;

•	Wilmington Trust Corporation;

•	Wintrust Financial Corporation;

•	Boston Private Financial Holdings, Inc.; and

•	PrivateBancorp, Inc.

The following table summarizes the results from the comparable company multiple analysis:

			CA Bank		Trust & Private
	First Republic		Peer Group		Bank Peer Group

January 24, 2007 Closing Price to:
2007 Earnings per Share Estimate	17.1	x	14.9	x	17.3x
2008 Earnings per Share Estimate	16.0	x	13.6	x	15.1x
Book Value per Share	1.8	x	2.3	x	2.4x
Tangible Book Value per Share	2.5	x	3.1	x	3.8x

The implied range of values for First Republic common stock, derived from the analysis of the market price to 2007 estimated earnings per share for the CA Bank Peer Group and the Trust & Private Bank Peer Group, ranged from approximately $34 to $41 per share. The implied range of values for First Republic common stock, derived from the analysis of the market price to book value per share for the CA Bank Peer Group and the Trust & Private Bank Peer Group, ranged from approximately $39 to $48 per share. Morgan Stanley noted that the closing price of First Republic common stock as of January 24, 2007, was $39.08 and the 52-week trading range for the period ending on January 24, 2007 was $35 to $46 per share.

Additionally, as part of the comparable company analysis, Morgan Stanley examined certain operating performance metrics for each company in the CA Bank Peer Group and the Trust & Private Peer Group, including:

•	annualized net income as a percentage of average assets;

•	annualized net income as a percentage of average common equity;

•	net interest margin;

•	operating expense as a percentage of total revenue, or Efficiency Ratio;

•	non interest income as a percentage of total revenue; and

•	tangible common equity as a percentage of total tangible assets.

Financial information for the comparable companies was based on that for the quarter ended September 30, 2006 or the most recent quarter available. Financial information for First Republic was based on information for the quarter ended September 30, 2006, except for the tangible common equity ratio which was based on information as of December 31, 2006 as obtained from the management of First Republic.

The following table summarizes the results from the comparable company operating metrics analysis:

		CA Bank	Trust & Private
	First Republic	Peer Group	Bank Peer Group

Operating Metric:*
Return on Assets	0.68%	1.52%	1.13%
Return on Equity	11.4%	14.5%	15.3%
Net Interest Margin	2.96%	4.27%	3.66%
Efficiency Ratio	70.4%	48.7%	59.1%
Fees/Revenue	24.1%	22.8%	39.0%
Tangible Common Equity/Tangible Assets	4.21%	6.49%	5.73%

*	In certain cases, the ratios were calculated as defined by SNL Financial and excluding extraordinary income items, nonrecurring items and gain/loss on sale of investment securities.

Dividend Discount Analysis.  Morgan Stanley performed a dividend discount analysis to determine a range of present values of First Republic common stock, assuming First Republic continued to operate as a stand-alone entity. The range was determined by adding:

•	the present value of an estimated future dividend stream for First Republic over the five-year period from 2007 through 2011; and

•	the present value of the “terminal value” of First Republic common stock at the end of 2011 (December 31, 2011).

Morgan Stanley made the following assumptions in performing its analysis:

•	a constant tangible common equity/tangible assets ratio of 4.5% for a projected dividend stream;

•	earnings projections were based on I/B/E/S estimates with an assumed earnings growth rate of 11% for 2008 through 2011, consistent with the I/B/E/S long-term growth estimate for First Republic;

•	“terminal value” of First Republic common stock at the end of the period was determined by applying two price-to-earnings multiples (14x and 16x) to year 2012 projected earnings; and

•	the dividend stream and terminal values were discounted to present values using a discount rate of 11%.

Based on the above assumptions, the fully diluted stand-alone value of First Republic common stock ranged from approximately $34 to $38 per share. Morgan Stanley also performed the above analysis based on First Republic’s management estimates for earnings per share and asset growth and applied the same assumptions as above. Based on management’s estimates for earnings per share and asset growth, the fully diluted stand-alone value of First Republic common stock ranged from approximately $52 to $59 per share.

Transaction Pricing Multiples.  Morgan Stanley noted that the merger consideration provided for in the merger agreement had an implied transaction value to First Republic stockholders of $55.00 per share of First Republic common stock. Morgan Stanley calculated the implied transaction value as a premium to First Republic’s closing price per share of common stock on January 24, 2007.

Morgan Stanley also calculated the implied transaction value as a multiple of First Republic’s book value and tangible book value at December 31, 2006 and as a multiple of First Republic’s estimated earnings for 2007 (based on consensus I/B/E/S earnings estimates for First Republic as of January 24, 2006).

Precedent Transaction Analysis.  Morgan Stanley compared the foregoing calculations to similar calculations for selected California bank acquisitions announced since January 1, 2000 that were valued between $250 million and $5 billion, or the Precedent Transactions.

Acquiror	Target

Wells Fargo & Company	Placer Sierra Bancshares
Rabobank Nederland	Mid-State Bancshares
Sterling Financial Corp.	Northern Empire Bancshares
First Community Bancorp	Community Bancorp Inc.
Umpqua Holdings Corp.	Western Sierra Bancorp
Rabobank Nederland	Central Coast Bancorp
Umpqua Holdings Corp.	Humboldt Bancorp
Hanmi Financial Corp.	Pacific Union Bank
Cathay Bancorp Inc.	GBC Bancorp
BNP Paribas Group	United California Bank
Comerica Inc.	Imperial Bancorp

Morgan Stanley also compared the foregoing calculations to similar calculations implied in Bank of America’s acquisition of U.S. Trust from Charles Schwab.

For the selected merger transactions listed above, Morgan Stanley used publicly available financial information, including information obtained from the online database of SNL Financial. Morgan Stanley used this financial information to determine the following multiples for each of the selected Precedent Transactions:

•	the transaction price per share to the current-year consensus earnings estimates per share at the time of announcement of the transaction;

•	the transaction price per share to the book value per share using the acquired companies’ most recent financial reports as of the time of announcement of the transaction;

•	the transaction price per share to the tangible book value per share using the acquired companies’ most recent financial reports as of the time of announcement of the transaction; and

•	the premiums per share paid by the acquirer compared to the share price of the target company prevailing one month prior to the announcement of those transactions, or the Unaffected Closing Price.

			Median Precedent		BAC/U.S. Trust
	First Republic		Transactions		Transaction

Implied Transaction Value as a Multiple of:
Current Year I/B/E/S Estimate	24.0	x	20.0	x	24.4	x*
Book Value per Share	2.8	x	2.5	x	2.5	x
Tangible Book Value per Share	3.9	x	3.2	x	4.3	x
Implied Transaction Value as a Premium to:
Unaffected Closing Price	40.7%		22.8%		N/A

*	Based on U.S. Trust’s last quarter annualized net income assuming 35% tax rate.

This analysis suggested an implied value range of approximately $41 to $60 per share of First Republic common stock.

No company or transaction used in the comparable company and precedent transaction analyses above is identical to First Republic or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics of First Republic and other factors that could affect the public trading value of the companies to which they are being compared or the industry or the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

Description of Valuation Analysis of Merrill Lynch

Comparable Company Analysis.  As part of its analyses, Morgan Stanley compared certain financial information of Merrill Lynch with eight publicly traded companies that provide investment banking services similar to Merrill Lynch, and no such comparable investment banks reviewed were subsequently excluded. As part of the comparable company analysis, Morgan Stanley examined market multiples for each company including:

•	the market price per share to median estimated 2007 earnings per share;

•	the market price per share to median estimated 2008 earnings per share;

•	the market price per share to book value per share; and

•	the market price per share to tangible book value per share.

The estimated 2007 and 2008 earnings per share were obtained from I/B/E/S and the remaining information was obtained from (or in certain cases estimated based on) publicly available financial information for the period ended December 31, 2006 or the most recent quarter available. The stock price data used for this analysis was the closing price on January 24, 2007 for the companies included in this analysis.

Morgan Stanley selected the comparable companies below because their businesses and operating profiles are reasonably similar to that of Merrill Lynch.

•	Citigroup Inc.;

•	J.P. Morgan Chase & Co.;

•	UBS AG;

•	Goldman Sachs, Inc.;

•	Morgan Stanley;

•	Credit Suisse Group;

•	Lehman Brothers Holdings Inc.; and

•	Bear Stearns Companies, Inc.

The following table summarizes the results from the comparable company analysis:

	Merrill Lynch	Median of Peers

January 24, 2007 Closing Price to:
2007 EPS Estimate	12.7x	11.8x
2008 EPS Estimate	11.5x	10.8x
Book Value per Share	2.4x	2.4x
Tangible Book Value per Share	2.6x	3.1x

No company used in the comparable company analysis is identical to Merrill Lynch. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics of Merrill Lynch and other factors that could affect the public trading value of the companies to which they are being compared or the industry or the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

Historical Relative Valuation Analysis.  Morgan Stanley compared certain historical trading multiples of Merrill Lynch in relation to its peer group as described above. Morgan Stanley compared Merrill Lynch’s five year historical trading price as a multiple of its next twelve months earnings per share estimate as provided by I/B/E/S, or NTM P/E, to that of the peer group. Morgan Stanley also compared Merrill Lynch’s five year historical trading price as a multiple of its book value per share, or Price/Book, to that of the peer group.

The following table summarizes the results from the relative valuation analysis:

Merrill Lynch NTM P/E as a Percentage of
the Median of the Peer Group’s NTM P/E

Historical Period:
Five-Year Average	107%
Three-Year Average	107%
One-Year Average	111%
January 24, 2007	111%

Merrill Lynch Price/Book as a Percentage of
the Median of the Peer Group’s Price/Book

Historical Period:
Five-Year Average	97%
Three-Year Average	95%
One-Year Average	98%
January 24, 2007	98%

Miscellaneous

In connection with the review of the merger by the First Republic board of directors, Morgan Stanley performed a variety of financial and comparative analyses for the purpose of rendering its opinion. The above summary of these analyses, while describing the material analyses performed by Morgan Stanley, does not purport to be a complete description of the analyses performed by Morgan Stanley in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying its analyses and the opinion. In addition, Morgan Stanley may have given various analyses or factors more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of First Republic or Merrill Lynch.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of First Republic or Merrill Lynch. Any estimates contained in the analyses performed by Morgan Stanley are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. Such analyses were prepared solely as a part of Morgan Stanley’s analysis of the fairness from a financial point of view of the consideration to be offered to the holders of shares of First Republic common stock pursuant to the merger agreement and were provided to the First Republic board of directors in connection with the delivery of the Morgan Stanley opinion. The analyses do not purport to be appraisals of value or to reflect the prices at which the stock of First Republic or Merrill Lynch might actually trade. In addition, as described above, the Morgan Stanley opinion was one of the many factors taken into consideration by the First Republic board of directors in making its determination to adopt the plan of merger contained in the merger agreement. The consideration pursuant to the merger agreement was determined through arm’s-length negotiations between First Republic and Merrill Lynch and was approved by the First Republic board of directors. Morgan Stanley did not recommend any specific consideration to First Republic or advise that any given consideration constituted the only appropriate consideration for the merger. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the First Republic board of directors with respect to the value of First Republic or of whether the First Republic board of directors would have been willing to agree to a different consideration.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the past, Morgan Stanley and its affiliates have provided financing services for First Republic and Merrill Lynch and have received fees for the rendering of these services. In the ordinary course of its business, Morgan Stanley and its affiliates may, from time to time, trade in the securities and indebtedness of First Republic or Merrill Lynch for its own accounts or the account of investment funds and other clients under the management of Morgan Stanley and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities or indebtedness for any such account. In addition, Morgan Stanley and its affiliates may from time to time act as a counterparty to either First Republic or Merrill Lynch and have received compensation for such activities.

Pursuant to a letter agreement between First Republic and Morgan Stanley dated as of February 13, 2006, Morgan Stanley was formally retained to provide financial advisory services and a financial fairness opinion in connection with an acquisition, and First Republic agreed to pay Morgan Stanley $14 million for its services in connection with the merger, all of which is contingent upon the completion of the merger. First Republic also agreed to reimburse Morgan Stanley for expenses incurred by Morgan Stanley in performing its services. In addition, First Republic has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement pursuant to the letter agreement dated February 13, 2006 and any related transactions.

Interests of Certain Persons in the Merger

The executive officers and directors of First Republic have interests in the merger that are in addition to, or different from, their interests as stockholders. The First Republic board of directors was aware of these interests and considered them, among other matters, in adopting the plan of merger contained in the merger agreement.

First Republic Bank Division Advisory Board

Following completion of the merger, ML Bank will cause those members of the First Republic board of directors who so choose to be appointed as members of a non-governance advisory board of directors for the First Republic Bank Division of ML Bank. The function of the advisory board will be to advise the management of the First Republic Bank Division with respect to employee and strategic business decisions and to assist with the continuity of First Republic client relationships. The advisory board will exist for at least one year following completion of the merger, and thereafter in the sole discretion of ML Bank. Each advisory board member who is not an employee of Merrill Lynch or ML Bank will receive an annual retainer of $50,000 for serving as a member of the advisory board, and each advisory board member will be reimbursed for reasonable travel and other expenses relating to any advisory board meetings attended by such member.

Management Positions

Upon completion of the merger, James H. Herbert, II, currently President and Chief Executive Officer of First Republic, will become Chairman and Chief Executive Officer of the First Republic Bank Division of ML Bank as well as Senior Vice President of Merrill Lynch. Katherine August-deWilde, currently Executive Vice President and Chief Operating Officer of First Republic, will become President and Chief Operating Officer of the First Republic Bank Division of ML Bank and Senior Vice President of Merrill Lynch.

In addition, Merrill Lynch expects to retain the current officers of First Republic to support the operations of the First Republic Bank Division of ML Bank after completion of the merger in the same capacities, and with the same compensation, to which such individuals were entitled immediately prior to the merger.

Executive Employment Arrangements

In connection with the merger agreement, Merrill Lynch entered into retention agreements with two executive officers of First Republic, James H. Herbert, II and Katherine August-deWilde. Under the retention agreements, each of Mr. Herbert and Ms. August-deWilde have guaranteed levels of compensation until January 31, 2010, unless their employment is terminated earlier under the terms of the retention agreements. The retention agreements become effective upon completion of the merger. The following chart summarizes the material terms of the retention agreements with Mr. Herbert and Ms. August-deWilde:

Term	Mr. Herbert	Ms. August-deWilde

Annual Salary	$690,000	$436,000
Guaranteed Bonus Payable in Cash or Restricted Shares Subject to Vesting
2007	$4,310,000	$3,564,000
2008	$4,810,000	$4,064,000
2009	$5,310,000	$4,564,000
Sign-on Stock Award Subject to Vesting	$5,000,000 in Merrill Lynch Restricted Stock	$5,000,000 in Merrill Lynch Restricted Stock
Contract Acceleration Amount	All Unpaid Annual Salary and Guaranteed Bonus amounts through January 31, 2010	All Unpaid Annual Salary and Guaranteed Bonus amounts through January 31, 2010

Annual Salary and Guaranteed Bonuses.  The retention agreements provide for the payment of the annual salary and guaranteed bonuses set forth above to Mr. Herbert and Ms. August-deWilde through January 31, 2010, unless their employment is earlier terminated under the terms of the retention agreements. Guaranteed bonuses payable for 2007, 2008 and 2009 will be granted under Merrill Lynch’s Variable Incentive Compensation Program, or VICP, and will be payable either in cash or equity, a significant portion, up to 50%, of bonus payments may be in restricted stock subject to vesting. Any equity portion of a VICP award to Mr. Herbert and Ms. August-deWilde may consist of Merrill Lynch restricted shares, subject to the vesting, exercisability and other provisions applicable to other senior executives of Merrill Lynch and in accordance with the plan under which they are granted. Any equity grants in connection with a VICP award will be subject to the approval of the Merrill Lynch Management Development and Compensation Committee. Prior to vesting, restricted shares are generally subject to forfeiture upon termination of employment (other than termination for death, disability or retirement, termination without cause (as described below) or resignation for good reason (as described below)).

Sign-On Stock Award.  The retention agreements provide that Merrill Lynch will recommend the grant of the sign-on stock award (in the form of restricted shares) set forth above to Mr. Herbert and Ms. August-deWilde on the date the merger is completed, which will be subject to the approval of the Merrill Lynch Management Development and Compensation Committee. If Merrill Lynch does not grant the sign-on stock award within three months of the completion of the merger, Merrill Lynch has agreed to make a cash payment equal to the value of the sign-on stock award. With respect to Mr. Herbert, all restricted shares granted in respect of his sign-on stock award will vest on January 31, 2010. With respect to Ms. August-deWilde, three-fifths of the restricted shares granted in respect of her sign-on stock award will vest on January 31, 2010, one-fifth will vest on January 31, 2011 and the remaining one-fifth will vest on January 31, 2012. Prior to vesting, restricted shares are generally subject to forfeiture upon termination of employment (other than termination for death, disability or retirement, termination without cause (as described below) or resignation for good reason (as described below)).

Termination.  Under the retention agreements, if Mr. Herbert or Ms. August-deWilde is terminated without cause or resigns for good reason, he or she is entitled to the severance benefits described below. For purposes of the retention agreements, “cause” includes:

•	the failure to substantially perform the fundamental duties and responsibilities associated with the executive’s position;

•	a breach of any applicable laws, rules or regulations;

•	gross misconduct;

•	failure to comply with the material terms of the retention agreement;

•	any indictment for, conviction of, or plea of no contest to, any fraudulent act or criminal offense or any other offense which reflects conduct or character that is inconsistent with continued employment;

•	any continued failure to maintain any necessary regulatory licenses;

•	any criminal conduct that is a statutory disqualifying event under federal securities laws, rules and regulations; or

•	being subject to the prohibitions of Section 19(a)(1) of the Federal Deposit Insurance Act or Section 21C(f) of the Securities Exchange Act of 1934.

For purposes of the retention agreements, “good reason” includes, among other things, the following events:

•	Merrill Lynch requires that the executive be relocated more than twenty-five miles from his or her current place of business, other than in connection with a disaster relocation situation;

•	Merrill Lynch reduces the executive’s annual salary, fails to perform its material obligations under certain provisions of the retention agreements, or fails to timely pay any amounts due under the retention agreements; or

•	Merrill Lynch sells all or substantially all of the business of the First Republic Bank Division or sells 100% of ML Bank.

Payments and Benefits Upon Certain Terminations of Employment.  Mr. Herbert and Ms. August-deWilde are entitled to certain payments and benefits upon termination in certain circumstances. In the event that, prior to the payment of any guaranteed VICP award, Mr. Herbert or Ms. August-deWilde is terminated by Merrill Lynch other than for cause or either resigns for good reason, he or she is entitled to receive (1) the full amount of guaranteed VICP awards in cash on the dates specified in the retention agreements and (2) all unpaid salary payments through January 31, 2010. In the event that, (i) Mr. Herbert or Ms. August-deWilde is terminated by Merrill Lynch other than for cause or either resigns for good reason, or (ii) Mr. Herbert terminates his employment after January 31, 2010 or Ms. August-deWilde terminates her employment after January 31, 2012, and that termination of employment would otherwise cause the executive to forfeit unvested restricted shares granted as part of a VICP award then Merrill Lynch will take such actions as are necessary to ensure the continued vesting and non-forfeiture of any restricted shares or restricted units portion of any VICP bonus awarded to him or her. Any of the foregoing severance payments are subject to the executive’s execution of an agreement and release in a form reasonably acceptable to Merrill Lynch and the executive’s continued compliance with certain obligations surviving termination of the retention agreement, including obligations with respect to confidentiality, non-competition and non-solicitation. In the event either of the executives terminates employment under (ii) above, the executive will remain subject to obligations with respect to non-competition and non-solicitation and will be subject to non-disparagement and cooperation obligations until the date all restricted shares granted as part of a VICP award have fully vested and, if the executive violates the non-competition or non-solicitation obligations, the executive will forfeit any then unvested restricted shares.

Benefits.  Under the retention agreements, Mr. Herbert and Ms. August-deWilde are entitled to receive all standard health and welfare benefits and other benefits and perquisites available to similarly situated Merrill Lynch senior executives, as well other incidental benefits such as paid vacation, use of company cars and up to 465 hours per year of aircraft travel for business purposes. Merrill Lynch has also agreed to honor existing supplemental executive retirement and endorsement method split-dollar agreements to which Mr. Herbert and Ms. August-deWilde are a party as of the completion of the merger.

Gross Up Payments.  The retention agreements also provide for a “gross up” payment to Mr. Herbert and Ms. August-deWilde if any payment or distribution by Merrill Lynch or its affiliates in connection with the merger would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. Specifically, in the event an excise tax is incurred, Merrill Lynch will pay the executive an additional payment in an amount such that, after payment by the executive of all taxes (including income and excise taxes imposed on such additional payment), the additional payment to the executive will be equal to the excise tax imposed on payments to the executive in connection with the merger. However, if payments to the executive in connection with the merger would result in imposition of an excise tax, but reducing such payment by up to 5% would result in no excise tax being imposed, Merrill Lynch may reduce such payment.

Stock Options

Employees, including officers, of First Republic have received, from time to time, grants of stock options and deferred equity units under applicable equity compensation plans of their employer.

The merger agreement provides that all options on First Republic stock will be converted into options on Merrill Lynch common stock or, with respect to options held by individuals who are not employees of First Republic when the merger closes, converted into the right to receive cash consideration. Individuals who will receive cash, rather than options on Merrill Lynch common stock, in exchange for their options on First Republic common stock include certain non-employee directors of First Republic. We expect that these directors will receive cash payments upon completion of the merger in respect of their options on First Republic common stock as follows:

	First Republic	Average Weighted	Expected Cash
Name	Options Held	Exercise Price	Payment

Roger O. Walther	44,379	$10.73	$1,964,650
Frank J. Fahrenkopf, Jr.	33,063	$10.63	$1,467,000
James P. Conn	40,280	$10.70	$1,784,400
L. Martin Gibbs	19,125	$10.33	$854,300
Thomas J. Barrack, Jr.	12,750	$13.52	$528,800

For additional information on the treatment of First Republic’s equity compensation awards, please see the section entitled “The Merger Agreement — Treatment of Stock Options and Other Equity Awards” beginning on page 61.

Retention Bonus Plan

Merrill Lynch will make available to the First Republic Bank Division of ML Bank shares of Merrill Lynch common stock, which shares of Merrill Lynch common stock will be available for grant, in the form of restricted stock, to officers and employees of First Republic (other than First Republic Bank Division’s Chief Executive Officer and Chief Operating Officer). The management of the First Republic Bank Division will have the right to determine, in consultation with Merrill Lynch’s management, the terms and conditions of such restricted stock awards, including the recipients, the number of shares granted to each recipient and the vesting conditions associated with each grant.

Indemnification and Insurance

Following completion of the merger, Merrill Lynch will indemnify and hold harmless the directors and officers of First Republic for all actions taken or omissions by them prior to completion of the merger to the same extent that First Republic currently provides for indemnification of its directors and officers. In addition, for a period of six years following completion of the merger, Merrill Lynch will maintain directors and officers liability insurance for the directors and officers of First Republic with respect to claims arising from facts or events occurring before the completion of the merger; provided that Merrill Lynch is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 250% of First Republic’s current premium for such insurance.

Material U.S. Federal Income Tax Consequences

This section describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders of First Republic stock who exchange shares of First Republic stock for shares of Merrill Lynch stock, cash, or a combination of shares of Merrill Lynch stock and cash pursuant to the merger. The statements with respect to matters of U.S. federal income tax law contained in this section are the opinion of Sullivan & Cromwell LLP, counsel to Merrill Lynch, and White & Case LLP, counsel to First Republic.

For purposes of this discussion, a U.S. holder is a beneficial owner of First Republic stock who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more United States persons to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds First Republic stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding First Republic stock, you should consult your tax advisors.

This discussion addresses only those First Republic stockholders that hold their First Republic stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular First Republic stockholders in light of their individual circumstances or to First Republic stockholders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold First Republic stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	stockholders who acquired their shares of First Republic stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, this discussion also does not address the tax consequences of the merger to holders of First Republic common stock who also actually or constructively own First Republic preferred stock or First Republic Depositary Shares or holders of First Republic Depositary Shares who actually or constructively own First Republic common stock.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed in this document. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisors as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

In rendering their opinions, Sullivan & Cromwell LLP and White & Case LLP have relied upon customary assumptions, including that the merger will be consummated in accordance with the terms of the merger agreement, as well as representations of First Republic, Merrill Lynch and ML Bank. Sullivan & Cromwell LLP and White & Case LLP have assumed the representations of First Republic, Merrill Lynch and ML Bank are accurate, correct, and complete in all respects at the time that they were given and will be accurate, correct and complete in all respects at the time of the closing of the merger, without regard to any qualifications as to knowledge, belief or intent, and have assumed the absence of any relevant changes in existing facts or in law between the date of this proxy statement/prospectus and the date the merger is completed. Neither of these tax opinions will be binding on the Internal Revenue Service. Neither Merrill Lynch nor First Republic intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

Tax Consequences of the Merger Generally to Holders of First Republic Common Stock

In the opinion of Sullivan & Cromwell LLP, counsel to Merrill Lynch, and White & Case LLP, counsel to First Republic, subject to the assumptions, qualifications and limitations set forth herein, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a consequence:

•	gain or loss will be recognized by those holders receiving solely cash for First Republic common stock pursuant to the merger equal to the difference between the amount of cash received by a holder of First Republic common stock and such holder’s tax basis in such holder’s shares of First Republic common stock;

•	no gain or loss will be recognized by those holders receiving solely shares of Merrill Lynch common stock in exchange for shares of First Republic common stock pursuant to the merger (except with respect to any cash received instead of fractional share interests in Merrill Lynch common stock, as discussed in the section entitled “ — Cash Received Instead of a Fractional Share of Merrill Lynch Common Stock” beginning on page 56);

•	gain (but not loss) will be recognized by those holders who receive shares of Merrill Lynch common stock and cash in exchange for shares of First Republic common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Merrill Lynch common stock and cash received by a holder of First Republic common stock exceeds such holder’s basis in its First Republic common stock, and (2) the amount of cash received by such holder of First Republic common stock (except with respect to any cash received instead of fractional share interests in Merrill Lynch common stock, as discussed in the section entitled “ — Cash Received Instead of a Fractional Share of Merrill Lynch Common Stock” beginning on page 56);

•	the aggregate basis of the Merrill Lynch common stock received in the merger will be the same as the aggregate basis of the First Republic common stock for which it is exchanged, decreased by the amount of cash received in the merger (except with respect to any cash received instead of fractional share interests in Merrill Lynch common stock), decreased by any basis attributable to fractional share interests in Merrill Lynch common stock for which cash is received, and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain, or as ordinary dividend income, as discussed in the section entitled “ — Recharacterization of Gain as a Dividend” beginning on page 56, but excluding any gain or loss recognized with respect to fractional share interests in Merrill Lynch common stock for which cash is received); and

•	the holding period of Merrill Lynch common stock received in exchange for shares of First Republic common stock will include the holding period of the First Republic common stock for which it is exchanged.

If holders of First Republic common stock acquired different blocks of First Republic common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of First Republic common stock and such holders’ basis and holding period in their shares of Merrill Lynch common stock may be determined with reference to each block of First Republic common stock. Any such holder should consult their own tax advisors regarding the manner in which cash and Merrill Lynch common stock received in the exchange should be allocated among different blocks of First Republic common stock and with respect to identifying the bases or holding periods of the particular shares of Merrill Lynch common stock received in the merger.

Tax Consequences of the Merger Generally to Holders of First Republic Preferred Stock

The material U.S. tax consequences of the merger to U.S. holders of First Republic preferred stock (including holders of First Republic Depositary Shares) depend on whether such holders exercise appraisal rights or receive Merrill Lynch preferred stock in the merger.

A holder of First Republic preferred stock that exercises appraisal rights and receives solely cash in exchange for First Republic preferred stock will recognize gain or loss equal to the difference between the amount of cash received by such holder and such holder’s tax basis in such holder’s shares of First Republic preferred stock.

For holders of First Republic preferred stock who do not exercise appraisal rights, the determination of whether the exchange of First Republic preferred stock for Merrill Lynch preferred stock pursuant to the merger is taxable or nontaxable will depend, amongst other facts, on whether the exchange is for “nonqualified preferred stock” for U.S. federal income tax purposes. Nonqualified preferred stock generally includes preferred stock if the issuer or a related person has the right to redeem or purchase the stock and, as of the issue date, it is more likely than not that the preferred stock would be redeemed within 20 years.

Merrill Lynch has made a determination that it is not more likely than not that the Merrill Lynch preferred shares issued pursuant to the merger will be redeemed within 20 years, and therefore takes the position that the Merrill Lynch preferred stock does not constitute nonqualified preferred stock. Under this position, no gain or loss will be recognized by holders of First Republic preferred stock that receive shares of Merrill Lynch preferred stock in exchange for shares of First Republic preferred stock. The aggregate tax basis in the shares of Merrill Lynch preferred stock received in the merger will equal the aggregate tax basis of a holder of First Republic preferred stock in the First Republic preferred stock surrendered in the merger and such holder’s holding period for the shares of Merrill Lynch preferred stock received in the merger will include their holding period for the shares of First Republic preferred stock surrendered in the merger. If a holder of First Republic preferred stock acquired different blocks of First Republic preferred stock at different times or at different prices, such holder’s basis and holding period in their shares of Merrill Lynch preferred stock may be determined with reference to each block of First Republic preferred stock and the holder should consult their own tax advisor with regard to identifying the bases or holding periods of the particular shares of Merrill Lynch preferred stock received in the merger.

Merrill Lynch’s determination that it is not more likely than not that the Merrill Lynch preferred shares issued pursuant to the merger will be redeemed within 20 years is based on its own internal analysis, and this determination does not create any commitment by Merrill Lynch that it will or will not redeem the Merrill Lynch preferred shares within 20 years. Further, this determination is not binding on, and could be challenged by, the Internal Revenue Service. Holders of First Republic preferred stock are urged to consult their tax advisors about the tax consequences of the exchange of First Republic preferred stock for Merrill Lynch preferred stock.

Taxation of Capital Gain

Except as described in the section entitled “ — Recharacterization of Gain as a Dividend” beginning on page 56, gain that holders of First Republic stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their First Republic stock for more than one year as of the date of the merger. For non-corporate holders of First Republic stock, long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%.

Recharacterization of Gain as a Dividend

All or part of the gain that a particular holder of First Republic stock recognizes (or all or part of the cash received by a holder of First Republic common stock, if such holder receives only cash pursuant to the merger) could be treated as dividend income rather than capital gain if (1) such holder is a significant stockholder of Merrill Lynch or (2) such holder’s percentage ownership, taking into account constructive ownership rules, in Merrill Lynch after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Merrill Lynch stock rather than cash or a combination of cash and shares of Merrill Lynch stock in the merger. This recharacterization of gain as dividend income could happen, for example, because of ownership of additional shares of Merrill Lynch stock by such holder of First Republic stock, ownership of shares of Merrill Lynch stock by a person related to such holder or a share repurchase by Merrill Lynch from other holders of Merrill Lynch stock. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Under the constructive ownership rules, a stockholder may be deemed to own stock that is owned by others, such as a family member, trust, corporation or other entity. For individuals, certain dividends may be subject to reduced rates of taxation, equal to the rates applicable to long-term capital gains. However, individuals who fail to meet a minimum holding period requirement during which they are unprotected from a risk of loss or who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4)(B) of the Internal Revenue Code will not be eligible for the reduced rates of taxation. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of First Republic stock should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Merrill Lynch Common Stock

A holder of First Republic common stock who receives cash instead of a fractional share of Merrill Lynch common stock will generally be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Merrill Lynch. As a result, a holder of First Republic common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. Except as described in the section entitled “ — Recharacterization of Gain as a Dividend” beginning on page 56, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Miscellaneous

If a holder of First Republic stock receives Merrill Lynch stock in the merger and owned immediately before the merger 5% or more, by vote or value, of the stock of First Republic, the holder will be required to file a statement with its U.S. federal income tax return for the year of the merger. The statement must set forth the holder of First Republic stock’s basis in, and the fair market value of, the shares of First Republic stock it surrendered in the merger, the date of the merger, and the name and employer identification number of Merrill Lynch, First Republic, and ML Bank and such holder will be required to retain permanent records of these facts.

Tax Opinions as Conditions to Merger

Completion of the merger is conditioned on, among other things, the receipt by each of First Republic and Merrill Lynch of tax opinions from White & Case LLP and Sullivan & Cromwell LLP, respectively, that for U.S. federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will be based on certain assumptions and on representation letters provided by First Republic, Merrill Lynch and ML Bank to be delivered at the time of closing. Neither of these tax opinions will be binding on the Internal Revenue Service.

Backup Withholding and Information Reporting

Proceeds received by a holder of First Republic stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding. Backup withholding will not apply if the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. The backup withholding tax rate is currently 28%.

We urge you to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign and other tax laws.

Regulatory Matters

Completion of the merger is subject to prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities that are necessary to complete the merger. These include approval of the OTS and the Nevada Department of Business & Industry, Division of Financial Institutions. Merrill Lynch and First Republic have agreed to cooperate and use all reasonable best efforts to obtain all permits, consents, approvals and authorizations from any governmental or regulatory authority necessary to consummate the transactions contemplated by the merger agreement as promptly as practicable.

There can be no assurance that regulatory approvals will be obtained, that such approvals will be received on a timely basis, or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Merrill Lynch or ML Bank following completion of the merger. If any such condition or requirement is imposed, Merrill Lynch or First Republic may, in certain circumstances, elect not to consummate the merger. If approval is denied, either Merrill Lynch or First Republic may elect not to consummate the merger. Similarly, there can be no assurance that the United States Department of Justice will not attempt to challenge the merger on antitrust grounds or, if such a challenge is made, as to the results of that challenge.

OTS Approval.  The merger is subject to the approval of the OTS under the Bank Merger Act, Section 18(c) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(c)). In considering a transaction such as the merger, the OTS considers:

•	the effect on the capital of the resulting association;

•	the financial and managerial resources of the constituent institutions;

•	the future prospects of the constituent institutions;

•	the convenience and needs of the community;

•	the effectiveness of the depository institutions in combating money laundering activities;

•	conformity to applicable law, regulation, and supervisory policy;

•	factors relating to fairness of and disclosure concerning the transaction; and

•	the effect on competition.

In addition, under the Community Reinvestment Act of 1977, as amended, the OTS must take into account the record of performance of the constituent institutions and their U.S. depository institution subsidiaries in meeting the credit needs of the communities served by such institutions, including low- and moderate-income neighborhoods.

The OTS is prohibited from approving a merger if:

•	it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States;

•	the transaction’s effect in any section of the country would to be to substantially lessen competition or to tend to create a monopoly; or

•	the transaction would in any other respect result in a restraint of trade, unless the OTS finds that the anti-competitive effects of the merger are clearly outweighed by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

The Bank Merger Act and OTS regulations provide for published notice of, and the opportunity for public comment on, the application submitted by ML Bank to the OTS for approval of the merger, and the OTS may hold a public hearing or meeting if it determines that a hearing or meeting would be appropriate. Any hearing or meeting or comments provided by third parties could prolong the period during which the application is under review by the OTS.

Under applicable law and regulations, the merger may not be completed until the 30th day, or with the consent of the OTS and the United States Department of Justice the 15th day, following the date of the OTS approval, during which period the Department of Justice may comment adversely on the merger or may challenge the merger on antitrust grounds. If the Department of Justice commences an antitrust action, that action would stay the effectiveness of OTS approval of the merger, unless a court specifically orders otherwise. In reviewing the merger, the Department of Justice could analyze the merger’s effect on competition differently than the OTS, and thus it is possible that the Department of Justice could reach a different conclusion than the OTS regarding the merger’s effects on competition.

Other Applications and Notices.  The merger of First Republic with and into ML Bank is also subject to review and approval by the Nevada Department of Business & Industry, Division of Financial Institutions as to whether the merger complies with applicable provisions of Nevada law. Other applications and notices are being filed with various regulatory authorities and self-regulatory organizations in connection with the merger, including applications and notices in connection with the indirect change in control, as a result of the merger, of certain other subsidiaries directly or indirectly owned by First Republic, including its securities broker-dealer subsidiary.

Capital Stock Restrictions

Except with respect to the 5.70% Noncumulative Series C Exchangeable Preferred Stock issued by First Republic Preferred Capital Corporation, First Republic has agreed that from the date of the execution of the merger agreement, it will not, and will cause each of its subsidiaries not to, directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its stock.

Accounting Treatment

The merger will be accounted for by Merrill Lynch as a purchase transaction in accordance with generally accepted accounting principles in the United States. First Republic will be treated as the acquired entity for such purposes. First Republic’s assets, liabilities and other items will be adjusted to their fair market value on the closing date of the merger and combined with the historic book values of the assets and liabilities of Merrill Lynch. The difference between the estimated fair value of the assets, liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as goodwill. Financial statements of Merrill Lynch issued after completion of the merger will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of First Republic.

Exchange of Common Stock Certificates in the Merger

Until one year after completion of the merger, Merrill Lynch will make available on a timely basis or cause to be made available to the depositary cash in an amount sufficient to allow the depositary to make all payments to First Republic common stockholders that may be required and certificates or evidence of shares in book entry form, representing shares of Merrill Lynch common stock for the benefit of the holders of First Republic common stock in exchange. One year after completion of the merger, any such cash or Merrill Lynch certificates remaining in the possession of the depositary (together with any earnings in respect thereof) will be delivered to Merrill Lynch. Any holder of First Republic certificates who has not exchanged his, her or its First Republic certificates will then be entitled to look exclusively to Merrill Lynch, and only as a general creditor thereof, for the consideration to which he, she or it may be entitled upon exchange of his, her or its First Republic certificates.

Promptly after completion of the merger, Merrill Lynch will cause the depositary to mail or deliver to each holder of record of First Republic common stock that has not submitted with an election form certificates representing the shares of such holder a form of letter of transmittal for use in exchanging First Republic certificates for Merrill Lynch common stock or cash. Upon receipt of a First Republic certificate for cancellation together with such letter of transmittal or election form, the depositary will provide the holder of such First Republic certificate with evidence of shares in book entry form and/or a check. Merrill Lynch is entitled to deduct and withhold, or cause the depositary to deduct and withhold, from the consideration otherwise payable such amounts as it may be required to deduct and withhold with respect to the making of such payment under applicable tax laws.

If your First Republic certificate has been lost, stolen or destroyed you may receive Merrill Lynch common stock or cash upon the making of an affidavit of that fact. Merrill Lynch or the depositary may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against Merrill Lynch with respect to the lost, stolen or destroyed First Republic certificate.

No interest will accrue or be paid to First Republic stockholders with respect to any property to be delivered upon surrender of First Republic common stock certificates, even if there is a delay in making the payment.

Resales of Merrill Lynch Common Stock; Stock Transfer Restrictions

This proxy statement/prospectus does not cover any resales of the Merrill Lynch common stock to be received by the stockholders of First Republic upon completion of the merger, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.

All shares of Merrill Lynch common stock received by First Republic stockholders in the merger will be freely transferable, except that shares of Merrill Lynch common stock received by persons who are deemed to be “affiliates” of First Republic under the Securities Act at the time of the Special Meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be “affiliates” of First Republic for such purposes generally include individuals or entities that control, are controlled by or are under common control with First Republic, as the case may be, and may include directors and executive officers of First Republic. The merger agreement requires First Republic to use its reasonable efforts, prior to the mailing of this proxy statement/prospectus, to cause their respective affiliates to execute and deliver a written agreement to the effect that they will not sell, assign, transfer or otherwise dispose of any of the shares of Merrill Lynch common stock issued to them in the merger in violation of the Securities Act or the related SEC rules.

Stock Exchange Listing

First Republic common stock is currently listed on the New York Stock Exchange under the symbol “FRC.” Merrill Lynch common stock is currently listed on the New York Stock Exchange under the symbol “MER.” Following completion of the merger, shares of common stock of First Republic will no longer be listed or traded on the New York Stock Exchange, but Merrill Lynch common stock will remain listed on the New York Stock Exchange under the symbol “MER.”

Each outstanding share of First Republic preferred stock is represented by First Republic Depositary Shares that are listed on the New York Stock Exchange and represent a one-fortieth interest in a share of First Republic preferred stock. Following the exchange of New Merrill Lynch Preferred Stock for First Republic preferred stock in the merger under the applicable Deposit Agreement, these depositary shares will continue to be listed on the New York Stock Exchange upon completion of the merger under a new name and will be traded under a new symbol.

Fractional Shares

Based on the formula used to calculate the number of shares of Merrill Lynch common stock to be exchanged for shares of First Republic common stock for those so electing, First Republic stockholders may be entitled to fractional shares of Merrill Lynch common stock in exchange for their shares of First Republic common stock. However, Merrill Lynch will not issue any fractional shares of common stock in the merger.

Instead, a First Republic stockholder who would receive a fraction of a share of Merrill Lynch common stock will instead receive an amount in cash (without interest) equal to the fractional share of Merrill Lynch multiplied by the average of the last reported sale prices of Merrill Lynch common stock for the last five trading days prior to the date on which the merger is completed.

Appraisal or Dissenters’ Rights

Appraisal or dissenters’ rights are statutory rights that enable stockholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to such rights are set forth in the laws of Nevada, which is the state of incorporation of First Republic.

No Appraisal or Dissenters’ Right for Holders of First Republic Common Stock

No holder of shares of First Republic common stock is entitled to appraisal or dissenters’ rights or similar rights to a court valuation of the fair value of their shares in connection with the merger because such shares are listed on the New York Stock Exchange and such holder will be entitled to cash or shares of Merrill Lynch common stock that will be listed on the New York Stock Exchange.

Appraisal and Dissenters’ Rights for Holders of First Republic Preferred Stock

Record holders and beneficial owners of shares of First Republic preferred stock (including holders of First Republic Depositary Shares to the extent of the interest in such preferred stock represented thereby) have the right to demand payment, in cash, of the statutorily determined fair value of each share of First Republic preferred stock, with interest, in lieu of the exchange of such share into a share of Merrill Lynch preferred stock having substantially identical terms. For that purpose, “fair value” means the value of the shares as of immediately prior to completion of the merger, excluding any appreciation or depreciation in value relating to the proposed merger unless exclusion would be inequitable. The relevant statutory provisions are attached as Annex C to this proxy statement/prospectus and the discussion in this proxy statement/prospectus of those provisions is qualified in its entirety by reference to Annex C.

Because the right to demand payment of the “fair value” of First Republic preferred stock depends on strict compliance with Nevada law, a holder wishing to exercise that right should review the text of the law included as Annex C carefully. In addition, any holder wishing to exercise such dissenters’ rights should consider consulting their attorney with respect to compliance with these statutory procedures. A holder of such stock wishing to seek the fair value of their shares must deliver to First Republic, before the vote on the merger is taken at the Special Meeting, written notice of their intention to object to the merger and demand payment if the merger is completed.

The address to which such a notice should be mailed is:

First Republic Bank
111 Pine Street, 2nd Floor
San Francisco, California 94111
(415) 392-1400
Attention: Edward J. Dobranski
General Counsel

Merrill Lynch Stockholder Approval

Merrill Lynch stockholders are not required to approve the plan of merger or the use of shares of Merrill Lynch common stock as part of the merger consideration.

THE MERGER AGREEMENT

The following discussion describes the material provisions of the merger agreement. We urge you to read the merger agreement, which is attached as Annex A and incorporated by reference into this document, carefully and in its entirety.

Structure and Effective Time of the Merger

Structure of the Merger

The merger agreement provides that First Republic will merge with and into ML Bank, a wholly owned subsidiary of Merrill Lynch. ML Bank will be the surviving entity and the separate legal existence of First Republic will cease. First Republic will become a new division of ML Bank. The effectiveness of the merger will not affect the separate existence of any of Merrill Lynch’s, ML Bank’s or First Republic’s subsidiary entities.

Following the merger, ML Bank will continue its existence as a federal stock savings bank. While the separate corporate existence of First Republic will terminate, the business of First Republic will be operated as a new, separate division of ML Bank, named the First Republic Bank Division.

In order for the merger to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, ML Bank must be a direct, wholly owned subsidiary of Merrill Lynch at the time the merger is completed. At present, ML Bank is an indirect, wholly owned subsidiary of Merrill Lynch. In the merger agreement, Merrill Lynch has agreed to cause ML Bank to become a direct, wholly owned subsidiary of Merrill Lynch prior to completion of the merger.

Effective Time of the Merger

We expect the closing date for the merger will be no later than the fifth business day following the satisfaction or waiver of all conditions to completion contained in the merger agreement. We will seek to complete the merger in the third quarter of 2007. However, we cannot assure you when, or if, all of the conditions to completion of the merger will be satisfied or waived. Completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, Merrill Lynch, ML Bank and First Republic will be able to obtain the required approvals or complete the merger.

ML Bank and First Republic will execute and deliver articles of combination to the OTS and the merger will become effective upon the date and time specified in the endorsement of the articles of combination by the OTS. Merrill Lynch and First Republic will agree upon a date and time for the merger to become effective and will submit a request to the OTS that such time be the effective time of the merger.

Treatment of Stock Options and Other Equity Awards

Stock Options

Upon completion of the merger, each outstanding option to purchase First Republic common stock held by then current employees will be cancelled and converted automatically into an option to purchase a number of shares of Merrill Lynch common stock equal to the product of (1) the number of shares of First Republic common stock subject to such First Republic stock option and (2) the conversion number, which option will have an exercise price equal to (x) the exercise price of such First Republic stock option divided by (y) the conversion number. Each outstanding option to purchase First Republic common stock held by then current non-employees will be cancelled and automatically converted into the right to receive from Merrill Lynch, subject to any required withholding of taxes, cash equal to the product of (a) the total number of shares of First Republic common stock subject to such stock option and (b) the difference, if any, between $55.00 and the exercise price of such stock option.

As soon as practicable after completion of the merger, Merrill Lynch will file one or more appropriate registration statements with respect to the Merrill Lynch common stock underlying the Merrill Lynch stock options into which First Republic stock options will be converted upon completion of the merger.

Deferred Equity Units

First Republic has agreed to use reasonable best efforts (including amending the First Republic deferred equity unit plan) to provide that, upon completion of the merger, each deferred equity unit awarded under the plan will, as a result of the merger, be deemed to be converted automatically into a deferred amount of $55.00. This amount may be invested in other notional investments in accordance with the terms of the plan. The terms and conditions of the deferred cash award will otherwise remain the same as the terms and conditions applicable to the converted deferred equity units. However, to the extent that the holder of a deferred equity unit has previously elected to receive payment in settlement of such holder’s outstanding deferred equity units upon the occurrence of a change of control, such holder will be entitled, subject to any required withholding of taxes, to a payment by Merrill Lynch in cash equal to the product of the number of deferred equity units held and $55.00.

Conditions to Completion of the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of conditions set forth in the merger agreement, including:

•	the approval of the plan of merger by the holders of a majority of the outstanding shares of the common stock of First Republic;

•	receipt of all requisite regulatory approvals (which must remain in full force and effect through the completion of the merger) and expiration of all statutory waiting periods in respect thereof without imposition of a condition on such approval that could have a material adverse effect on the combined company;

•	the absence of any statute, rule, regulation, judgment, decree, injunction or other order which prohibits or makes illegal the completion of the merger;

•	effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•	the shares of Merrill Lynch common stock to be received by First Republic stockholders in the merger are listed on the New York Stock Exchange;

•	receipt by each of Merrill Lynch and First Republic of an opinion to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	subject to specified materiality standards, the representations and warranties made by the other party (or parties) in the merger agreement must be true and correct; and

•	each party must have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the completion of the merger.

No assurance can be provided whether, or when, all of the conditions to the merger will be satisfied or waived.

Conduct of Business Prior to Completion of the Merger

With limited exceptions, First Republic has agreed that, until completion of the merger, without the prior written consent of Merrill Lynch, it and its subsidiaries will not:

•	conduct its business and the business of its subsidiaries other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and authorizations and their existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under the merger agreement or to consummate the merger contemplated thereby;

•	enter into any new line of business or materially change any of its or its subsidiaries’ lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable law;

•	issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock, or permit any additional shares of its stock to become subject to new grants;

•	make, declare, pay or set aside for payment any dividend or other distribution on, or redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exercisable or exchangeable for any shares of its capital stock other than the regular quarterly dividends, certain permitted repurchases and other limited exceptions;

•	sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice (which will be deemed to include sales of whole loans and securitizations in the ordinary course of business consistent with past practice) and in a transaction that, together with other such transactions, is not material to it and its subsidiaries, taken as a whole;

•	acquire all or any portion of the assets, business, deposits or properties of any other person in an amount that is material to First Republic other than by way of foreclosures, acquisitions of control in a fiduciary capacity and other limited exceptions;

•	amend its constitutive documents or other similar governing instruments or those of any of its subsidiaries;

•	implement or adopt any change in its financial or regulatory accounting principles, practices or methods or change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit arrangement, other than as may be required by GAAP or applicable regulatory accounting requirements;

•	knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the merger not being satisfied in a timely manner, except (with prior notice to Merrill Lynch) as may be required by applicable law or regulation;

•	incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice;

•	grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments with certain limited exceptions;

•	enter into, establish, adopt, amend, modify or renew any benefit arrangement, or any trust agreement related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of First Republic stock options or other compensation or benefits payable under any benefit arrangement, fund or in any other way secure or fund the payment of compensation or benefits under any benefit arrangement, change the manner in which contributions to any benefit arrangement are made or determined, or add any new participants to or increase the principal sum of any non-qualified retirement plans;

•	file any amended tax return (except for any amended tax return that is filed solely to claim tax refunds or additional deductions or credits), settle or compromise any tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations relating to taxes, surrender any right to claim a refund for taxes or make or change any material tax election or change or consent to any change in its or its subsidiaries’ method of accounting for tax purposes except to the extent required by law; or

•	enter into any contract with respect to, or agree to take any of the preceding actions.

With limited exceptions, Merrill Lynch and ML Bank have agreed that, until completion of the merger, without the prior written consent of First Republic, each will not:

•	amend its constitutive documents in a manner that would materially and adversely affect the rights and privileges of holders of Merrill Lynch common stock or prevent or materially impede or materially delay consummation of the transactions contemplated by the merger agreement;

•	knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the merger not being satisfied in a timely manner; or

•	enter into any contract with respect to, or agree to take any of the preceding actions.

Representations and Warranties

The merger agreement contains representations and warranties of Merrill Lynch and First Republic customary for agreements of this nature with regard to their respective businesses, financial condition and other facts pertinent to the merger. Each of Merrill Lynch and First Republic has made representations and warranties to the other in the merger agreement as to, among other things:

•	corporate organization, standing and authority;

•	capital stock;

•	absence of defaults in any regulatory approvals and other regulatory matters;

•	regulatory reports, financial and other reports and material adverse effects;

•	litigation;

•	regulatory matters;

•	compliance with laws;

•	reports; and

•	insurance.

In addition, First Republic has made representations and warranties to Merrill Lynch in the merger agreement as to, among other things:

•	subsidiaries, including investment advisor subsidiaries;

•	material contracts;

•	benefit arrangements;

•	taxes;

•	books and records;

•	takeover laws and provisions;

•	labor matters;

•	environmental matters;

•	intellectual property;

•	properties and leases;

•	broker-dealer activities;

•	accounting controls;

•	risk management;

•	fiduciary commitments and duties;

•	loan portfolio; and

•	financial advisors.

In addition, Merrill Lynch has made representations and warranties to First Republic in the merger agreement as to, among other things, the availability of sufficient funds to pay the cash consideration and the treatment of the merger as a reorganization under the Internal Revenue Code.

With the exception of the representations and warranties relating to events having a materially adverse effect on First Republic or Merrill Lynch, which must be true in all respects, and the representations and warranties relating to Merrill Lynch’s and First Republic’s capital stock, which must be true in all material respects, no representation or warranty of First Republic or Merrill Lynch will be deemed untrue, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty, has had or is reasonably likely to have a material adverse effect with respect to First Republic or Merrill Lynch, as the case may be.

The term “material adverse effect,” as used with respect to Merrill Lynch or First Republic, means an individual or aggregate effect that (1) has a material adverse effect on the financial condition, results of operations, assets or business of Merrill Lynch or First Republic, as the case may be, and their respective subsidiaries, taken as a whole, or (2) would materially impair the ability of Merrill Lynch or First Republic, as the case may be, to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement. For these purposes, changes in laws, regulations, GAAP and regulatory accounting requirements, and economic or market conditions that generally affect the banking or financial services industry would not be deemed a material adverse effect. Changes in global or national political conditions, terrorist attacks, natural disasters, the effects of actions or omissions permitted or required by the merger agreement or the announcement or pendancy of the merger agreement or of the transactions contemplated by the merger agreement would not constitute a material adverse effect. Further, a failure by Merrill Lynch or First Republic, as the case may be, to meet projections or forecasts or revenue or earnings predictions, would not constitute a material adverse effect.

The representations and warranties in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations (including by reference to Merrill Lynch and First Republic’s reports filed with the SEC or FDIC, respectively, under the federal securities laws) agreed to by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties is included solely to provide investors with information regarding the terms of the merger agreement.

Reasonable Best Efforts to Obtain Required Stockholder Vote

The First Republic board of directors has agreed to submit to its stockholders the plan of merger contained in the merger agreement and any other matters required to be approved or adopted by stockholders in order to carry out the intentions of the merger agreement. In furtherance of that obligation, First Republic will take, in accordance with applicable law and its governing documents, all action necessary to convene a meeting of its stockholders, as promptly as practicable, to consider and vote upon approval of the plan of merger. Subject to the terms and conditions of the merger agreement, the First Republic board of directors will use all reasonable best efforts to obtain from its stockholders a vote approving the plan of merger contained in the merger agreement.

Notwithstanding anything to the contrary in the merger agreement, if the First Republic board of directors, after consultation with outside counsel, determines in good faith that it would be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend the plan of merger set forth in the merger agreement, then the First Republic board of directors may do one or more of the following: (1) because of a conflict of interest or other special circumstances, submit the plan of merger to First Republic’s stockholders without recommendation, in which event the First Republic board of directors may communicate the basis for its lack of a recommendation to the stockholders in the proxy statement or an appropriate amendment or supplement thereto to the extent required by law, (2) withdraw or adversely modify its recommendation to the First Republic stockholders and terminate the merger agreement, (3) disclose its intention to withdraw or adversely modify its recommendation to the First Republic stockholders and (4) recommend (or disclose its intention to recommend) to the First Republic stockholders an acquisition proposal other than the merger. However, the First Republic board of directors may not take any particular action described in clauses (1) through (4) above without giving Merrill Lynch written notice of the proposed action and giving Merrill Lynch at least five business days to respond to an acquisition proposal or other circumstances giving rise to such particular proposed action.

No Solicitation of Alternative Proposals

First Republic has agreed that it will not, and will cause its subsidiaries and use its reasonable best efforts to cause its and its subsidiaries’ officers, directors, agents, advisors and affiliates not to initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with any person relating to any acquisition proposal.

Under the merger agreement, however, if First Republic receives an unsolicited bona fide acquisition proposal, First Republic may furnish and may permit its subsidiaries and its and its subsidiaries’ representatives to furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions if its board of directors concludes, in good faith, (1) that the acquisition proposal constitutes or is reasonably likely to constitute a superior proposal and (2) after considering the advice of outside counsel, that the failure to do so would be more likely than not to result in a violation of its fiduciary duties under applicable law. Before furnishing such nonpublic information or participating in such negotiations or discussions, First Republic must enter into a confidentiality agreement with the third party on terms substantially similar to those of the confidentiality agreement it signed in connection with negotiating the merger agreement (except that First Republic may enter into a confidentiality agreement without a standstill provision or with a standstill provision less favorable to First Republic if it waives or similarly modifies the standstill provision in the confidentiality agreement signed in connection with the merger).

First Republic has agreed to advise Merrill Lynch within two business days following receipt of any acquisition proposal, including describing the substance of the acquisition proposal and the identity of the proposing party, and to keep Merrill Lynch apprised on a current basis of any related material developments, discussions and negotiations.

For purposes of the merger agreement, an acquisition proposal means, other than transactions contemplated by the merger agreement:

•	a tender or exchange offer to acquire more than 15% of the voting power in First Republic or any of its subsidiaries;

•	a proposal for a merger, consolidation or other business combination involving First Republic or any of its significant subsidiaries; or

•	any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, First Republic or any of its significant subsidiaries.

For purposes of the merger agreement, a superior proposal means a bona fide written acquisition proposal which the First Republic board of directors concludes in good faith, after receiving the advice of its financial advisor, after taking into account the likelihood that such transaction could be completed on its terms, and after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law, is more favorable from a financial point of view to First Republic’s stockholders than the merger and the other transactions contemplated by the merger agreement. However, the merger agreement provides that, for purposes of the definition of superior proposal, the term acquisition proposal has the meaning stated above, except that each reference to “15 percent or more” is deemed to be a reference to “25 percent or more.”

Other Covenants and Agreements

We have agreed to cooperate with each other and use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, including to obtain consents of third parties (provided that this will not require First Republic to make any material payment to a third party for such consent unless Merrill Lynch has irrevocably acknowledged that all other conditions to completion of the merger have been satisfied or waived), so as to permit completion of the merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated by the merger agreement, and each of Merrill Lynch and First Republic will cooperate fully with, and furnish information to, the other party to that end.

The merger agreement also contains covenants relating to, among other things, cooperation in the preparation of SEC and FDIC filings, public announcements, access to books and records, confidentiality, exemption from takeover laws, exchange listings, regulatory applications, indemnification, benefit plans and notification to the other party of certain matters reasonably likely to result in a material breach of any of the representations, warranties, covenants or agreements contained in the merger agreement.

Dividends

First Republic Bank has agreed that, until the merger is completed, it will not make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of its stock except for dividends from its wholly owned subsidiaries to it or another of its wholly owned subsidiaries, regular quarterly dividends on its common stock at a rate equal to the rate paid by it during the fiscal quarter immediately preceding the date of the merger agreement, required dividends on the First Republic preferred stock or on the preferred stock of its subsidiaries or required dividends on the common stock of First Republic Preferred Capital Corporation and First Republic Preferred Capital Corporation II.

Employee Benefit Plans and Retention Plan

From completion of the merger through December 31, 2007, Merrill Lynch has agreed to maintain the First Republic employee benefit plans (except equity-based award plans) for the benefit of the employees of First Republic and its subsidiaries. From and after January 1, 2008, Merrill Lynch has agreed to provide these covered employees with employee benefit plans, programs and arrangements substantially similar to those provided to similarly situated employees of Merrill Lynch and its subsidiaries. Covered employees will also be entitled to participate in any fully participant paid post-retirement medical plans or programs of Merrill Lynch and/or its subsidiaries, such participation to be on the same basis with respect to employee premiums as similarly situated employees of Merrill Lynch and/or its subsidiaries.

From and after completion of the merger, Merrill Lynch has agreed that the management of the First Republic Bank Division of ML Bank, in consultation with Merrill Lynch’s management, will have discretion to provide compensation plans, programs and arrangements (including, without limitation, equity-based award plans) to employees of the First Republic Bank Division of ML Bank consistent with the First Republic Bank Division management’s business plan. First Republic has agreed to terminate the First Republic Employee Stock Ownership Plan immediately prior to completion of the merger if requested by Merrill Lynch.

Merrill Lynch will provide all covered employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan), under any employee benefit or compensation plan, program or arrangement (with certain exceptions) adopted, maintained or contributed to by Merrill Lynch or any of its subsidiaries in which covered employees are eligible to participate, for all actual periods of employment with First Republic or any of its subsidiaries prior to completion of the merger. In addition, Merrill Lynch will cause any pre-existing conditions, limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of Merrill Lynch or any of its subsidiaries to be waived with respect to the covered employees and their eligible dependents, subject to certain conditions being met, and will give credit for deductibles and eligible out-of-pocket expenses incurred towards deductibles and out-of-pocket maximums during the portion of the plan year in which the completion of the merger occurs.

From and after completion of the merger, Merrill Lynch has agreed to assume all accrued obligations to, and contractual rights of, current employees of First Republic and its subsidiaries under the First Republic employee benefit plans and other arrangements and take all actions necessary to effectuate its obligations thereunder. Merrill Lynch has also agreed to take all action necessary so that the employees of First Republic or its subsidiaries prior to completion of the merger who become employees of Merrill Lynch or one of its subsidiaries are eligible to participate in the Merrill Lynch Employee Stock Purchase Plan no later than the first offering cycle that begins after completion of the merger.

Merrill Lynch will make available to the First Republic Bank Division of ML Bank shares of Merrill Lynch common stock, which shares of Merrill Lynch common stock will be available for grant, in the form of restricted stock, to officers and employees of First Republic (other than First Republic Bank Division’s Chief Executive Officer and Chief Operating Officer). The management of the First Republic Bank Division will have the right to determine, in consultation with Merrill Lynch’s management, the terms and conditions of such restricted stock awards, including the recipients, the number of shares granted to each recipient and the vesting conditions associated with each grant.

Termination of the Merger Agreement

The merger may be terminated at any time prior to completion of the merger:

•	by mutual consent of the parties;

•	by either Merrill Lynch or First Republic if:

•	the merger is not completed by October 31, 2007, unless the terminating party failed to comply with any provision of the merger agreement and thereby caused, or materially contributed to, the failure of the merger to occur by that date;

•	the First Republic stockholders vote against approval of the plan of merger contained in the merger agreement;

•	there exists any final nonappealable legal prohibition on completion of the merger by a governmental authority, unless the terminating party failed to comply with any provision of the merger agreement and thereby caused, or materially contributed to, such prohibition; OR

•	the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, and the breach results in the failure of the applicable merger condition and is not cured within 30 days after written notice of the breach is given by the terminating party;

•	by Merrill Lynch if the First Republic board of directors submits the plan of merger to First Republic stockholders without a recommendation for approval or withdraws or adversely modifies its recommendation (or discloses its intention to withdraw or adversely modify its recommendation); or the First Republic board of directors recommends (or discloses its intention to recommend) to its stockholders an acquisition proposal other than the merger; or the First Republic board of directors negotiates or authorizes the conduct of negotiations (and ten days have elapsed without such negotiations being discontinued) with a third party regarding an acquisition proposal other than the merger; or

•	by First Republic, if the First Republic board of directors withdraws or adversely modifies its recommendation to the First Republic stockholders after giving Merrill Lynch written notice and at least five business days to respond.

Effect of Termination.  If the merger agreement is terminated and the merger abandoned, there will be no liability on the part of Merrill Lynch, First Republic or their respective subsidiaries, directors or officers, except that:

•	designated provisions of the merger agreement will survive the termination, such as provisions relating to the payment of fees and expenses (including the payment of a termination fee by First Republic in certain cases), the non-survival of the representations and warranties and the confidential treatment of information; and

•	termination will not relieve a breaching party from liability for any uncured breach of the merger agreement.

Termination Fee

First Republic must pay Merrill Lynch $65,000,000 if:

•	the merger agreement is terminated:

•	by either Merrill Lynch or First Republic if the First Republic stockholders vote against approval of the plan of merger;

•	by Merrill Lynch if the First Republic board of directors submits the plan of merger to the First Republic stockholders without a recommendation for approval or otherwise withdraws or adversely modifies its recommendation (or discloses its intention to withdraw or adversely modify its recommendation); or the First Republic board of directors negotiates or authorizes the conduct of negotiations (and ten days have elapsed without such negotiations being discontinued) with a third party regarding an acquisition proposal other than the merger; or

•	by First Republic if the First Republic board of directors withdraws or adversely modifies its recommendation to the First Republic stockholders after giving Merrill Lynch written notice and at least five business days to respond; AND

•	at any time prior to the vote of the First Republic stockholders, a bona fide acquisition proposal with respect to First Republic has been made public and not withdrawn or abandoned; AND

•	within 15 months from the date of such termination, an acquisition proposal with respect to First Republic is consummated or a definitive agreement is entered into by First Republic with respect to an acquisition proposal with respect to First Republic, but only if such acquisition proposal is consummated.

First Republic must also pay Merrill Lynch $65,000,000 if:

•	the merger agreement is terminated:

•	by Merrill Lynch if First Republic materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, and the breach results in the failure of the applicable merger condition and is not cured within 30 days after written notice of the breach is given by Merrill Lynch; or

•	by either Merrill Lynch or First Republic if the merger is not completed by October 31, 2007, unless the terminating party failed to comply with any provision of the agreement and thereby caused, or materially contributed to, the failure of the merger to occur by that date; AND

•	at any time prior to such termination, a bona fide acquisition proposal with respect to First Republic has been made public and not withdrawn or abandoned, and following the announcement of such acquisition proposal, First Republic has breached any of its representations, warranties, covenants or agreements set forth in the merger agreement and (i) such breach was a willful and material breach of certain designated provisions of the merger agreement or (ii) such breach was not a willful and material breach of certain designated provisions and an acquisition proposal with respect to First Republic is consummated or a definitive agreement with respect to such an acquisition proposal is entered into within 15 months from the date of such termination, but only if such acquisition proposal is consummated.

Expenses and Fees

Merrill Lynch and First Republic have agreed that each party will bear all expenses incurred by it in connection with the merger agreement and the transactions contemplated thereby.

Possible Alternative Merger Structure

The merger agreement provides that, before completion of the merger, the parties may mutually agree to revise the structure of the merger and related transactions. However, no revision may be made that:

•	changes the amount or form of consideration to be received by the stockholders of First Republic and the holders of options on First Republic common stock and/or deferred equity units;

•	adversely affects the tax consequences to the stockholders of First Republic;

•	is not reasonably capable of consummation in as timely a manner as the structure contemplated in the merger agreement;

•	is reasonably likely to prevent the receipt of an opinion as to the tax treatment of the merger by Merrill Lynch and First Republic; or

•	is otherwise prejudicial to the interests of the stockholders of either First Republic or Merrill Lynch.

DESCRIPTION OF MERRILL LYNCH CAPITAL STOCK

The following discussion summarizes the material features and rights of Merrill Lynch capital stock. We urge you to read the applicable provisions of Delaware law and Merrill Lynch’s restated certificate of incorporation and bylaws. Copies of Merrill Lynch’s restated certificate of incorporation and bylaws are available, without charge, to any person by following the instructions listed in the section entitled “Where You Can Find More Information” beginning on page 92.

Common Stock

Terms of the Common Stock

Under Merrill Lynch’s restated certificate of incorporation, Merrill Lynch is authorized to issue up to 3,000,000,000 shares of common stock, par value $1.33 1/3 per share. As of March 30, 2007, there were 874 million shares of common stock and 2.6 million exchangeable shares outstanding. The exchangeable shares are exchangeable at any time into common stock on a one-for-one basis and entitle holders to dividend, voting and other rights equivalent to common stock. The common stock is traded on the New York Stock Exchange under the symbol “MER” and also on the Chicago Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange.

Holders of Merrill Lynch common stock have no preemptive rights to subscribe for any additional securities which may be issued by Merrill Lynch. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any preferred stock that has been issued and may be issued in the future. Please see the section entitled “ — Preferred Stock” beginning on page 74 for a description of Merrill Lynch’s preferred stock. Merrill Lynch’s board of directors may issue additional shares of preferred stock to obtain additional financing, in connection with acquisitions, to officers, directors and employees of Merrill Lynch and its subsidiaries pursuant to benefit plans or otherwise and for other proper corporate purposes. Additionally, the holders of common stock are subject to, and may be adversely affected by, the rights of holders of trust preferred securities that have been issued and may be issued in the future. For a description of trust preferred securities issued to date, please see Merrill Lynch’s 2006 Annual Report on Form 10-K, which is incorporated herein by reference.

Wells Fargo Bank, N.A. is the record keeping transfer agent for the common stock of Merrill Lynch.

Because Merrill Lynch is a holding company, its rights, and the rights of holders of its securities, including the holders of common stock, to participate in the distribution of assets of any subsidiary of Merrill Lynch upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors and preferred stockholders, except to the extent Merrill Lynch may itself be a creditor with recognized claims against the subsidiary or a holder of preferred stock of the subsidiary.

Dividends

Merrill Lynch may pay dividends on its common stock out of funds legally available for the payment of dividends as, if and when declared by Merrill Lynch’s board of directors or a duly authorized committee thereof. Dividends may be declared or paid upon the shares of Merrill Lynch’s capital stock either out of its surplus, determined as provided under the General Corporation Law of the State of Delaware, or DGCL, or in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. There are no restrictions on Merrill Lynch’s present ability to pay dividends on common stock, other than its obligation to make payments on its preferred stock and trust preferred securities and regulatory restrictions applicable to Merrill Lynch’s subsidiaries’ ability to pay dividends. Merrill Lynch’s preferred stock and trust preferred securities contains provisions that could restrict Merrill Lynch from declaring or paying dividends and taking other actions with respect to its capital securities, including the common stock.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution, or winding up of Merrill Lynch, the holders of its common stock will be entitled to receive, after payment of all of its debts, liabilities and of all sums to which holders of any preferred stock may be entitled, all of the remaining assets of Merrill Lynch.

Voting Rights

Except as described in the section entitled “ — Preferred Stock” beginning on page 74, the holders of Merrill Lynch common stock currently possess exclusive voting rights in Merrill Lynch. Merrill Lynch’s board of directors may, however, give voting power to any preferred stock which may be issued in the future. Each holder of common stock is entitled to one vote per share with respect to all matters. There is no cumulative voting in the election of directors. Actions requiring approval of stockholders generally require approval by a majority vote of outstanding shares of common stock.

Merrill Lynch’s board of directors is currently comprised of 10 directors, divided into three classes, the precise number of members to be fixed from time to time by the board of directors. The directors of the class elected at each annual election hold office for a term of three years, with the term of each class expiring at successive annual meetings of stockholders.

Rights to Purchase Series A Junior Preferred Stock

Under the Amended and Restated Rights Agreement adopted by Merrill Lynch’s board of directors on December 2, 1997, or the Rights Agreement, preferred purchase rights were distributed to holders of common stock. The preferred purchase rights are attached to each outstanding share of common stock and will attach to all subsequently issued shares of common stock. The preferred purchase rights entitle the holder thereof to purchase fractions of a share, or Units, of Series A junior preferred stock at an exercise price as provided in the Rights Agreement. The exercise price and the number of Units issuable are subject to adjustment to prevent dilution. The preferred purchase rights expire on December 2, 2007.

The preferred purchase rights will separate from the common stock ten days following the earlier of:

•	an announcement of an acquisition by a person or group of 15% or more of the outstanding common stock of Merrill Lynch; or

•	the commencement of a tender or exchange offer for 15% or more of the outstanding common stock of Merrill Lynch.

If, after the preferred purchase rights have separated from the common stock:

•	Merrill Lynch is the surviving corporation in a merger with an acquiring party;

•	a person becomes the beneficial owner of 15% or more of the outstanding common stock of Merrill Lynch;

•	an acquiring party engages in one or more defined “self-dealing” transactions; or

•	an event occurs which results in such acquiring party’s ownership interest in Merrill Lynch being increased by more than 1%;

then, in each case, each holder of a preferred purchase right will have the right to purchase Units of Series A junior preferred stock having a value equal to two times the exercise price of the preferred purchase right. In addition, preferred purchase rights held by or transferred in certain circumstances by an acquiring party may immediately become void.

In the event that, at any time:

•	Merrill Lynch is acquired in a merger or other business combination transaction and Merrill Lynch is not the surviving corporation;

•	any person consolidates or merges with Merrill Lynch and all or part of Merrill Lynch’s common stock is converted or exchanged for securities, cash or property of any other person; or

•	50% or more of Merrill Lynch’s assets or earning power is sold or transferred;

each holder of a preferred purchase right will have the right to purchase common stock of the acquiring party having a value equal to two times the exercise price of the preferred purchase right.

The preferred purchase rights are redeemable at the option of a majority of the independent directors of Merrill Lynch at $.01 per right at any time until the tenth day following an announcement of the acquisition of 15% or more of the outstanding common stock of Merrill Lynch.

The foregoing provisions of the Rights Agreement may have the effect of delaying, deferring or preventing a change in control of Merrill Lynch.

The certificate of designations of the Series A junior preferred stock provides that the holders of Units of the Series A junior preferred stock will be entitled to receive quarterly dividends in an amount to be determined in accordance with the formula set forth in the certificate of designations. These dividend rights are cumulative. The Series A junior preferred stock rank junior in right of payment of dividends to all other preferred stock issued by Merrill Lynch, unless the terms of any other preferred stock provide otherwise. The holders of Units of the Series A junior preferred stock will have one vote per Unit on all matters submitted to the stockholders of Merrill Lynch, subject to adjustment. If at any time dividends on any Units of the Series A junior preferred stock are in arrears for a number of periods, whether or not consecutive, which in the aggregate is equivalent to six calendar quarters, then during that period of default, the holders of all Units, voting separately as a class, will have the right to elect two directors to Merrill Lynch’s board of directors. Additionally, whenever quarterly dividends or other dividends or distributions payable on the Series A junior preferred stock are in arrears, Merrill Lynch will not, among other things, declare or pay dividends on or make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares or capital stock of Merrill Lynch which ranks junior in right of payment to the Series A junior preferred stock, including Merrill Lynch common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Merrill Lynch, the holders of outstanding Units of the Series A junior preferred stock will be entitled to receive a distribution in an amount to be determined in accordance with the formula set forth in the certificate of designations before the payment of any distribution to the holders of Merrill Lynch common stock. The Units of Series A junior preferred stock are not redeemable. As of the date of this proxy statement/prospectus, there are no shares of Series A junior preferred stock outstanding.

Material Charter Provisions

Merrill Lynch’s restated certificate of incorporation provides that, except under specified circumstances, Merrill Lynch may not merge or consolidate with any one or more corporations, joint-stock associations or non-stock corporations or sell, lease or exchange all or substantially all of its property and assets or dissolve without the affirmative vote of two-thirds of Merrill Lynch’s entire board of directors and the holders of a majority of the outstanding shares of common stock entitled to vote. Additionally, Merrill Lynch’s restated certificate of incorporation provides that specified business combinations involving Merrill Lynch and an interested stockholder or an affiliate or associate of that stockholder must be approved by 80% of the voting power of the outstanding shares of capital stock of Merrill Lynch entitled to vote generally in the election of directors. The vote of 80% of the voting power of the voting stock referred to in the immediately preceding sentence is required for amendment of these provisions. Merrill Lynch’s restated certificate of incorporation also provides that only Merrill Lynch’s board of directors has the authority to call special stockholder meetings.

The foregoing provisions of Merrill Lynch’s restated certificate of incorporation may have the effect of delaying, deferring or preventing a change in control of Merrill Lynch.

Preferred Stock

Merrill Lynch is authorized to issue 25,000,000 shares of undesignated preferred stock, $1.00 par value per share. All shares of currently outstanding preferred stock constitute one and the same class that rank junior to all of Merrill Lynch’s indebtedness and have equal rank and priority over common stockholders as to dividends and in the event of liquidation. As of March 30, 2007, 155,000 shares of Merrill Lynch preferred stock were issued and outstanding and had been issued in five series. Merrill Lynch will issue two new series of preferred stock to holders of First Republic preferred stock in connection with the merger.

Floating Rate Non-Cumulative Preferred Stock, Series 1, Series 2, Series 4 and Series 5

On November 1, 2004, Merrill Lynch issued 25,200,000 Depositary Shares, each representing a one-twelve-hundredth interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 1, liquidation preference of $30,000 per share, or Series 1 Preferred Stock. On March 14, 2005 and April 4, 2005, Merrill Lynch issued 40,800,000 and 3,600,000 Depositary Shares, respectively, each representing a one-twelve-hundredth interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 2, liquidation preference of $30,000 per share, or Series 2 Preferred Stock. On November 17, 2005, Merrill Lynch issued 9,600,000 Depositary Shares, each representing a one-twelve-hundredth interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 4, liquidation preference of $30,000 per share, or Series 4 Preferred Stock. On February 28, 2006, Merrill Lynch issued an additional $360 million face value of Perpetual Floating Rate Non-Cumulative Preferred Stock, Series 4 on the same terms as the initial issuance on November 17, 2005. On March 20, 2007, Merrill Lynch issued 60,000,000 Depositary Shares, each representing a one-twelve-hundredth interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 5, liquidation preference of $30,000 per share, or Series 5 Preferred Stock.

As of March 30, 2007, the Series 1 Preferred Stock consisted of 21,000 shares with an aggregate liquidation preference of $630 million, the Series 2 Preferred Stock consisted of 37,000 shares with an aggregate liquidation preference of $1.1 billion, the Series 4 Preferred Stock consisted of 20,000 shares with an aggregate liquidation preference of $600 million and the Series 5 Preferred Stock consisted of 50,000 shares with an aggregate liquidation preference of $1.5 billion.

Dividends on the Preferred Stock, Series 1, Series 2, Series 4 and Series 5 are non-cumulative and are payable quarterly when, and if, declared by the Merrill Lynch board of directors. The Preferred Stock, Series 1 and Series 2 are perpetual and redeemable on or after November 28, 2009, at the option of Merrill Lynch, in whole or in part, at a redemption price of $30,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Preferred Stock, Series 4 is perpetual and redeemable on or after November 28, 2010, at the option of Merrill Lynch, in whole or in part, at a redemption price of $30,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Preferred Stock, Series 5 is perpetual and redeemable on or after May 21, 2010, at the option of Merrill Lynch, in whole or in part, at a redemption price of $30,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

6.375% Non-Cumulative Preferred Stock, Series 3

On November 17, 2005 and December 8, 2005, Merrill Lynch issued 30,000,000 and 2,400,000 Depositary Shares, respectively, each representing a one-twelve-hundredth interest in a share of 6.375% Non-Cumulative Preferred Stock, Series 3, liquidation preference of $30,000 per share, or Series 3 Preferred Stock. As of March 30, 2007, there were 27,000 shares of Series 3 Preferred Stock issued and outstanding with an aggregate liquidation preference of $810 million.

Dividends on the Preferred Stock, Series 3 are non-cumulative and are payable quarterly when, and if, declared by the Merrill Lynch board of directors. The Series 3 Preferred Stock is perpetual and redeemable on or after November 28, 2010, at the option of Merrill Lynch, in whole or in part, at a redemption price of $30,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Dividends on Preferred Stock, Series 1-5

Dividends on shares of Merrill Lynch preferred stock are not mandatory. Holders of shares of Merrill Lynch preferred stock are entitled to receive, if and when declared by Merrill Lynch’s board of directors or a duly authorized committee thereof, out of assets of Merrill Lynch legally available under Delaware law for payment, cash dividends, payable quarterly in arrears, at the rate established for such shares of Merrill Lynch preferred stock. Dividends on Merrill Lynch preferred stock are not cumulative. Accordingly, if for any reason Merrill Lynch’s board of directors, or a duly authorized committee thereof, does not declare a dividend on Merrill Lynch preferred stock for an applicable dividend period, Merrill Lynch will not pay a dividend for that dividend period on the quarterly payment date or at any future time, whether or not dividends on Merrill Lynch preferred stock are declared for any future dividend period.

Voting Rights of Preferred Stock, Series 1-5

If dividends payable on the Series 1, Series 2, Series 3, Series 4 or Series 5 Preferred Stock have not been declared or paid for a number of quarters, whether or not consecutive, which in the aggregate is equivalent to six quarters, the holders of the outstanding shares of these series of preferred stock, voting as a class, will be entitled to vote for the election of two additional directors of Merrill Lynch.

New Merrill Lynch Preferred Stock to be Issued in the Merger

In connection with the merger, Merrill Lynch will issue preferred stock in two new series, Merrill Lynch 6.70% Noncumulative Perpetual Preferred Stock, Series 6 and Merrill Lynch 6.25% Noncumulative Perpetual Preferred Stock, Series 7, which will be issued to holders of First Republic preferred in exchange for First Republic 6.70% Noncumulative Perpetual Preferred Series A Shares and 6.25% Noncumulative Perpetual Preferred Series B Shares, respectively.

The following summary of the terms and provisions of the New Merrill Lynch Preferred Stock is not complete and is qualified in its entirety by reference to the pertinent sections of the certificates of designation of each series of New Merrill Lynch Preferred Stock.

Ranking.  New Merrill Lynch Preferred Stock will rank senior to Merrill Lynch’s common stock and equally with Merrill Lynch’s existing and future series of preferred stock with respect to payment of distributions or amounts upon Merrill Lynch’s liquidation, dissolution or winding up. New Merrill Lynch Preferred Stock will rank equally with Merrill Lynch’s authorized but unissued shares of preferred stock.

Distributions.  Holders of New Merrill Lynch Preferred Stock will be entitled to receive, if, when and as authorized and declared by Merrill Lynch’s board of directors (or a duly authorized committee thereof), out of funds legally available for the payment of distributions, noncumulative cash distributions, payable quarterly, at the rate of (i) with respect to each share of 6.70% Noncumulative Perpetual Preferred Stock, Series 6, 6.70% of the $1,000 liquidation preference per annum (equivalent to $67.00 per annum per share of 6.70% Noncumulative Perpetual Preferred Stock, Series 6 or $1.675 per annum per depositary share) and (ii) with respect to each share of 6.25% Noncumulative Perpetual Preferred Stock, Series 7, 6.25% of the $1,000 liquidation preference per annum (equivalent to $62.50 per annum per share of 6.25% Noncumulative Perpetual Preferred Stock, Series 7 or $1.5625 per annum per depositary share).

Distributions are noncumulative. If Merrill Lynch’s board of directors does not authorize or declare a dividend for a dividend period, then the holders of a series of New Merrill Lynch Preferred Stock will have no right to receive a dividend related to that dividend period, and Merrill Lynch will have no obligation to pay a dividend for the related dividend period or to pay any interest, whether or not dividends on such series of New Merrill Lynch Preferred Stock are authorized or declared for any prior or future dividend period.

If full dividends on a series of New Merrill Lynch Preferred Stock have not been declared and paid with respect to any dividend period, or declared and a sum sufficient for the payment for a dividend has not been set apart with respect to any dividend period, the following restrictions will be applicable:

•	for the next subsequent dividend period, no dividend or distribution, other than the pro rata payment described in the paragraph following this sentence, may be declared, set aside or paid on any preferred stock ranking on parity with such series of New Merrill Lynch Preferred Stock as to dividends or amounts upon liquidation, dissolution or winding up of the affairs of Merrill Lynch, or Parity Shares, or on any common stock or other capital shares that rank junior to such series of New Merrill Lynch Preferred Stock as to dividends or amounts upon liquidation, dissolution or winding up of the affairs of Merrill Lynch, or Junior Shares; and

•	unless dividends on all outstanding New Merrill Lynch Preferred Stock of such series have been paid in full for at least four consecutive dividend periods, no junior shares or parity shares may be redeemed, purchased or otherwise acquired for any consideration, and no monies may be paid to or made available for a sinking fund for the redemption of any junior shares or parity shares, except by conversion into or exchange for other junior shares.

Liquidation Rights.  In the event of any liquidation, dissolution or winding up of Merrill Lynch’s affairs, the holders of New Merrill Lynch Preferred Stock will be entitled to be paid out of Merrill Lynch’s assets legally available for distribution to Merrill Lynch’s stockholders liquidating distributions in the amount of $1,000 per share (equivalent to $25 per depositary share), plus any dividends declared on New Merrill Lynch Preferred Stock and not yet paid, before any distribution of assets is made to holders of common stock or any other Junior Shares. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of New Merrill Lynch Preferred Stock will have no right or claim to any of Merrill Lynch’s remaining assets.

Conversion Rights.  New Merrill Lynch Preferred Stock is not convertible into or exchangeable for any other series of stock or securities of, or any other interests in, Merrill Lynch.

Redemption at Merrill Lynch’s Option.  Merrill Lynch 6.70% Noncumulative Perpetual Preferred Stock, Series 6 is not redeemable prior to February 3, 2009, and Merrill Lynch 6.25% Noncumulative Perpetual Preferred Stock, Series 7 is not redeemable prior to March 18, 2010. On or after the relevant redemption date, at Merrill Lynch’s option, Merrill Lynch may redeem a series of New Merrill Lynch Preferred Stock and thus the depositary shares, in whole or in part, at any time or from time to time, at a redemption price of $1,000 per share (equivalent to $25 per depositary share), plus the amount of any declared dividends. If notice of redemption of a series of New Merrill Lynch Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably deposited with the paying agent identified in such notice, then from and after the date such deposit has been made, such New Merrill Lynch Preferred Stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

Unless full dividends on a series of New Merrill Lynch Preferred Stock in respect of the most recently completed dividend period have been or contemporaneously are declared and paid or full dividends have been declared and a sum sufficient for the payment thereof has been set apart for payment in respect of the most recently completed dividend period, no share of New Merrill Lynch Preferred Stock of such series will be redeemed unless all outstanding shares of such series of New Merrill Lynch Preferred Stock are redeemed, and Merrill Lynch shall not purchase or otherwise acquire any New Merrill Lynch Preferred Stock of such series; provided, however, that Merrill Lynch may purchase or acquire New Merrill Lynch Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding New Merrill Lynch Preferred Stock of such series.

Voting Rights.  Registered owners of New Merrill Lynch Preferred Stock will not have any voting rights, except as set forth below or as otherwise required by law.

In any matter in which New Merrill Lynch Preferred Stock is entitled to vote as a separate series (as described herein or as may be required by law), including any action by written consent, each share of New

Merrill Lynch Preferred Stock will be entitled to 40 votes, each of which may be directed separately by the holder thereof (or by any proxy or proxies of such holder). The holder of each share of New Merrill Lynch Preferred Stock may designate up to 40 proxies, with each such proxy having the right to vote a whole number of votes (totaling 40 votes per share of New Merrill Lynch Preferred Stock). On any matter in which a series of New Merrill Lynch Preferred Stock is entitled to vote as a class with holders of any other capital stock of Merrill Lynch, each share of New Merrill Lynch Preferred Stock will be entitled to one vote. As more fully described in the section entitled “Description of Merrill Lynch Capital Stock — Preferred Stock — Depositary Shares Representing New Merrill Lynch Preferred Stock,” the Depositary, as holder of all shares of a series of New Merrill Lynch Preferred Stock, will grant one proxy per depositary share to the registered owner of each depositary share so that each depositary share will be entitled to exercise its proportionate voting rights.

If, at the time of any annual meeting of stockholders for the election of directors, distributions on a series of New Merrill Lynch Preferred Stock have not been paid, or declared and set aside for payment, for any six dividend periods (whether or not consecutive), holders of such series of New Merrill Lynch Preferred Stock (voting separately as a class with holders of any other shares, including shares of another series of New Merrill Lynch Preferred Stock, upon which like voting rights have been conferred and are exercisable), will be entitled to vote at such annual meeting for the election of two additional directors (unless Merrill Lynch already has two additional directors as a result of prior failures to declare, pay or set aside dividends on other series of preferred stock) to serve on Merrill Lynch’s board of directors until all dividends on such series of New Merrill Lynch Preferred Stock are paid in full for at least four Merrill Lynch’s consecutive dividend periods.

Merrill Lynch cannot take any of the following actions without the affirmative vote of holders of at least 67% of the outstanding shares of a series of New Merrill Lynch Preferred Stock:

•	create any class or series of shares that ranks, as to dividends or distribution of assets, senior to such series of New Merrill Lynch Preferred Stock; or

•	alter or change the provisions of Merrill Lynch’s restated certificate of incorporation so as to adversely affect the voting powers, preferences or special rights of the holders of such series of New Merrill Lynch Preferred Stock.

Depositary Shares Representing New Merrill Lynch Preferred Stock

Each outstanding share of First Republic preferred stock is presently represented by First Republic Depositary Shares that are listed on the New York Stock Exchange and represent a one-fortieth interest in a share of First Republic preferred stock. Upon completion of the merger, Merrill Lynch will assume the obligations of First Republic under the relevant Deposit Agreement pursuant to which First Republic preferred stock has been deposited. Merrill Lynch will instruct the Depositary to treat the shares of New Merrill Lynch Preferred Stock received by it in exchange for shares of First Republic preferred stock as newly deposited securities under the applicable Deposit Agreement. In accordance with the terms of the relevant Deposit Agreement, the First Republic Depositary Shares will thereafter represent the shares of the relevant series of New Merrill Lynch Preferred Stock. We sometimes refer to these depositary shares after completion of the merger as “Merrill Lynch Depositary Shares.” Such depositary shares will continue to be listed on the New York Stock Exchange upon completion of the merger under a new name and will be traded under a new symbol.

Listing.  Merrill Lynch Depositary Shares will be listed on the NYSE. New Merrill Lynch Preferred Stock will not be listed, and Merrill Lynch does not expect that there will be any trading market for New Merrill Lynch Preferred Stock except as represented by depositary shares.

Distributions.  The Depositary will distribute all cash dividends paid on New Merrill Lynch Preferred Stock to the record holders of Merrill Lynch Depositary Shares. If a distribution is other than in cash and it is feasible for the Depositary to distribute the property it receives, the Depositary, upon written instructions from Merrill Lynch, will distribute the property to the record holders of Merrill Lynch Depositary Shares. If such a distribution is not feasible and Merrill Lynch so directs, the Depositary will sell on behalf of the holders of

Merrill Lynch Depositary Shares the property and distribute the net proceeds from the sale to the holders thereof.

Liquidation Preference.  In the event of any liquidation, dissolution or winding up of Merrill Lynch’s affairs, the holder of a Merrill Lynch Depositary Share will be entitled to one-fortieth of the liquidation preference accorded each share of New Merrill Lynch Preferred Stock represented thereby.

Redemption.  Whenever Merrill Lynch redeems any shares of New Merrill Lynch Preferred Stock held by the Depositary, the Depositary will redeem as of the same date, Merrill Lynch Depositary Shares representing the redeemed New Merrill Lynch Preferred Stock. A notice of the redemption furnished by Merrill Lynch will be mailed by the Depositary, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the depositary shares to be redeemed at their respective addresses as they appear on the share transfer records of the Depositary.

Voting.  The respective Depositary, as the holder of all shares of the relevant series of New Merrill Lynch Preferred Stock, will grant one proxy per Merrill Lynch Depositary Share to the record owner of such Merrill Lynch Depositary Share so that each can exercise its proportionate voting rights. Promptly upon receipt of notice of any meeting at which the holders of a series of New Merrill Lynch Preferred Stock is entitled to vote, the Depositary will mail the information contained in such notice to the record holders of Merrill Lynch Depositary Shares as of the record date for such meeting. Each such holder will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of New Merrill Lynch Preferred Stock represented by such holder’s depositary shares. The Depositary will vote such New Merrill Lynch Preferred Stock represented by such Merrill Lynch Depositary Shares in accordance with such instructions (and as nearly as possible in the event the holder’s depositary shares represent a fractional share of New Merrill Lynch Preferred Stock), and Merrill Lynch will take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting any shares of New Merrill Lynch Preferred Stock to the extent that it does not receive specific instructions from the holders of Merrill Lynch Depositary Shares. The Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote, as long as any action or nonaction does not result from the gross negligence or willful misconduct of the depositary.

Withdrawal of New Merrill Lynch Preferred Stock.  Upon surrender of Merrill Lynch Depositary Shares at the principal office of the Depositary and payment of any unpaid amount due the Depositary, and subject to the terms of the relevant Deposit Agreement, the owner of Merrill Lynch Depositary Shares evidenced thereby is entitled to delivery of the number of whole and/or fractional New Merrill Lynch Preferred Stock and all money and other property, if any, represented by such depositary shares. Holders of New Merrill Lynch Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the relevant Deposit Agreement or to receive depositary shares therefor.

COMPARISON OF STOCKHOLDER RIGHTS

Upon completion of the merger, stockholders of First Republic who receive Merrill Lynch stock as part of their merger consideration will become stockholders of Merrill Lynch. Merrill Lynch is incorporated under the laws of Delaware and, accordingly, the rights of Merrill Lynch stockholders are governed by Merrill Lynch’s restated certificate of incorporation, Merrill Lynch’s bylaws and the laws of the State of Delaware, including the DGCL. First Republic is incorporated under the laws of Nevada and, accordingly, the rights of First Republic stockholders are governed by First Republic’s articles of incorporation, First Republic’s bylaws and the laws of the State of Nevada, including the Nevada Revised Statutes, or NRS. As stockholders of Merrill Lynch following the merger, the rights of former First Republic stockholders who become stockholders of Merrill Lynch will be governed by Merrill Lynch’s restated certificate of incorporation, Merrill Lynch’s bylaws and the laws of the State of Delaware, including the DGCL.

The following chart summarizes the material differences between the rights of Merrill Lynch stockholders and First Republic stockholders. We urge you to read the governing instruments of each company and the provisions of the DGCL and the NRS, which are relevant to a full understanding of the governing instruments, carefully and in their entirety. Copies of the governing instruments are available, without charge, to any person by following the instructions listed in the section entitled “Where You Can Find More Information” beginning on page 92.

	Merrill Lynch	First Republic

Authorized Capital Stock

The authorized capital stock of Merrill Lynch consists of 3 billion shares of common stock, par value $1.33 and 1/3 per share, and 25   million shares of preferred stock, par value $1.00 per share. As of March 30, 2007, there were 874 million shares of common stock and 2.6 million exchangeable shares outstanding. As of March   30, 2007, 155,000 shares of Merrill Lynch preferred stock were issued and outstanding and had been issued in five series.

The authorized capital stock of First Republic consists of 75   million shares of common stock, par value $0.01 per share, and 500,000 shares of preferred stock, par value $0.01 per share. As of March   31, 2007, 31.1 million shares of First Republic common stock were issued and outstanding, and no shares of First Republic common stock were held in treasury. As of March   31, 2007, 115,000 shares of First Republic preferred stock were issued and outstanding, and no shares of First Republic preferred stock were held in treasury.

Number of Directors	Merrill Lynch’s bylaws provide that the number of directors may be fixed from time to time by the board of directors, but must not be less than three or more than 30.	First Republic’s bylaws provide that the number of directors may be fixed from time to time by the board of directors, but must not be less than five or more than 30. In the absence of a determination by the board of directors, the number of directors is fixed at 18.

Removal of Directors
Merrill Lynch’s bylaws provide that, subject to the rights of the holders of any series of preferred stock or any other class of capital stock (other than common stock) then outstanding, any director may be removed from office for cause by the vote of stockholders representing at least 80 percent of the voting power of the issued and outstanding stock entitled to vote.

First Republic’s articles of incorporation provide that a director may be removed from office for cause by the vote of stockholders representing at least two thirds of the voting power of the issued and outstanding stock entitled to vote. Otherwise, a director may be removed only by the vote of stockholders representing 100 percent of the voting power of the issued and outstanding stock entitled to vote.

	Merrill Lynch	First Republic

Special Meetings of the Board of Directors

Special meetings of the board of directors may be called by the secretary upon the request of the chairman, the president or a vice chairman of the board of directors or upon the request in writing or by electronic transmission of any three other directors stating the purpose or purposes of such meeting.

Special meetings of the board of directors may be called at any time by the chairman of the board of directors or the president or by any two directors, to be held at the principal office of the corporation, or at such other place or places, within or without the State of Nevada, as the person or persons calling the meeting may designate.

Stockholder Protection Rights Plans

Under the Rights Agreement, preferred purchase rights were distributed to holders of common stock. The preferred purchase rights are attached to each outstanding share of common stock and will attach to all subsequently issued shares of common stock. The preferred purchase rights entitle the holder thereof to purchase Units of Series A junior preferred stock at an exercise price as provided in the Rights Agreement. The exercise price and the number of Units issuable are subject to adjustment to prevent dilution. The preferred purchase rights expire on December 2, 2007.
First Republic does not have a stockholder protection rights plan.

The preferred purchase rights will separate from the common stock 10 days following the earlier of (a) an announcement of an acquisition by a person or group of 15% or more of the outstanding common stock of Merrill Lynch or (b) the commencement of a tender or exchange offer for 15% or more of the outstanding shares of common stock of Merrill Lynch.

If, after the preferred purchase rights have separated from the common stock, (a) Merrill Lynch is the surviving corporation in a merger with an acquiring party, (b) a person becomes the beneficial owner of 15% or more of the outstanding common stock of Merrill Lynch, (c) an acquiring party engages in one or more defined “self- dealing” transactions or (d) an event occurs which results in such acquiring party’s ownership interest in Merrill Lynch being increased by more than 1%, then, in each case, each holder of a preferred purchase right will have the right to purchase Units of Series A junior preferred stock having a value equal to two times the exercise price of

	Merrill Lynch	First Republic

the preferred purchase right. In addition, preferred purchase rights held by or transferred in certain circumstances by an acquiring party may immediately become void.

In the event that, at any time, (a) Merrill Lynch is acquired in a merger or other business combination transaction and Merrill Lynch is not the surviving corporation, (b) any person consolidates or merges with Merrill Lynch and all or part of Merrill Lynch’s common stock is converted or exchanged for securities, cash or property of any other person or (c) 50% or more of Merrill Lynch’s assets or earning power is sold or transferred, each holder of a right will have the right to purchase common stock of the acquiring party having a value equal to two times the exercise price of the preferred purchase right.

The preferred purchase rights are redeemable at the option of a majority of the independent directors of Merrill Lynch at $.01 per right at any time until the 10th day following an announcement of the acquisition of 15% or more of the outstanding common stock of Merrill Lynch.

Special Meetings of Stockholders	Special meetings of stockholders may be called by a majority of the entire board of directors.

Special meetings of the stockholders may be called by a majority of the entire board of directors or by the holders of not less than 66 and two thirds percent of the voting power of the issued and outstanding stock entitled to vote.

Amendment of Certificate/Articles of Incorporation and Bylaws

Section 242 of the DGCL provides that an amendment of the certificate of incorporation requires the affirmative vote of the majority of the outstanding stock entitled to vote. Additionally, Merrill Lynch’s restated certificate of incorporation provides that an amendment of certain designated provisions (regarding, among other things, the preferred stock, the board of directors, meetings of stockholders and directors, elections of directors, corporation books, limitations of director liability and indemnification) requires the affirmative vote of the holders of outstanding shares representing at least 80 percent of the voting power of all of

Section 78.390 of the NRS provides that an amendment of the articles of incorporation requires the affirmative vote of the majority of the outstanding stock entitled to vote. Additionally, First Republic’s articles of incorporation provide that an amendment of certain designated provisions (regarding, among other things, the board of directors, interested stockholder transactions and stockholder voting rules) requires the affirmative vote of the holders of outstanding shares representing at least 66 and two thirds percent of the votes entitled to be cast by the holders of all then outstanding shares of voting stock.

The board of directors, by a vote of a

	Merrill Lynch	First Republic

the shares of capital stock of the corporation then entitled to vote generally in the election of directors, unless such amendment is declared advisable by an affirmative vote of at least 75   percent of the entire board of directors.

The restated bylaws may be amended at any annual or special meeting of stockholders entitled to vote by a majority vote or by the board of directors at any valid meeting by affirmative vote of a majority of the whole board.
majority of the number of directors then in office, acting at any meeting of the board of directors, has the right without the assent or vote of the stockholders to make, alter, amend, change, add to or repeal the bylaws, and has the right (which, to the extent exercised, is exclusive) to establish the rights, powers, duties, rules and procedures that from time to time will govern the board of directors and each of its members, including, without limitation, the vote required for any action by the board of directors, and that from time to time will affect the directors’ powers to manage the business and affairs of the corporation. No bylaws may be adopted by stockholders that impair or impede the implementation of the foregoing. However, the bylaws may be amended or repealed, and new bylaws may be made, by the vote of the holders of not less than 66 and two thirds percent of the total voting power of all outstanding shares of voting stock of the corporation, at an annual meeting of stockholders, without previous notice, or at any special meeting of stockholders, provided that notice of such proposed amendment, modification, repeal or adoption is given in the notice of special meeting.

Anti-Takeover Provisions

Section 203 of the DGCL generally provides that a Delaware corporation such as Merrill Lynch which has not “opted out” of coverage by this section in the prescribed manner may not engage in any ‘‘business combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an “ interested stockholder” unless:

•   prior to that time the board of directors of the corporation approved either the ‘‘business combination” or the transaction which resulted in the stockholder becoming an ‘‘interested stockholder;”

•   upon consummation of the transaction which resulted in the stockholder becoming an ‘ ‘interested stockholder,” the ‘‘interested stockholder” owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the

Section 78.411 et seq. of the NRS generally provides that a Nevada corporation such as First Republic which has not “‘opted out” of coverage by this section in the prescribed manner may not engage in any “combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an “interested stockholder” unless:

•   prior to that time the board of directors of the corporation approved either the “combination” or the transaction which resulted in the stockholder becoming an “interested stockholder.”

After expiration of the three-year period, a Nevada corporation may engage in a “combination” with an “ interested stockholder” only if:

•   it is permitted by the articles of incorporation and certain voting requirements specified in Section 78.439 of the NRS are met; or

• the “combination” meets certain fair

Merrill Lynch	First Republic

outstanding voting stock owned by the “interested stockholder”) those shares owned by persons who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender offer or exchange offer; or	price criteria specified in Sections 78.441 to 78.444 of the NRS. The above provisions do not apply to any “combination” of a Nevada corporation:

•   at or subsequent to that time, the ‘‘business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 and two thirds percent of the outstanding voting stock which is not owned by the ‘‘interested stockholder.”

The three-year prohibition on ‘‘business combinations” with an “interested stockholder” does not apply under certain circumstances, including “business combinations” with a corporation which does not have a class of voting stock that   is:

•   which does not, as of the date that a person first becomes an “interested stockholder,” have a class of voting shares registered with the SEC under Section 12 of the Securities Act, unless the articles of incorporation provide otherwise; or

•   whose articles of incorporation were amended to provide that the corporation is subject to the above provisions and which did not have a class of voting shares registered with the SEC under Section 12 of the Securities Act on the effective date of such amendment, if the “combination” is with an “interested stockholder” whose date of acquiring shares is before the effective date of such amendment.

•   listed on a national security exchange;

•   authorized for quotation on the Nasdaq Stock Market; or

•   held of record by more than 2,000 stockholders,

unless in each case this result was directly or indirectly caused by the “interested stockholder” or from a transaction in which a person became an ‘‘interested stockholder.‘‘

An “interested stockholder” generally means any person that:

•   is the owner of 15 percent or more of the outstanding voting stock of the corporation; or

•   is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an “interested stockholder,” and the affiliates and associates of such a person.

An “interested stockholder” generally means any person that:

•   is the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding voting shares of the corporation; or

•   is an affiliate or associate of the corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding shares of the corporation.

The term “combination” is broadly defined to include a variety of transactions, including mergers, consolidations, sales or other dispositions of five percent or more of a corporation’s assets and various other transactions which may benefit an “interested stockholder.”

First Republic’s articles of incorporation do not exempt First Republic from these restrictions and even specify additional requirements for “business combinations” with ‘interested stockholders” (as defined in the articles of incorporation).

The term “business combination” is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of 10 percent or more of a corporation’s	Neither the restrictions set forth in the NRS nor those specified in First Republic’s articles of incorporation apply

	Merrill Lynch	First Republic

	assets and various other transactions which may benefit an “interested stockholder.”	to the merger of First Republic with and into ML Bank.

Merrill Lynch’s restated certificate of incorporation does not exempt Merrill Lynch from these restrictions and specifies additional requirements for ‘‘business combinations” with ‘‘interested stockholders” (as defined in the certificate of incorporation).

Neither the restrictions set forth in the DGCL nor those specified in Merrill Lynch’s restated certificate of incorporation apply to the merger of First Republic with and into ML Bank.

Stockholder Nominations of Director Candidates

Any stockholder of record entitled to vote may nominate one or more persons for election as directors at a meeting if written notice has been provided to the secretary of the corporation not less than 50   days or more than 75 days prior to such meeting.

Any stockholder of record entitled to vote may nominate one or more persons for election as directors at a meeting if written notice has been provided to the secretary of the corporation not less than 10   days prior to such meeting.

Stockholder Proposals

In order to properly bring business before an annual meeting, a stockholder of record has to give written notice to the secretary not less than 50 days nor more than 75 days prior to such meeting, setting forth as to each matter such stockholder proposes a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, the name and record address of such stockholder, the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by such stockholder, a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.
No advance notice is required for stockholder proposals at First Republic’s stockholder meetings. (Please see, however, above for stockholder nominations of director candidates.)

	Merrill Lynch	First Republic

Notice of Stockholders’ Meetings

Notice of each meeting of stockholders must be given not less than 10 nor more than 60   days before the day of the meeting either by delivering personally, by electronic transmission, or by mailing a written notice to each stockholder of record entitled to vote at the meeting or by providing notice in such other form and by such other method as may be permitted by Delaware law. Every notice must be given in a form approved by the board of directors and must state the purpose or purposes for which the meeting is called as well as the place, date and time of the meeting.

Notice of each meeting of stockholders must be given not less than 10 or more than 60 days before the date of the meeting by delivering a typewritten or printed notice personally, by depositing such notice in the United States mail, or by transmitting such notice by telegraph, cable, courier, or wireless. Every notice must state the purpose or purposes for which the meeting is called as well as the place, date and time of the meeting.

Limitations on Director Liability

Merrill Lynch’s certificate of incorporation provides that no member of Merrill Lynch’s board of directors is personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except, to the extent provided by applicable law, for liability:

•   for breach of the director’s duty of loyalty to the corporation or its stockholders;

First Republic’s articles of incorporation provide that no member of First Republic’s board of directors is personally liable to the corporation or its stockholders for damages for breach of fiduciary duty as a director to the fullest extent permitted by Nevada corporation law.

Pursuant to Section 78.138 of the NRS, a director is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director, except:

•   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•   pursuant to Section 174 of the DGCL; or

•   for any transaction from which the director derived an improper personal benefit.

•   for an act or a failure to act that constitutes a breach of the director’s fiduciary duties as a director and the breach of those duties involved intentional misconduct, fraud or a knowing violation of law; or

•   as otherwise provided in Sections 35.230, 90.660, 91.250, 452.200, 452.270, 668.045 and 694A.030 of the NRS.

Should the DGCL be amended to authorize corporate action that further limits or eliminates the personal liability of directors, then the liability of each director of the corporation will be limited or eliminated to the full extent then permitted by the DGCL.

Indemnification

Merrill Lynch must indemnify any person who is or was a director or officer of Merrill Lynch, or is or was serving at the request of the corporation as a director, officer or trustee of another corporation, trust or other enterprise, with respect to actions taken or omitted by such person in any capacity in which such person serves Merrill Lynch or such other

First Republic must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of First Republic), by reason of the fact that he is or was a director, officer, employee or

Merrill Lynch	First Republic

corporation, trust or other enterprise, to the full extent authorized or permitted by law and such indemnification continues as to a person who has ceased to be a director, officer or trustee, as the case may be, and inures to the benefit of such person’s heirs, executors and personal and legal representatives. However, except for proceedings to enforce rights to indemnification, Merrill Lynch is not obligated to indemnify any person in connection with a proceeding initiated by such person unless such proceeding was authorized in advance, or unanimously consented to, by the board of directors. Any person who is or was a director or officer of a subsidiary of Merrill Lynch is deemed to be serving in such capacity at the request of Merrill Lynch for purposes of indemnification.

Directors and officers of Merrill Lynch have the right to be paid by Merrill Lynch expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. Merrill Lynch may, to the extent authorized from time to time by the board of directors, advance such expenses to any person who is or was serving at the request of Merrill Lynch as a director, officer or trustee of another corporation, trust or other enterprise.

agent of First Republic, or is or was serving at the request of First Republic as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a member of any committee or similar body, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of First Republic, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

First Republic must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of First Republic to procure judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of First Republic, or is or was serving at the request of First Republic as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a member of any committee or similar body, against expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of First Republic. However, no indemnification has to be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable for negligence or misconduct in his performance of his duty to First Republic unless and only to the extent that the court in which such action or suit was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which a court of competent jurisdiction deems proper.
The determinations of whether a person is entitled to indemnification in a specific case are made:
•   by the board of directors by a majority vote of a quorum consisting of

	Merrill Lynch	First Republic

directors who were not parties to such action, suit or proceeding;
• if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or
• by the stockholders.

Appraisal or Dissenters’ Rights

Section   262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate action and to instead demand payment of the fair value of their shares.

Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either:
•   listed on a national securities exchange;
•   included in the national market system by the National Association of Securities Dealers, Inc.;   or
•   held by more than 2,000 stockholders of record;

unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

Only stockholders of record are entitled to dissenters’ rights.

Sections 92A.300 to 92A.500 of the NRS provide that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares.
Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock are either:

•   listed on a national securities exchange;
•   included in the national market system by the National Association of Securities Dealers, Inc.;   or
•   held by at least 2,000 stockholders of record;

unless the stockholders receive in exchange for their shares anything other than cash, owner’s interests or owner’s interests and cash in lieu of fractional shares of the surviving or acquiring entity, or of any other entity that is publicly listed or held by more than 2,000 holders of owner’s interests, or a combination of the foregoing.

Both stockholders of record and beneficial stockholders are entitled to dissenters’ rights.

No Material Difference in Rights of Holders of First Republic Preferred Stock and New Merrill Lynch Preferred Stock

The terms, designations, preferences, limitations, privileges, and relative rights of shares of First Republic preferred stock and the shares of New Merrill Lynch Preferred Stock for which they will be exchanged are identical except for certain non-material technical or format changes to the provisions included in the terms of the New Merrill Lynch Preferred Stock. Please see the section entitled “Description of Merrill Lynch Capital Stock — Preferred Stock — New Merrill Lynch Preferred Stock to be Issued in the Merger” beginning on page 75.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Merrill Lynch common stock and First Republic common stock are listed on the New York Stock Exchange and trade under the symbols “MER” and “FRC,” respectively. The following table sets forth the high and low reported sales prices per share of Merrill Lynch and First Republic common stock on the New York Stock Exchange, and the quarterly cash dividends declared per share for the periods indicated.

Merrill Lynch and First Republic stockholders are advised to obtain current market quotations for Merrill Lynch and First Republic common stock. The market prices of Merrill Lynch and First Republic common stock will fluctuate between the date of this proxy statement/prospectus and completion of the merger. No assurances can be given concerning the market prices of Merrill Lynch or First Republic common stock before the effective date of the registration statement or Merrill Lynch common stock after completion of the merger.

	Merrill Lynch Common Stock			First Republic Common Stock(1)
	High	Low	Dividend	High	Low	Dividend

2004
First Quarter	$64.89	$56.97	$0.16	$29.20	$24.00	$0.083
Second Quarter	60.74	51.35	0.16	28.78	23.61	0.083
Third Quarter	54.32	47.35	0.16	31.33	27.33	0.083
Fourth Quarter	61.16	50.01	0.16	35.89	29.83	0.10
2005
First Quarter	$61.99	$56.01	$0.16	$36.55	$32.05	$0.10
Second Quarter	57.50	52.00	0.20	35.39	30.71	0.10
Third Quarter	61.67	54.36	0.20	39.33	34.22	0.125
Fourth Quarter	69.34	58.64	0.20	40.10	33.76	0.125
2006
First Quarter	$78.82	$67.95	$0.25	$42.03	$35.02	$0.125
Second Quarter	80.33	65.41	0.25	45.81	37.06	0.125
Third Quarter	79.09	67.49	0.25	45.96	41.09	0.15
Fourth Quarter	93.56	78.44	0.25	41.16	37.98	0.15
2007
First Quarter	$97.53	$79.22	$0.35	$53.85	$38.30	$0.15
Second Quarter (through June 20, 2007)	$94.17	$82.78	$0.35	$54.48	$53.46	$0.15

(1)	Historical market prices and dividend data for First Republic common stock for 2004 and the first quarter of 2005 have been adjusted to give effect to the three-for-two stock split of First Republic common stock that occurred in the form of a stock dividend to stockholders of record at the close of business on March 1, 2005.

The following table sets forth the closing sale prices per share of Merrill Lynch common stock and First Republic common stock in each case as reported on the New York Stock Exchange on January 26, 2007, the last trading day before Merrill Lynch and First Republic announced the merger, and on June 20, 2007, the last practicable trading day before the distribution of this document.

	Merrill Lynch
	Common Stock	First Republic Stock
	Closing Price	Closing Price

January 26, 2007	$94.53	$38.30
June 20, 2007	$87.68	$53.78

Shares of First Republic preferred stock are not traded in any public market and all issued and outstanding shares are held by the Depositary. Each outstanding share of First Republic preferred stock is represented by First Republic Depositary Shares that are listed on the New York Stock Exchange and represent a one-fortieth interest in a share of First Republic preferred stock.

Shares of First Republic preferred stock pay regular quarterly cash dividends at the rate of 6.70% for the First Republic 6.70% Noncumulative Perpetual Preferred Series A Shares and 6.25% for the First Republic 6.25% Noncumulative Perpetual Preferred Series B Shares.

First Republic may only repurchase shares of its stock prior to completion of the merger if such repurchase is in accordance with applicable law and consistent with the terms of the merger agreement.

VALIDITY OF COMMON AND PREFERRED STOCK

The validity of Merrill Lynch common stock and preferred stock to be registered in connection with the merger has been passed upon for Merrill Lynch by Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004. The validity of preferred share purchase rights attaching to Merrill Lynch common stock to be registered in connection with the merger has been passed upon for Merrill Lynch by Richard Alsop, General Counsel Corporate Law of Merrill Lynch, 222 Broadway — 17th Floor, New York, New York 10038.

Certain matters related to the U.S. federal income tax consequences of the merger have been passed upon for Merrill Lynch by Sullivan & Cromwell LLP and for First Republic by White & Case LLP.

Sullivan & Cromwell LLP regularly performs legal services for Merrill Lynch, and certain partners of Sullivan & Cromwell LLP performing legal services for Merrill Lynch may own shares of Merrill Lynch’s common stock representing less than 0.01% of Merrill Lynch’s outstanding common stock. Mr. Alsop beneficially owns or has rights to acquire an aggregate of less than 0.01% of Merrill Lynch outstanding common stock.

White & Case LLP regularly performs legal services for First Republic. A partner of White & Case LLP, L. Martin Gibbs, serves on the Board of Directors of First Republic. Mr. Gibbs beneficially owns or has rights to acquire an aggregate of approximately 0.2% of First Republic outstanding common stock.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this Registration Statement on Form S-4 by reference from Merrill Lynch’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and included an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for the review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial, Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

The consolidated financial statements of First Republic and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report covering the December 31, 2006 consolidated financial statements refers to a change in the method of quantifying misstatements in current year financial statements to consider the effects of prior year misstatements.

STOCKHOLDER PROPOSALS

Merrill Lynch

If the merger is completed, First Republic stockholders will become stockholders of Merrill Lynch. If you wish to submit a stockholder proposal to be included in the proxy materials for Merrill Lynch’s 2008 annual meeting, you must submit the proposal in writing to the corporate secretary of Merrill Lynch at the address below no later than November 16, 2007.

MERRILL LYNCH & CO., INC.
222 Broadway — 17th Floor
New York, New York 10038
Attention: Judith A. Witterschein
Corporate Secretary

If you wish to submit a proposal or a matter for consideration at Merrill Lynch’s 2008 annual meeting, but you do not meet the deadline for inclusion in the proxy materials, Merrill Lynch’s bylaws require that the proposal be submitted by the holder of record of the shares and received by the corporate secretary at least 50 days before the date of the 2008 annual meeting. As a general matter, Merrill Lynch holds its annual meeting during the third or fourth week of April. Any proposal also must comply with certain information requirements set forth in Merrill Lynch’s bylaws. The bylaws are filed as an exhibit to Merrill Lynch’s Current Report on Form 8-K filed with the SEC on December 12, 2006 and may be found on Merrill Lynch’s Corporate Governance Website. You also may obtain a copy of the bylaws from Merrill Lynch’s Corporate Secretary at the address above. These requirements apply to any matter that a stockholder wishes to raise at the annual meeting other than pursuant to the procedures set forth in Rule 14a-8 of the U.S. Securities Exchange Act of 1934.

First Republic

If the merger is completed before First Republic is required to hold its annual meeting, there will be no First Republic annual meeting of stockholders in 2007 or thereafter. In case the merger is not completed, set forth below is information relevant to a regularly scheduled 2008 annual meeting of First Republic stockholders.

If a stockholder notifies First Republic after February 16, 2008 of an intent to present a proposal at First Republic’s 2008 annual meeting, First Republic will have the right to exercise its discretionary voting authority with respect to the proposal, without including information regarding the proposal in its proxy materials. Stockholder proposals to be presented at the 2008 annual meeting must be received by First Republic on or before November 4, 2007 for inclusion in the proxy statement/prospectus and proxy card relating to that meeting. It is requested that such proposals be submitted to the attention of the First Republic’s Corporate Secretary at 111 Pine Street, 2nd Floor, San Francisco, California 94111.

WHERE YOU CAN FIND MORE INFORMATION

Merrill Lynch has filed a registration statement with the SEC under the Securities Act that registers the distribution to First Republic stockholders of the shares of its common stock in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Merrill Lynch and First Republic and the common stock of these companies. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this proxy statement/prospectus.

Merrill Lynch and First Republic file annual, quarterly and current reports, proxy statements and other information with the SEC and the FDIC, respectively. You may read and copy any nonconfidential information filed with the SEC at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may read and copy nonconfidential information filed with the FDIC at the Public Information Center of the FDIC at 3501 North Fairfax Drive, Room E-1002, Arlington, VA 22226. You may obtain information by calling the FDIC at 1-877-ASK-FDIC (1-877-275-3342).

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like Merrill Lynch, that file electronically with the SEC. The address of the website is http://www.sec.gov. The reports and other information filed by First Republic and Merrill Lynch with the SEC and FDIC, respectively, are also available at Merrill Lynch’s and First Republic’s websites. The address of Merrill Lynch’s website is http://www.ml.com. The address of First Republic’s website is http://www.firstrepublic.com. Except for the documents specifically incorporated by reference into this proxy statement/prospectus, information contained on Merrill Lynch’s or First Republic’s website or that can be accessed through their respective websites is not incorporated by reference into this proxy statement/prospectus.

The SEC and the FDIC allow Merrill Lynch and First Republic to “incorporate by reference” information into this document. This means that Merrill Lynch and First Republic can disclose important information to you by referring you to another document filed separately with the SEC or the FDIC. The information incorporated by reference into this document is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Merrill Lynch and First Republic previously filed with the SEC and the FDIC, respectively. They contain important information about these companies and their financial condition.

Merrill Lynch Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended December 29, 2006 — filed February 26, 2007
Quarterly Report on Form 10-Q	Quarter ended March 30, 2007 — filed May 7, 2007
Current Reports on Form 8-K	January 5, 2007, January 18, 2007, January 26, 2007, January 30, 2007, February 5, 2007, February 7, 2007, February 23, 2007, February 27, 2007, February 28, 2007, March 1, 2007, March 5, 2007, March 13, 2007(3), March 15, 2007, March 16, 2007, March 21, 2007 (2), March 28, 2007, April 5, 2007 (3), April 9, 2007, April 11, 2007 (2), April 19, 2007, April 25, 2007, April 30, 2007 (2), May 2, 2007, May 3, 2007, May 4, 2007, May 8, 2007, May 9, 2007, May 17, 2007, May 18, 2007, May 25, 2007, May 31, 2007, June 1, 2007 (2), June 4, 2007 (2) and June 6, 2007

The description of Merrill Lynch common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

First Republic Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2006 — filed February 27, 2007
Amendment No. 1 to Annual Report on Form 10-K	Year ended December 31, 2006, — filed April 30, 2007
Quarterly Report on Form 10-Q	Quarter ended March 31, 2007 — filed May 8, 2007
Current Reports on Form 8-K	January 29, 2007, January 31, 2007, and June 18, 2007

The description of First Republic common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the FDIC for the purpose of updating this description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC or the FDIC, such information or exhibit is specifically not incorporated by reference into this proxy/statement prospectus.

In addition, this proxy statement/prospectus also incorporates by reference into this document additional documents that either Merrill Lynch or First Republic may file with the SEC or the FDIC, respectively, between the date of this document and the date of the First Republic Special Meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit into this document. You can obtain documents incorporated by reference into this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

MERRILL LYNCH & CO., INC	FIRST REPUBLIC BANK
222 Broadway — 17th Floor	111 Pine Street, 2nd Floor
New York, New York 10038	San Francisco, California 94111
Attention: Judith A. Witterschein	Attention: Willis H. Newton, Jr.
Corporate Secretary	Chief Financial Officer
Tel: (212) 670-0432	Tel: (415) 392-1400
E-mail: corporate secretary@ml.com	E-mail: investorrelations@firstrepublic.com

If you would like to request documents, please do so by July 16, 2007 in order to receive them before the First Republic special meeting of stockholders.

We have not authorized anyone to give any information or make any representation about the merger, Merrill Lynch or First Republic that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER
Dated as of January 29, 2007
among
MERRILL LYNCH & CO., INC.,
FIRST REPUBLIC BANK
and
MERRILL LYNCH BANK & TRUST CO., FSB

A-i

A-ii

Agreement and Plan of Merger, dated as of January 29, 2007 (this “Agreement”), among MERRILL LYNCH & CO., INC., a Delaware corporation (“Merrill Lynch”), FIRST REPUBLIC BANK, a Nevada banking corporation (“First Republic”) and MERRILL LYNCH BANK & TRUST CO., FSB, a federal stock savings bank (“MLFSB”). The addresses of each party hereto are set forth in Section 9.08.

Recitals

A. The Proposed Transaction; Structure.  The parties intend to effect a strategic business combination through the merger of First Republic with and into MLFSB, as of the date hereof an indirect, wholly owned subsidiary of Merrill Lynch (the “Merger”), with MLFSB the surviving entity (the “Surviving Entity”). Prior to the Merger, Merrill Lynch intends to cause MLFSB to become a wholly owned direct subsidiary (as determined under U.S. federal income tax law) of Merrill Lynch.

B. Board Determinations.  The respective boards of directors of Merrill Lynch, First Republic and MLFSB have each determined that the Merger and the other transactions contemplated hereby are consistent with, and will further, their respective business strategies and goals, and are in the best interests of their respective stockholders and, therefore, have approved the Merger, this Agreement and, in the case of First Republic, adopted and recommended to stockholders the plan of merger contained in this Agreement.

C. Intended Tax Treatment.  The parties intend the Merger to be treated as a reorganization under Section 368(a) of the Code (as defined below) and the Treasury Regulations (as defined below) and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code.

D. Employment Agreements.  As an inducement and condition to Merrill Lynch’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the executive officers of First Republic set forth on Annex 1 have entered into employment agreements, in form and substance reasonably acceptable to such executive officers and the parties.

Now, Therefore, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, Merrill Lynch, First Republic and MLFSB agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.01  Definitions.  This Agreement uses the following definitions:

“Acquisition Proposal” means a tender or exchange offer to acquire more than 15% of the voting power in First Republic or any of its Subsidiaries, a proposal for a merger, consolidation or other business combination involving First Republic or any of its Significant Subsidiaries or any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, First Republic or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement; provided, however, that for purposes of Section 8.03(a), reference in this definition to “more than 15%” shall be deemed to be references to “25% or more”.

“Adverse Recommendation” has the meaning assigned in Section 6.02(c).

“Advisory Board” has the meaning assigned in Section 6.18(b).

“Advisory Board Member” has the meaning assigned in Section 6.18(b).

“Advisory Client” has the meaning assigned in Section 5.03(v)(1).

“Advisory Contract” has the meaning assigned in Section 5.03(v)(1).

“Advisory Entities” has the meaning assigned in Section 5.03(v)(1).

“affiliate” means, for any person, any other person that directly or indirectly controls, is controlled by or is under common control with such first person.

“Agreement” has the meaning assigned in the Preamble.

“Articles of Combination” has the meaning assigned in Section 2.03.

“Articles of Merger” has the meaning assigned in Section 2.03.

“Bank Merger Act” means Section 18(c) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(c)).

“Benefit Arrangement” means with respect to First Republic, each “employee benefit plan” (within the meaning of section 3(3) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, paid time off benefits and all other employee benefit or compensation plans, agreements, programs, policies or other arrangements, and any amendments thereto, whether or not subject to ERISA, (a) under which any Employee or any of its current or former directors has any present or future right to benefits, (b) sponsored or maintained by it or its Subsidiaries, or (c) under which it or its Subsidiaries has had or has any present or future liability to any Employee or any of its current or former directors.

“Cash Designated Shares” has the meaning assigned in Section 3.01(c)(5)(B)(2).

“Cash Election Shares” has the meaning assigned in Section 3.01(c)(2).

“Closing” has the meaning assigned in Section 2.02.

“Closing Date” has the meaning assigned in Section 2.02.

“Code” means the Internal Revenue Code of 1986.

“Confidentiality Agreement” has the meaning assigned in Section 6.05(b).

“Conversion Number” has the meaning assigned in Section 3.01(a)(1).

“Covered Employees” has the meaning assigned in Section 6.12(a).

“Deferred Cash Award” has the meaning assigned in Section 3.02(b).

“Deferred Equity Units” has the meaning assigned in Section 3.02(b).

“Disclosure Schedule” has the meaning assigned in Section 5.01.

“Effective Time” has the meaning assigned in Section 2.03.

“Election Deadline” has the meaning assigned in Section 3.01(c)(2).

“Election Form” has the meaning assigned in Section 3.01(c)(1).

“Election Form Record Date” has the meaning assigned in Section 3.01(c)(1).

“Employees” means First Republic’s current and former employees and those of its Subsidiaries.

“Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (1) the protection or restoration of the environment, health, safety or natural resources; (2) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance or (3) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property involving any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” has the meaning assigned in Section 5.03(l)(3).

“ERISA Plan” has the meaning assigned in Section 5.03(l)(2).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning assigned in Section 3.01(d).

“FDIC” means the Federal Deposit Insurance Corporation.

“FDIC Rules” means the rules and regulations guidance promulgated by, and the guidance issued by, the FDIC in connection with the publicly traded securities of nonmember insured banks, including the rules and regulations codified at 12 C.F.R. § 335.101, et seq. and the “Statement of Policy Regarding Use of Offering Circulars In Connection With Public Distribution of Bank Securities.”

“First Republic” has the meaning assigned in the Preamble.

“First Republic Affiliate” has the meaning assigned in Section 6.07.

“First Republic Board” means the Board of Directors of First Republic.

“First Republic Common Stock” means the common stock, par value $0.01 per share, of First Republic.

“First Republic Deferred Plan” has the meaning assigned in Section 3.02(b).

“First Republic Division” has the meaning assigned in Section 6.18(a).

“First Republic Employee Stock Option” has the meaning assigned in Section 3.02(a)(1).

“First Republic Employee Stock Ownership Plan” means the First Republic Employee Stock Ownership Plan.

“First Republic Meeting” has the meaning assigned in Section 6.02(c).

“First Republic Non-Employee Stock Option” has the meaning assigned in Section 3.02(a)(2).

“First Republic Preferred Stock” means (1) the 6.70% Noncumulative Perpetual Series A Preferred Stock, par value $0.01 per share and (2) the 6.25% Noncumulative Perpetual Series B Preferred Stock, par value $0.01 per share.

“First Republic Regulatory Filings” has the meaning assigned in Section 5.03(g)(1).

“First Republic Reports” has the meaning assigned in Section 5.03(r).

“First Republic Stock” means, collectively, the First Republic Common Stock and the First Republic Preferred Stock.

“First Republic Stock Plans” means the plans Previously Disclosed by First Republic.

“First Republic Sub Debt” has the meaning assigned in Section 6.01(b).

“First Republic’s Current Premium” has the meaning assigned in Section 6.11(b).

“Form ADV” has the meaning assigned in Section 5.03(v)(6).

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the charter, articles or certificate of incorporation and bylaws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

“Governmental Authority” means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any self-regulatory authority.

“Hazardous Substance” means any substance in any concentration that is: (1) listed, classified or regulated pursuant to any Environmental Law; (2) any petroleum or coal product or by-product, friable asbestos-containing material, lead-containing paint, polychlorinated biphenyls, microbial matter which emits mycotoxins that are harmful to human health, radioactive materials or radon; or (3) any other substance that may be the subject of regulatory action by any Governmental Authority or a source of liability pursuant to any Environmental Law; provided, however, that notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Substance” shall not mean Hazardous Substances that are naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

“HOLA” means the Home Owners’ Loan Act (12 U.S.C. § 1464).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Party” has the meaning assigned in Section 6.11(a).

“Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, Trade Secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

“Investment Advisers Act” has the meaning assigned in Section 5.03(v)(5).

“IRS” has the meaning assigned in Section 5.03(l)(2).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

“Loans” means loans, extensions of credit (including guaranties), commitments to extend credit and other similar assets, in each case required to be reflected in the financial statements of First Republic or its Subsidiaries pursuant to applicable regulatory or accounting principles.

“Mailing Date” has the meaning assigned in Section 3.01(c)(1).

“Market Price” means the average of the last reported sale prices of Merrill Lynch Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the last five NYSE trading days preceding the Closing Date.

“Material Adverse Effect” means, with respect to Merrill Lynch or First Republic, any effect that (1) has a material adverse effect on the financial condition, results of operations, assets or business of Merrill Lynch or First Republic, as the case may be, and their respective Subsidiaries, taken as a whole, excluding (with respect to each of clause (A) or (C), to the extent that the effect of a change on it is not substantially disproportionate to the effect on comparable U.S. banking or financial services organizations) the impact of (A) changes in banking and other laws of general applicability or changes in the interpretation thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting requirements applicable to U.S. banking or financial services organizations generally, (C) changes generally affecting the banking or financial services industries, including changes in economic or market conditions or changes in prevailing interest rates, currency exchange rates or price levels or trading volumes in the U.S. or foreign securities markets, (D) changes in global or national political conditions (including the outbreak of war or acts of terrorism) or due to natural disasters, (E) the effects of the actions or omissions expressly required by this Agreement or that are taken with the prior written consent of Merrill Lynch or MLFSB, as the case may be, in connection with the transactions contemplated hereby, (F) the announcement or pendancy of this Agreement and the transactions contemplated hereby or (G) any failure, in and of itself, by Merrill Lynch or First Republic, as the case may be, to meet any internal or published projections, forecasts or revenue or earnings predictions; or (2) would materially impair the ability of Merrill Lynch or First Republic, as the case may be, to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Materials of Environmental Concern” means any hazardous or toxic substances, materials, wastes, pollutants, or contaminants, including without limitation those defined or regulated as such under any Environmental Law, and any other substance the presence of which may give rise to liability under Environmental Law.

“Merger” has the meaning assigned in the Recitals.

“Merger Consideration” has the meaning assigned in Section 3.01(a)(2).

“Merrill Lynch” has the meaning assigned in the Preamble.

“Merrill Lynch Board” means the Board of Directors of Merrill Lynch.

“Merrill Lynch Common Stock” means the common stock, par value $1.33 1/3 per share, of Merrill Lynch.

“Merrill Lynch Merger Preferred Stock” has the meaning assigned in Section 3.01(l).

“Merrill Lynch Stock” means, collectively, the Merrill Lynch Common Stock and the Merrill Lynch Preferred Stock.

“Merrill Lynch Preferred Stock” means (1) the Floating Rate Non-Cumulative Preferred Stock, Series 1, Series 2 and Series 4, par value $1.00 per share, of Merrill Lynch and (2) the 6.375% Non-Cumulative Preferred Stock, Series 3, par value $1.00 per share, of Merrill Lynch.

“Merrill Lynch Regulatory Filings” has the meaning assigned in Section 5.04(f)(1).

“Merrill Lynch Rights” means rights to purchase shares of Merrill Lynch Stock issued under the Merrill Lynch Rights Agreement.

“Merrill Lynch Rights Agreement” means the Amended and Restated Rights Agreement, dated as of December 2, 1997, between Merrill Lynch and ChaseMellon Shareholder Services, LLC, as Rights Agent.

“Merrill Lynch Stock Option” has the meaning assigned in Section 3.02(a)(1).

“Merrill Lynch Stock Plans” means the plans Previously Disclosed by Merrill Lynch.

“MLFSB” has the meaning assigned in the Preamble.

“MLFSB Bylaws” means the bylaws of MLFSB, as in effect on the date hereof or as amended as provided herein, as the context requires.

“MLFSB Charter” means the federal stock charter of MLFSB, as in effect on the date hereof or as amended as provided herein, as the context requires.

“MLFSB Reports” has the meaning assigned in 5.04(m).

“MLFSB Stock” has the meaning assigned in 5.04(b)(2).

“Multiemployer Plan” has the meaning assigned in Section 5.03(l)(2).

“New Certificates” has the meaning assigned in Section 3.01(d).

“No Election Shares” has the meaning assigned in Section 3.01(c)(2).

“NRS” means the Revised Statutes of the State of Nevada.

“NYSE” means the New York Stock Exchange.

“Old Certificate” has the meaning assigned in Section 3.01(b).

“OTS” means the Office of Thrift Supervision.

“OTS Regulations” means the rules and regulations promulgated by, and guidance issued by, the OTS codified at 12 C.F.R. § 500, et seq.

“party” means Merrill Lynch, First Republic or MLFSB.

“Pension Plan” has the meaning assigned in Section 5.03(l)(2).

“Per Share Cash Consideration” has the meaning assigned in Section 3.01(a)(2).

“Per Share Stock Consideration” has the meaning assigned in Section 3.01(a)(1).

“person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Previously Disclosed” means information set forth by a party in the applicable paragraph of its Disclosure Schedule, or any other paragraph of its Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Disclosure Schedule is also applicable to the section of this Agreement in question).

“Proxy Statement” has the meaning assigned in Section 6.03(a).

“Registration Statement” has the meaning assigned in Section 6.03(a).

“Representatives” means, with respect to any person, such person’s directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

“Requisite Regulatory Approvals” has the meaning assigned in Section 6.10(a).

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such first person.

“Risk Management Contract” has the meaning assigned in Section 5.03(y).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Stock Designated Shares” has the meaning assigned in Section 3.01(c)(5)(A)(2).

“Stock Election Shares” has the meaning assigned in Section 3.01(c)(2).

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X promulgated by the SEC. Each of the following Subsidiaries of First Republic will be deemed a Significant Subsidiary for purposes of this Agreement: Froley, Revy Investment Company, Inc., Starbuck, Tisdale & Associates and Trainer Wortham & Company, Inc.

“Superior Proposal” means a bona fide written Acquisition Proposal which the First Republic Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby, (1) after receiving the advice of its financial advisor (who shall be a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal”, the references to “more than 15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “25% or more”.

“Surviving Entity” has the meaning assigned in the Recitals.

“Takeover Laws” has the meaning assigned in Section 5.03(o).

“Takeover Provisions” has the meaning assigned in Section 5.03(o).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts (including interest in respect of such penalties, additions to tax or additional amounts) imposed by any taxing authority.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed or delivered with respect to any Tax.

“Technology Systems” shall mean the electronic data processing, information, record keeping, communications, telecommunications, hardware, third-party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property which are used by First Republic and its Subsidiaries.

“Termination Fee” has the meaning assigned in Section 8.03(a).

“Total Cash Amount” has the meaning assigned in Section 3.01(a).

“Trade Secrets” means all trade secrets and confidential information, including know-how, processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

“Treasury Regulations” the regulations promulgated by the U.S. Department of the Treasury under the Code.

1.02  Interpretation.  (a) In this Agreement, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Sections, Exhibits, Annexes or Schedules are to the Preamble to, a Recital or Section of, or Exhibit, Annex or Schedule to, this Agreement;

(2) to this Agreement are to this Agreement, and the Annexes and Schedules to it, taken as a whole;

(3) to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms hereof); and to any section of any statute or regulation are to any successor to the section;

(4) to any statute includes any regulation or rule promulgated thereunder;

(5) to any Governmental Authority include any successor to that Governmental Authority; and

(6) to the date of this Agreement or the date hereof are to January 29, 2007.

(b) The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(c) The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.”

(d) The words “herein”, “hereof” or “hereunder”, and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section.

(e) This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisors. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.

(f) No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate applicable law (whether statutory or common law), rule or regulation.

ARTICLE II

THE MERGER

2.01  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, First Republic will merge with and into MLFSB at the Effective Time. At the Effective Time, the separate corporate existence of First Republic will terminate. MLFSB will be the Surviving Entity, and will continue its corporate existence under the laws of the United States.

2.02  Closing.  The closing of the Merger (the “Closing”) will take place in the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 10:00 a.m., New York time, on the fifth business day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) or on such other date as Merrill Lynch and First Republic otherwise agree (the “Closing Date”).

2.03  Effective Time.  Subject to the provisions of this Agreement, in connection with the Closing (1) MLFSB and First Republic will duly execute and deliver articles of merger (the “Articles of Merger”) to the Secretary of State of the State of Nevada for filing under Section 92A.200 of the NRS, and (2) First Republic and MLFSB will duly execute and deliver articles of combination (the “Articles of Combination”) to the OTS for filing under Section 552.13(j) of the OTS Regulations. The parties will make all other filings or recordings required under the NRS and the OTS Regulations and the Merger will become effective upon the date and time specified in the endorsement of the Articles of Combination by the OTS (the time the Merger becomes effective being the “Effective Time”). The parties will agree upon a date and time for the Merger to become effective and will submit a request to the OTS that such time be the Effective Time.

2.04  Effects of the Merger.

(a) As of the Effective Time, the name of the Surviving Entity will be “Merrill Lynch Bank & Trust Co., FSB”.

(b) MLFSB shall assume the liquidation account, if any, of First Republic at the Effective Time in accordance with 12 C.F.R. § 563b.475(b) and administer such liquidation account in accordance with 12 C.F.R. §§ 563b.450-563b.485.

(c) As of the Effective Time, all savings accounts of First Republic shall be and become deposit accounts of the Surviving Entity without change in their respective terms, maturity, minimum required balances or withdrawal value. Each deposit account of First Republic shall, as of the Effective Time, be considered, for purposes of any interest declared by the Surviving Entity thereafter, as if it had been a deposit account of the Surviving Entity at the time such deposit account was opened at First Republic and at all times thereafter until such account ceases to be a deposit account of the Surviving Entity. All deposit accounts of MLFSB prior to the Effective Time shall, as of the Effective Time, continue to be deposit accounts in the Surviving Entity without any change whatsoever in any of the provisions of such deposit accounts.

(d) Immediately following the Effective Time, the directors of the Surviving Entity shall consist of the directors of MLFSB duly elected and holding office immediately prior to the Effective Time. The names and residence addresses of the directors are set forth on Annex 2.

(e) Immediately following the Effective Time, the location of the home office and other offices of the Surviving Entity will be as set forth on Annex 3.

(f) The Merger will have such other effects as are prescribed by the OTS Regulations, the NRS and this Agreement.

2.05  Charter and Bylaws.  (a) The MLFSB Charter, as in effect immediately before the Effective Time, will be the charter of the Surviving Entity as of the Effective Time.

(b) The MLFSB Bylaws, as in effect immediately before the Effective Time, will be the bylaws of the Surviving Entity as of the Effective Time.

ARTICLE III

CONSIDERATION; EXCHANGE AND ELECTION PROCEDURES

3.01  Conversion or Cancellation of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of First Republic Stock or MLFSB Stock:

(a) First Republic Common Stock.  Subject to the provisions of this Article III, each share of First Republic Common Stock (whether or not subject to restriction) issued and outstanding immediately prior to the Effective Time will be converted into and constitute the right to receive, at the election of the holder (including the trustee of any employee stock ownership plan, which trustee shall make the election in accordance with any pass-through voting provisions of such plan) thereof, as provided in and subject to the other provisions of this Section 3.01, either:

(1) that fraction of a fully paid and nonassessable share (and the requisite number of Merrill Lynch Rights issued and attached to such shares under the Merrill Lynch Rights Agreement) of Merrill Lynch Common Stock equal to the amount, rounded to the nearest one ten-thousandth (the “Conversion Number”) derived by dividing $55.00 by the Market Price (the “Per Share Stock Consideration”); or

(2) an amount in cash equal to $55.00 (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Merger Consideration”),

provided that the total amount of cash payable hereunder (the “Total Cash Amount”) shall be equal, as nearly as practicable, to the product of (x) the Per Share Cash Consideration, (y) 50%, and (z) the number of shares of First Republic Common Stock issued and outstanding immediately prior to the Effective Time. The calculations required by this Section 3.01(a) shall be prepared jointly by First Republic and Merrill Lynch prior to the Closing Date.

(b) Rights as Stockholders; Stock Transfers.  At the Effective Time, holders of certificates (each, an “Old Certificate”) formerly representing shares of First Republic Common Stock issued and outstanding immediately prior to the Effective Time will cease to be, and will have no rights as, stockholders of First Republic, other than rights to (1) receive any then-unpaid dividend or other distribution with respect to such First Republic Common Stock having a record date before the Effective Time and (2) receive the Merger Consideration provided under this Article III. After the Effective Time, there will be no transfers of shares of First Republic Common Stock on the stock transfer books of First Republic or the Surviving Entity, and shares of First Republic Common Stock presented to Merrill Lynch or the Surviving Entity for any reason will be canceled and exchanged in accordance with this Article III. Notwithstanding anything in this Section 3.01 to the contrary, at the Effective Time and by virtue of the Merger, each share of First Republic Common Stock beneficially owned by Merrill Lynch (other than shares held in a trust, fiduciary, or nominee capacity or as a result of debts previously contracted) or held in First Republic’s treasury will be canceled and retired and shall cease to exist and no shares of Merrill Lynch Stock and no Merrill Lynch Rights or other consideration will be issued or paid in exchange therefor.

(c) Election Procedures.  (1) An election form and other appropriate and customary transmittal materials in such form as Merrill Lynch and First Republic shall mutually agree (the “Election Form”) shall be mailed 35 days prior to the anticipated Closing Date or on such other date as Merrill Lynch and First Republic shall mutually agree (the “Mailing Date”) to each holder of record of First Republic Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the “Election Form Record Date”).

(2) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (A) the number of shares of such holder’s First Republic Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (B) the number of shares of such holder’s First Republic Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”) or (C) that such holder makes no election with respect to such holder’s First

Republic Common Stock (“No Election Shares”). Any First Republic Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., on the 30th day following the Mailing Date (or such other time and date as Merrill Lynch and First Republic may mutually agree) (the “Election Deadline”) shall also be deemed to be No Election Shares.

(3) Merrill Lynch shall make available one or more Election Forms as may reasonably be requested from time to time by any person who becomes a holder (or beneficial owner) of First Republic Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and First Republic shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(4) Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Old Certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of First Republic Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form, only by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, unless a subsequent properly completed Election Form is submitted and actually received by the Exchange Agent by the Election Deadline, the shares of First Republic Common Stock represented by such Election Form shall become No Election Shares and Merrill Lynch shall cause the Old Certificates to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Merrill Lynch regarding such matters shall be binding and conclusive. Neither Merrill Lynch nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(5) Within ten business days after the Effective Time, Merrill Lynch shall cause the Exchange Agent to effect the allocation among the holders of First Republic Common Stock of rights to receive Merrill Lynch Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(A) Cash Oversubscribed.  If the aggregate cash amount that would otherwise be paid upon the conversion in the Merger of the Cash Election Shares is greater than the Total Cash Amount, then:

(1) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

(2) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Per Share Stock Consideration (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

(3) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(B) Cash Undersubscribed.  If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares is less than the Total Cash Amount, then:

(1) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,

(2) the Exchange Agent shall then select first from among the No Election Shares, by a random selection process, and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Per Share Cash Consideration (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

(3) the Stock Election Shares and the No Election shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(C) Cash Subscriptions Sufficient.  If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (A) and (B) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by First Republic and Merrill Lynch.

(d) Appointment of Exchange Agent.  Until the date that is 365 days after the Effective Time, Merrill Lynch shall make available on a timely basis or cause to be made available to an exchange agent agreed upon by Merrill Lynch and First Republic (the “Exchange Agent”) (1) cash in an amount sufficient to allow the Exchange Agent to make all payments that may be required pursuant to this Article III and (2) certificates, or at Merrill Lynch’s option, evidence of shares in book entry form, representing the shares of Merrill Lynch Common Stock (“New Certificates”), each to be given to the holders of First Republic Common Stock in exchange for Old Certificates pursuant to this Article III. Upon such date, any such cash or New Certificates remaining in the possession of the Exchange Agent (together with any earnings in respect thereof) shall be delivered to Merrill Lynch. Any holder of Old Certificates who has not theretofore exchanged his, her or its Old Certificates pursuant to this Article III shall thereafter be entitled to look exclusively to Merrill Lynch, and only as a general creditor thereof, for the consideration to which he, she or it may be entitled upon exchange of such Old Certificates pursuant to this Article III. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(e) Exchange Procedures.  Promptly after the Effective Time, but in no event later than ten days thereafter, Merrill Lynch shall cause the Exchange Agent to mail or deliver to each person who was, immediately prior to the Effective Time, a holder of record of First Republic Common Stock and who theretofore has not submitted such holder’s Old Certificates with an Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Old Certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Old Certificates in exchange for the consideration to which such person may be entitled pursuant to this Article III. After completion of the allocation procedure set forth in Section 3.01(c) and upon surrender to the Exchange Agent of an Old Certificate for cancellation together with such letter of transmittal or Election Form, as the case may be, duly executed and completed in accordance with the instructions thereto, the holder of such Old Certificate shall promptly be provided in exchange therefor, but in no event later than ten business days after due surrender, a New Certificate and/or a check in the amount to which such holder is entitled pursuant to this Article III, and the Old Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Old Certificates. Each of Merrill Lynch and the Surviving Entity shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement to any holder of First Republic Common Stock such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Merrill Lynch, the Surviving Entity or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of First Republic Common Stock in respect of which the deduction and withholding was made by Merrill Lynch, the Surviving Entity or the Exchange Agent, as the case may be, and such amounts shall be delivered by Merrill Lynch, the Surviving Entity or the Exchange Agent, as the case may be, to the applicable taxing authority.

(f) Transfer to Holder other than Existing Holder.  If any cash payment is to be made in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any transfer or other Taxes required by reason of the making of such payment of the Per Share Cash Consideration in a name other than that of the registered holder of the Old Certificate surrendered, or required for any other reason relating to such holder or requesting person, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable. If any New Certificate representing shares of Merrill Lynch Common Stock is to be issued in the name of other than the registered holder of the Old Certificate surrendered in exchange therefor, it shall be a condition of the issuance thereof that the Old Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the issuance of a certificate representing shares of First Republic Common Stock in a name other than that of the registered holder of the Old Certificate surrendered, or required for any other reason relating to such holder or requesting person, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(g) Fractional Shares.  Notwithstanding any other provision hereof, no fractional shares of Merrill Lynch Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Merrill Lynch will pay to each holder of First Republic Common Stock who would otherwise be entitled to a fractional share of Merrill Lynch Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction of a share of Merrill Lynch Common Stock by the Market Price.

(h) Dividends.  No dividends or other distributions with a record date after the Effective Time with respect to Merrill Lynch Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article III. After the surrender of an Old Certificate in accordance with this Article III, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Merrill Lynch Common Stock represented by the New Certificate.

(i) Lost, Stolen or Destroyed Certificates.  If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Merrill Lynch or the Exchange Agent, the posting by such person of a bond in such reasonable amount as Merrill Lynch or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, Merrill Lynch or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, pay or cause to be paid the consideration deliverable in respect of the Old Shares formerly represented by such Old Certificate pursuant to this Article III.

(j) Anti-Dilution Adjustments.  If Merrill Lynch changes (or the Merrill Lynch Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Merrill Lynch Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Conversion Number (and any other dependent items) will be adjusted proportionately to account for such change.

(k) Tax.  Notwithstanding any other provision of this Agreement to the contrary, a sufficient number of Cash Election Shares may be converted into the right to receive Per Share Stock Consideration, but only to the extent necessary, to secure the tax opinions required by Sections 7.02(c) and 7.03(c).

(l) First Republic Preferred Stock.  At the Effective Time, each outstanding share of each series of First Republic Preferred Stock shall be converted into one share of preferred stock of Merrill Lynch having terms identical to those set forth on Annex 4 (“Merrill Lynch Merger Preferred Stock”).

(m) MLFSB Stock.  Each share of MLFSB Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding.

3.02  Equity Compensation.

(a) Stock Options.

(1) At the Effective Time, each outstanding and unexercised option to purchase shares of First Republic Common Stock held by then current employees of First Republic (each, a “First Republic Employee Stock Option”) will cease to represent an option to purchase First Republic Common Stock and will be converted automatically into an option to purchase a number of shares of Merrill Lynch Common Stock (each, a “Merrill Lynch Stock Option”) equal to the product (rounded down to the nearest whole share) of (A) the number of shares of First Republic Common Stock subject to such First Republic Employee Stock Option and (B) the Conversion Number, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price of such First Republic Employee Stock Option divided by (ii) the Conversion Number. Except as specifically provided above, following the Effective Time, each Merrill Lynch Stock Option shall continue to be governed by the same terms and conditions as were applicable under the First Republic Employee Stock Option immediately prior to the Effective Time.

(2) At the Effective Time, each outstanding and unexercised option to purchase shares of First Republic Common Stock held by then current non-employees (including directors) of First Republic (each, a “First Republic Non-Employee Stock Option”) shall terminate and be of no further force and effect and shall entitle the holder thereof, in full settlement thereof, to an amount in cash equal to the product of (x) the total number of shares of First Republic Common Stock subject to such First Republic Non-Employee Stock Option and (y) the difference, if any, between (A) the Per Share Cash Consideration and (B) the per share exercise price of such First Republic Non-Employee Stock Option. Each such payment shall be reduced by any required withholding Taxes. To the extent the exercise price per share of a First Republic Non-Employee Stock Option is more than the Per Share Cash Consideration, such First Republic Non-Employee Stock Options shall terminate for no consideration.

(b) Deferred Equity Units.  First Republic shall take reasonable best efforts to amend the First Republic Deferred Equity Unit Plan (the “First Republic Deferred Plan”) and obtain any necessary consents from deferred equity unit holders, to provide that, at the Effective Time, each deferred equity unit (each, a “Deferred Equity Unit”) awarded under the First Republic Deferred Plan) shall, by virtue of the Merger and without any further action on the part of First Republic or the holders of Deferred Equity Units, be deemed to be converted automatically into a deferred amount equal to the Per Share Cash Consideration (“Deferred Cash Award”), which Deferred Cash Award may be notionally invested in other notional investments in accordance with the terms of the First Republic Deferred Plan; provided, however, that the terms and conditions of the Deferred Cash Award shall otherwise remain the same as the terms and conditions applicable to the Deferred Equity Units under the plan and award agreements pursuant to which such Deferred Equity Units were granted as in effect immediately prior to the Effective Time. Prior to the Effective Time, the First Republic Compensation Committee shall not amend or otherwise interpret the First Republic Deferred Plan to provide for conversion of Deferred Equity Units into deferred equity units of Merrill Lynch Common Stock. Notwithstanding the foregoing, to the extent that the holder of a Deferred Equity Unit had previously elected to receive payment in settlement of such holder’s outstanding Deferred Equity Units immediately upon the occurrence of a change of control, such holder shall be entitled, in settlement therefore, to a payment by Merrill Lynch in cash, at the Effective Time, equal to the product of (x) the total number of Deferred Equity Units held by such holder and (y) the Per Share Cash Consideration. Each such payment shall be reduced by any required withholding Taxes.

(c) Notwithstanding the foregoing, each First Republic Stock Option, whether or not intended to be an “incentive stock option” (as defined in Section 422 of the Code) will be adjusted in accordance with the requirements of Section 424 of the Code. Before the Effective Time, Merrill Lynch will take all corporate action necessary to reserve for issuance a sufficient number of shares of Merrill Lynch Common Stock for delivery upon exercise of Merrill Lynch Stock Options in accordance with this Section 3.02. As soon as practicable after the Effective Time, Merrill Lynch will file one or more appropriate registration statements (on Form S-3 or Form S-8 or any successor or other appropriate forms) with respect to the Merrill Lynch Common Stock underlying the Merrill Lynch Stock Options described in this Section 3.02, and will use all reasonable best efforts to maintain the effectiveness of those registration statements and the current status of the related prospectuses for so long as the First Republic Stock Options remain outstanding.

ARTICLE IV

CONDUCT OF BUSINESS PENDING MERGER

4.01  Forebearances of First Republic.  First Republic agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of Merrill Lynch (which consent will not be unreasonably withheld or delayed), it will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course.  Conduct its business and the business of its Subsidiaries other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and authorizations and their existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(b) Operations.  Enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority.

(c) Capital Stock.  Other than pursuant to Rights Previously Disclosed and outstanding on the date of this Agreement, (1) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock, or (2) permit any additional shares of its stock to become subject to new grants.

(d) Dividends, Distributions, Repurchases.  (1) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock, other than (A) dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries, (B) regular quarterly dividends on its common stock, provided that any such dividend shall be at a rate equal to the rate paid by it during the fiscal quarter immediately preceding the date hereof, (C) required dividends on the First Republic Preferred Stock or on the preferred stock of its Subsidiaries or (D) required dividends on the common stock of First Republic Preferred Capital Corporation and First Republic Preferred Capital Corporation II, or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock.

(e) Dispositions.  Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice (which shall be deemed to include sales of whole loans and securitizations in the ordinary course of business consistent with past practice) and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole.

(f) Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith or otherwise in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other person in an amount that is material to First Republic.

(g) Governing Documents.  Amend the Governing Documents of it or any of its Subsidiaries.

(h) Accounting Methods.  Implement or adopt any change in its financial or regulatory accounting principles, practices or methods or change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Arrangement, other than (with prior notice to Merrill Lynch) as may be required by GAAP or applicable regulatory accounting requirements.

(i) Adverse Actions.  Notwithstanding anything herein to the contrary, (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied in a timely manner, except (with prior notice to Merrill Lynch) as may be required by applicable law or regulation.

(j) Indebtedness.  Incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

(k) Compensation and Benefits.  Grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), except (1) to make changes that are required by applicable law, (2) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, (3) for merit-based or annual salary increases in the ordinary course of business and in accordance with past practice as Previously Disclosed, but not to exceed, with respect to such salary increases, in the aggregate 6% of the aggregate annual salaries of the employees of First Republic and its Subsidiaries, taken as a whole, and bonuses to the extent accrued as of the date hereof and Previously Disclosed or (4) for employment arrangements for, or grants of awards to, newly-hired employees in the ordinary course and usual course of business consistent with past practices, which grants of awards (together with any grants of awards under Section 4.01(c) hereof), shall not exceed the number of First Republic Common Shares that are reserved for issuance between the date hereof and the Effective Time as set forth in Section 4.01(c) of the First Republic Disclosure Schedule.

(l) Benefit Plans.  Enter into, establish, adopt, amend, modify (including by way of interpretation) or renew any Benefit Arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of First Republic Stock Options or other compensation or benefits payable under any Benefit Arrangement, fund or in any other way secure or fund the payment of compensation or benefits under any Benefit Arrangement, change the manner in which contributions to any Benefit Arrangement are made or determined, or add any new participants to or increase the principal sum of any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except (1) as may be required by applicable law, (2) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, including pursuant to the terms of any Benefit Arrangement, (3) amendments that do not increase benefits or result in increased administrative costs or (4) as set forth in Section 4.01(k).

(m) Taxes.  Make or change any material Tax elections, change or consent to any change in its or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax law), settle or compromise any Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, surrender any right to claim a refund for Taxes, or file any amended Tax Return (except for any amended Tax Return that is filed solely to claim Tax refunds or additional deductions or credits).

(n) Commitments.  Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

4.02  Forebearances of Merrill Lynch.  Each of Merrill Lynch and MLFSB agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as Previously Disclosed, without the prior written consent of First Republic, it will not, and, in addition in the case of paragraph (b)(1) of this Section 4.02, following the Effective Time, it will not:

(a) Governing Documents.  In the case of Merrill Lynch, amend its Governing Documents in a manner that would materially and adversely affect the rights and privileges of holders of Merrill Lynch Common Stock or prevent or materially impede or materially delay consummation of the transactions contemplated hereby and, in the case of MLFSB, amend its Governing Documents in any manner or prevent or materially impede or materially delay consummation of the transactions contemplated hereby.

(b) Adverse Actions.  Notwithstanding anything herein to the contrary, (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied in a timely manner, except (with prior notice to First Republic) as may be required by applicable law or regulation.

(c) Commitments.  Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Notwithstanding anything in paragraphs (a), (b) or (c) of this Section 4.02 to the contrary, Merrill Lynch may make dispositions and acquisitions and agree to issue capital stock in connection therewith, provided that such actions do not present a material risk that the Closing Date will be delayed or that the Requisite Regulatory Approvals will be materially more difficult to obtain or would, or be reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01  Disclosure Schedules.  Before entry into this Agreement, Merrill Lynch and MLFSB delivered to First Republic a schedule and First Republic delivered to Merrill Lynch and MLFSB a schedule (respectively, each schedule a “Disclosure Schedule”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or Section 5.04, as applicable, or to one or more of its covenants contained in Article IV; provided that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to any representation or warranty of such party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02 and (b) the inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or that such item is reasonably likely to result in a Material Adverse Effect with respect to such party or was required to be disclosed therein.

5.02  Standard.  For all purposes of this Agreement, no representation or warranty of First Republic or Merrill Lynch contained in Section 5.03 or 5.04, as applicable (other than (i) the representations and warranties contained in Sections 5.03(g)(3)(B) and 5.04(f)(2)(B), which shall be true in all respects, and (ii) the representations and warranties contained in Sections 5.03(b) and 5.04(b), which shall be true in all material respects) will be deemed untrue, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 5.03 or 5.04, as applicable (except for Sections 5.03(g)(1), 5.04(f)(1) and 5.03(k)(1), read for this purpose without regard to any individual reference to “materiality” or “material adverse effect”) has had or is reasonably likely to have a Material Adverse Effect with respect to First Republic or Merrill Lynch, as the case may be.

5.03  Representations and Warranties of First Republic.  Except as Previously Disclosed, First Republic hereby represents and warrants to Merrill Lynch as follows:

(a) Organization, Standing and Authority.  It is a banking corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. It is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified.

(b) First Republic Stock.  The authorized capital stock of First Republic consists of 75,000,000 shares of First Republic Common Stock and 500,000 shares of First Republic Preferred Stock. As of January 28, 2007 no more than 30,990,000 shares of First Republic Common Stock and 115,000 shares of First Republic Preferred Stock were outstanding. As of the date of this Agreement, no more than 3,195,000 shares of First Republic Common Stock were reserved for issuance under the First Republic Stock Plans (of which no more than 2,125,000 were reserved for issuance in respect of awards outstanding as of such date); and no more than 343,600 shares of First Republic Common Stock were reserved for issuance upon conversion of convertible preferred stock. The outstanding shares of First Republic Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except as set forth above and except for shares issuable pursuant to the First Republic Stock Plans, as of the date of this Agreement, there are no shares of First Republic Stock reserved for issuance, First Republic does not have any Rights outstanding with respect to First Republic Stock, and First Republic does not have any commitment to authorize, issue or sell any First Republic Stock or Rights, except pursuant to this Agreement, outstanding First Republic Stock Options and the First Republic Stock Plans. As of the date of this Agreement, First Republic has no contractual obligations to redeem, repurchase or otherwise acquire, or to register with the FDIC, any shares of First Republic Stock. Each First Republic Stock Option (1) was granted in compliance with all applicable laws and all the terms and conditions of the First Republic Stock Plans pursuant to which it was issued, (2) has an exercise price per share equal to or greater than the fair market value of a share of First Republic Common Stock at the close of business on the date of such grant or the immediately preceding date, (3) has a grant date identical to the date on which the First Republic Stock Option was actually granted, and (4) qualifies for the tax and accounting treatment afforded to such First Republic Stock Option in First Republic’s tax returns and First Republic’s financial statements, respectively.

(c) Subsidiaries.  (1)(A) It owns, directly or indirectly, all the outstanding equity securities of each of its Subsidiaries free and clear of any Liens, (B) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly owned Subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (E) all the equity securities of each Subsidiary held by it or its Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable.

(2) Each of its Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or its conduct of business requires it to be so qualified.

(d) Power.  It and each of its Subsidiaries has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e) Authority.  It has duly authorized, executed and delivered this Agreement and has taken all corporate action necessary in order to execute and deliver this Agreement. Subject only to receipt of the affirmative vote of the holders of a majority of the voting power of the holders of First Republic Common

Stock to approve the plan of merger contained in this Agreement, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action. This Agreement is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Regulatory Approvals; No Defaults.  (1) No consents or approvals of, or filings or registrations with, any Governmental Authority are required to be made or obtained by it or any of its Subsidiaries in connection with the execution, delivery or performance by it of this Agreement or to consummate the Merger except for (A) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of related waiting periods required by foreign, federal and state banking authorities, including applications and notices under the Bank Merger Act and HOLA, (B) filing of the Proxy Statement with the FDIC, (C) filings of applications and notices with, and receipt of approvals or nonobjections from, the FDIC, state securities authorities, applicable securities exchanges and self-regulatory organizations, (D) receipt of the applicable stockholder approvals described in Section 6.02, and (E) the filing of the Articles of Merger and Articles of Combination.

(2) Subject to receipt of the regulatory consents and approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of its Subsidiaries or to which it or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, its Governing Documents or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(3) As of the date hereof, it is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.

(g) Financial Reports and Regulatory Documents; Material Adverse Effect.  (1) Its Annual Reports on Form 10-K for the fiscal years ended December 31, 2003, 2004 and 2005, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Subsidiaries subsequent to December 31, 2003 under the Securities Act and the FDIC Rules, or under Section 12(i), 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (collectively, “First Republic Regulatory Filings”) with the FDIC or the SEC, as the case may be, as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act, the Exchange Act or the FDIC Rules, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the statements of financial position contained in or incorporated by reference into any such First Republic Regulatory Filing (including the related notes and schedules thereto) fairly presented in all material respects its financial position and that of its Subsidiaries on a consolidated basis as of the date of such statement, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such First Republic Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of it and its Subsidiaries on a consolidated basis for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(2) Since September 30, 2006, it and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(3) Since September 30, 2006, (A) it and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(h) Litigation.  There is no suit, action, investigation or proceeding pending or, to its knowledge, threatened against or affecting it or any of its Subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) that, individually or in the aggregate, is (1) reasonably likely to result in injunctive relief or damages exceeding $1,500,000, or (2) reasonably likely to prevent or delay it in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

(i) Regulatory Matters.

(1) It is a banking corporation organized under the laws of the State of Nevada and the activities conducted by it and its Subsidiaries are permissible for banking corporation organized under the laws of the State of Nevada.

(2) Other than the Advisory Entities and First Republic Securities Company, LLC, neither it nor any of its Subsidiaries is required to be registered as an investment advisor, investment company, commodity trading advisor, commodity pool operator, futures commission merchant, broker-dealer, insurance agent or transfer agent under any law.

(3) Neither it nor any of its Subsidiaries is subject to, or has been advised that it is reasonably likely to become subject to, any special procedures or restrictions imposed by any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of it or any of its Subsidiaries.

(j) Compliance with Laws.  It and each of its Subsidiaries:

(1) has, since January 1, 2004, conducted its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto (including the rules and regulations of applicable self-regulatory organizations) or to the employees conducting such businesses;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened;

(3) has received, since January 1, 2004, no written or, to its knowledge, other notification from any Governmental Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations, rules or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization;

(4) is not subject to any pending, or to its knowledge, threatened, investigation, review or disciplinary proceedings by any Governmental Authority against either of it or any of its Subsidiaries or any officer, director or employee thereof; and

(5) has no reason to believe that any facts or circumstances exist that would cause it or any of its Subsidiaries to be deemed (A) to be operating in violation of the Bank Secrecy Act, the USA

PATRIOT Act, any other applicable anti-money laundering statute, rule or regulation or any rule or regulation issued by the U.S. Department of the Treasury’s Office of Foreign Assets Control; (B) not to be in compliance with the applicable privacy and customer information requirements contained in any applicable law; or (C) to be operating in violation of any fair lending or other discrimination-related statute, rule or regulation.

(k) Material Contracts; Defaults.

(1) Except for those agreements and other documents filed as exhibits or incorporated by reference to its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 or filed or incorporated in any other First Republic Regulatory Filing filed since December 31, 2005 and prior to the date hereof, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (B) that (i) obligates it or any of its Subsidiaries to conduct business with another person on an exclusive basis or restricts the ability of it or any of its Subsidiaries to conduct business with any person, (ii) limits, contains language that limits or would limit in any respect the manner in which, or the localities in which, any business of it or its affiliates is or could be conducted or the types of business that it or its affiliates conduct or may conduct, (iii) limits, contains language that limits or would limit in any way the ability of it and its Subsidiaries to solicit prospective employees or customers or would so limit or purport to limit the ability of Merrill Lynch or its affiliates to do so or (C) to which any affiliate, officer, director, employee or consultant of it or any of its Subsidiaries is a party or beneficiary (except with respect to Loans to directors, officers and employees entered into in the ordinary course of business).

(2) Neither it nor any of its Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l) Benefit Arrangements.  (1) All Benefit Arrangements are Previously Disclosed. True and complete copies of all Benefit Arrangements, including any trust instruments and insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Benefit Arrangements, and all amendments thereto have been made available to Merrill Lynch.

(2) All Benefit Arrangements, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) are in substantial compliance, in form and operation, with their terms and ERISA, the Code and other applicable laws (including with respect to non-discrimination requirements, fiduciary duties and required regulatory filings). Each Benefit Arrangement which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and First Republic is not aware of any circumstances reasonably likely to result in the loss of the qualification of any such Pension Plan under Section 401(a) of the Code. Neither First Republic nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject First Republic or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither First Republic nor any of its Subsidiaries has incurred or reasonably expects to incur a material tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(3) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by it or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with First Republic under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). It and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transaction contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the Pension Benefit Guaranty Corporation under Section 302 or 4011 of ERISA or Section 412 of the Code.

(4) All contributions required to be made under each Benefit Arrangement, as of the date hereof, have been timely made or have been reflected in the consolidated financial statements filed with the First Republic Regulatory Filings. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Neither First Republic nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(5) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition, whether or not as a result of a change in the funding method, of such Pension Plan since the last day of the most recent plan year.

(6) As of the date hereof, there is no material pending or, to the knowledge of it threatened, litigation relating to the Benefit Arrangements. Neither it nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Arrangement or collective bargaining agreement. It or its Subsidiaries may amend or terminate any such Benefit Arrangement at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(7) There has been no amendment to, announcement by it or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Arrangement which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (w) entitle any employees of it or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Arrangements, (y) limit or restrict the right of it or, after the consummation of the transactions contemplated hereby, Merrill Lynch to merge, amend or terminate any of the Benefit Arrangements or (z) result in payments under any of the Benefit Arrangements which would not be deductible under Section 162(m) or Section 280G of the Code.

(8) Effective as of the date hereof, it has amended its Retention Bonus and Insurance Benefits Plan Agreement, as in effect immediately prior to the date hereof, in the manner specified on Schedule 5.03(l)(8) of First Republic’s Disclosure Schedule.

(m) Taxes.  (1) All Tax Returns that are required to be filed or delivered (taking into account any extensions of time within which to file or deliver) by or with respect to it and its Subsidiaries have been duly and timely filed or delivered, and all such Tax Returns are complete and accurate in all respects, (2) all Taxes shown to be due on the Tax Returns referred to in clause (1) or that are otherwise due and payable by it or its Subsidiaries have been paid in full, (3) all Taxes that it or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Authority in a timely manner, to the extent due and payable, (4) no extensions or waivers of statutes of limitation for the assessment of Taxes that have not expired have been given by or requested in writing with respect to any of its U.S. federal, state, local or foreign income Taxes or those of its Subsidiaries, (5) none of the Tax Returns referred to in clause (1) are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign taxing authority and neither it nor its Subsidiaries has received written notice from any taxing authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns is pending or threatened and (6) no deficiencies have been asserted or assessments made against it or its Subsidiaries by the relevant taxing authorities as a result of any audit or examination of any of the Tax Returns referred to in clause (1). It has made provision in accordance with GAAP, in the financial statements included in the First Republic Regulatory Filings filed before the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by its First Republic Regulatory Filings filed before the date hereof. As of the date hereof, neither it nor any of its Subsidiaries has any reason to believe that any conditions exist that would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, other than MLFSB not being a wholly owned, direct Subsidiary of Merrill Lynch. No Liens for Taxes exist with respect to any of its assets or properties or those of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and fully reserved for in accordance with GAAP. Neither it nor any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return. Neither it nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(1), and neither it nor any of its Subsidiaries has been a “material advisor” to any such transaction within the meaning of Section 6111(b)(1) of the Code.

(n) Books and Records.  Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(o) Takeover Laws and Provisions.  It has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”). It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of its Governing Documents concerning “business combination”, “fair price”, “voting requirement”, “constituency requirement” or other related provisions (collectively, “Takeover Provisions”).

(p) Labor Matters.  Neither it nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries, pending or, to the best of its knowledge, threatened, nor it is aware, as of the date hereof, of any activity involving it or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(q) Environmental Matters.  There are no proceedings, claims, actions, or investigations of any kind, pending or threatened, in any court, agency, or other Governmental Authority or in any arbitral body, arising under any Environmental Law; there is no reasonable basis for any such proceeding, claim, action or investigation; there are no agreements, orders, judgments or decrees by or with any court, regulatory agency or other governmental authority, imposing liability or obligation under or in respect of any Environmental Law; to its knowledge there are and have been no Materials of Environmental Concern or other conditions at any property (owned, operated, or otherwise used by, or the subject of a security interest on behalf of, it or any of its subsidiaries); and to its knowledge there are no reasonably anticipated future events, conditions, circumstances, practices, plans, or legal requirements that could give rise to obligations or liabilities under any Environmental Law.

(r) Reports.  Since January 1, 2004, it and each of its Subsidiaries has filed all material reports, registrations and statements in a reasonably timely manner, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable law with any applicable Governmental Authority (collectively, the “First Republic Reports”). As of their respective dates, the First Republic Reports complied in all material respects with the applicable statutes, rules, regulations and orders enforced or promulgated by the Governmental Authority with which they were filed. All fees and assessments due and payable in connection with the First Republic Reports have been timely paid.

(s) Intellectual Property.

(1) It and its Subsidiaries own, or are licensed or otherwise possess sufficient rights to use, all Intellectual Property (including the Technology Systems) that is used by it and its Subsidiaries in their respective businesses as currently conducted. Neither it nor any of its Subsidiaries has (A) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any person or (B) entered into any exclusive agreements relating to the licensing of Intellectual Property owned by it or its Subsidiaries.

(2) To the knowledge of First Republic, it and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any third person. There is no claim asserted, or to its knowledge threatened, against it and its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property.

(3) To the knowledge of First Republic, no third person has infringed, misappropriated or otherwise violated it or its Subsidiaries’ Intellectual Property rights. There are no claims asserted or threatened by it or its Subsidiaries, or decided by them to be asserted or threatened, that (A) any person infringed or otherwise violated any of their Intellectual Property rights; or (B) any person’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(4) It and its Subsidiaries have taken reasonable measures to protect all trade names, trademarks and service marks that are owned, used or held by them.

(t) Properties; Leases.

(1) It or one of its Subsidiaries has good and marketable title to all the properties and assets reflected in its latest audited balance sheet included in the First Republic Regulatory Filings as being owned by it or one of its Subsidiaries or acquired after the date thereof which are material to its business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens.

(2) It or one of its Subsidiaries is the lessee of all leasehold estates reflected in the latest audited financial statements included in the First Republic Regulatory Filings or acquired after the date thereof which are material to its business on a consolidated basis (except for leases that have expired by their terms or been legally terminated by it or one of its Subsidiaries since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is in full force and effect without default thereunder by the lessee or, to its knowledge, the lessor, and lessee has not received any notice of default under any leases.

(u) Insurance.  It and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management, upon consultation with its advisors, reasonably has determined to be reasonably practicable and prudent in accordance with industry practices.

(v) Investment Adviser Subsidiaries.

(1) It and certain of its Subsidiaries as set forth on Schedule 5.03(v) of its Disclosure Schedule (the “Advisory Entities”) provide investment management, investment advisory and sub-advisory services. For purposes of this Agreement, “Advisory Contract” means each contract for such services provided by an Advisory Entity; “Advisory Client” means each party to an Advisory Contract other than the applicable Advisory Entity.

(2) None of it or its Subsidiaries provide any investment management or investment advisory or sub-advisory services to any Advisory Client that is registered as an investment company under the Investment Company Act of 1940.

(3) Each Advisory Entity has been (since January 1, 2004 or such later date as it became an Advisory Entity) and is in compliance with each Advisory Contract to which it is a party, and each Advisory Contract (A) has been duly authorized, executed and delivered by the applicable Advisory Entity; (B) is a valid and legally binding agreement, enforceable against the Advisory Entity which is a party thereto; and (C) complies in all respects with applicable law.

(4) The accounts of each Advisory Client subject to ERISA have been managed since January 1, 2004 (or such later date as it became an Advisory Client) by the applicable Advisory Entity in compliance with the applicable requirements of ERISA.

(5) Neither it nor any of its Advisory Entities or any “person associated with an investment advisor” (as defined in the Investment Advisers Act of 1940 (the “Investment Advisers Act”)) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor.

(6) It has made available to Merrill Lynch true and correct copies of the current Uniform Application for Investment Advisor Registration on Form ADV for each of the Advisor Entities (“Form ADV”), and each such Form ADV is in compliance in all material respects with applicable law.

(w) Broker-Dealer Activities.

(1) Neither it nor any of its Subsidiaries is, nor is any affiliate of any of them, subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act or subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any broker-dealer Subsidiary as a broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, or performing similar functions under the Laws of other jurisdictions, and there is no reasonable basis for, or proceeding or written notice of investigation by any Governmental Authority, whether preliminary or otherwise, that is reasonably likely to result in, any such censure, limitation, suspension or revocation.

(2) It has made available to Merrill Lynch true and correct copies of the current Uniform Application for Broker-Dealer Registration on Form BD for First Republic Securities Company, which is in compliance in all material respects with applicable law.

(x) Accounting Controls.  It and its Subsidiaries have devised and maintained systems of internal accounting controls sufficient to provide reasonable assurance that (1) all material transactions are executed in accordance with management’s general or specific authorization; (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and regulatory accounting principles consistently applied, (3) access to the material property and assets of it and its Subsidiaries is permitted only in accordance with management’s general or specific authorization;

and (4) the recorded accountability for assets of its and its Subsidiaries is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(y) Risk Management.  All swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for its own account, or for the account of one or more of its Subsidiaries or their respective customers (each a “Risk Management Contract”), were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of it or one of its Subsidiaries, as the case may be, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect. Neither it nor its Subsidiaries, nor to its knowledge any other party thereto, is in breach of any of its obligations under any Risk Management Contract.

(z) Fiduciary Commitments and Duties.  It is empowered and authorized under applicable law to exercise all trust powers necessary to conduct its business. It and its Subsidiaries have performed all of their duties in their capacities as trustee, executor, administrator, registrar, guardian, custodian, escrow agent, receiver or other fiduciary in a fashion which complies with all applicable law, including ERISA, and all orders, agreements, trusts, wills, contracts, appointments, indentures, plans, arrangements, instruments and common law standards.

(aa) Loan Portfolio.

(1) Neither it nor any of its Subsidiaries is a party to any written or oral (A) Loans, other than any Loan the unpaid principal balance of which does not exceed $500,000, under the terms of which the obligor was, as of December 31, 2006, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (B) Loans in excess of $500,000 with any director, executive officer or five percent or greater stockholder of the it or any of its Subsidiaries, or to its knowledge, any affiliate of any of the foregoing. It has Previously Disclosed (x) all of the Loans in current principal amount in excess of $500,000 that as of December 31, 2006, were classified by it or any regulatory examiner as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, (y) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of it and its Subsidiaries that as of December 31, 2006 were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (z) each asset of it that as of December 31, 2006, was classified as “Other Real Estate Owned” and the book value thereof. First Republic shall provide, on a monthly basis, a schedule of Loans that become classified in the manner described in the previous sentence, or any Loan the classification of which is changed, after the date of this Agreement.

(2) Each Loan in current principal amount in excess of $250,000 (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent carried on the books and records as secured Loans, has been secured by valid Liens which have been perfected and (C) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(3) There are no outstanding Loans made by First Republic or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Board of Governors of the Federal System) of First Republic or its Subsidiaries, other than loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(bb) Financial Advisors, Etc.  None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated herein, except that, in connection with this Agreement, First Republic has retained Morgan Stanley & Co. Incorporated as its financial advisor, the arrangements with which have been disclosed to Merrill Lynch prior to the date hereof. As of the date hereof, First Republic has received a written opinion of Morgan Stanley & Co. Incorporated to the effect that, as of the date of the opinion, the Merger Consideration is fair from a financial point of view to holders of First Republic Common Stock.

5.04  Representations and Warranties of Merrill Lynch.  Except as Previously Disclosed, Merrill Lynch hereby represents and warrants to First Republic as follows:

(a) Organization, Standing and Authority.  It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. MLFSB is a federal stock savings bank duly organized, validly existing and in good standing under the laws of the United States. Each of Merrill Lynch and MLFSB is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified. As of the date of this Agreement, MLFSB is a wholly owned indirect Subsidiary of Merrill Lynch. As of the Closing Date, MLFSB will be a wholly owned direct Subsidiary of Merrill Lynch.

(b) Capital Stock.

(1) The authorized capital stock of Merrill Lynch consists of 3,000,000,000 shares of Merrill Lynch Common Stock and 25,000,000 shares of Merrill Lynch Preferred Stock. As of December 29, 2006, no more than 867,972,000 shares of Merrill Lynch Common Stock and 105,000 shares of Merrill Lynch Preferred Stock were outstanding. As of the date of this Agreement, approximately 8,000,000 shares of Merrill Lynch Common Stock were reserved for issuance upon conversion of convertible debt of Merrill Lynch and its Subsidiaries. The outstanding shares of Merrill Lynch Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except as set forth above or in the Merrill Lynch Rights Agreement and except for shares issuable pursuant to the Merrill Lynch Stock Plans, as of the date of this Agreement, there are no shares of Merrill Lynch Stock reserved for issuance, Merrill Lynch does not have any Rights outstanding with respect to Merrill Lynch Stock, and Merrill Lynch does not have any commitment to authorize, issue or sell any Merrill Lynch Stock or Rights, except pursuant to this Agreement, outstanding Merrill Lynch Stock Options and the Merrill Lynch Stock Plans.

(2) The authorized capital stock of MLFSB consists of 500,000 shares of common stock, par value $100.00 per share (“MLFSB Stock”), of which 211,200 shares are outstanding and held of record by Merrill Lynch Group, Inc., a direct wholly owned subsidiary of Merrill Lynch.

(3) The shares of Merrill Lynch Common Stock and Merrill Lynch Merger Preferred Stock to be issued in the Merger have been duly authorized and, when issued, will be validly issued, fully paid and nonassessable.

(c) Power.  Each of it and MLFSB has the corporate (or comparable) power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.

(d) Authority.  Each of it and MLFSB has duly authorized, executed and delivered this Agreement. This Agreement and the transactions contemplated hereby have been authorized by all necessary respective corporate action of it and MLFSB. This Agreement is its and MLFSB’s valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(e) Regulatory Approvals; No Defaults.  (1) No consents or approvals of, or filings or registrations with, any Governmental Authority are required to be made or obtained by it or MLFSB in connection with the execution, delivery or performance by it and MLFSB of this Agreement or to consummate the Merger except for (A) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by foreign, federal and state banking authorities, including applications and notices under HOLA in connection with MLFSB becoming a direct Subsidiary of Merrill Lynch and under the Bank Merger Act, HOLA and the Federal Deposit Insurance Act in connection with the Merger, (B) filing of notices, and expiration of the related waiting period, under the HSR Act, (C) filing of the Registration Statement with the SEC, and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (D) filings of applications and notices with, and receipt of approvals or nonobjections from, the SEC, FDIC, OTS, the Nevada Department of Business & Industry, Division of Financial Institutions and any other state Governmental Authorities, and applicable securities exchanges and self-regulatory organizations, and (E) the filing of the Articles of Merger and Articles of Combination.

(2) Subject to receipt of the regulatory consents and approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien or any acceleration of remedies, penalty, increase in material benefit payable or right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or MLFSB or to which it or MLFSB or their properties is subject or bound, (B) constitute a breach or violation of, or a default under, its or MLFSB’s Governing Documents or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(3) As of the date hereof, it is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.

(f) Financial Reports and Regulatory Documents; Material Adverse Effect.  (1) Its Annual Reports on Form 10-K for the fiscal years ended December 31, 2003, 2004 and 2005, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Significant Subsidiaries (but including MLFSB) subsequent to December 31, 2003 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed (collectively, the “Merrill Lynch Regulatory Filings”) with the SEC or the OTS, as the case may be, as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act, the Exchange Act and the OTS Rules, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the statements of financial position contained in or incorporated by reference into any such Merrill Lynch Regulatory Filing (including the related notes and schedules) fairly presented in all material respects its financial position and that of its Subsidiaries as of the date of such statement, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such Merrill Lynch Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of it and its Significant Subsidiaries (but including MLFSB) for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(2) Since December 31, 2005, (A) it and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events

(described in any paragraph of this Section 5.04 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to it.

(g) Litigation.  There is no suit, action, investigation or proceeding pending or, to its knowledge, threatened against or affecting it or any of its Significant Subsidiaries (but including MLFSB) (and it is not aware of any basis for any such suit, action or proceeding) that, individually or in the aggregate, is (1) material to it and its Significant Subsidiaries (but including MLFSB), taken as a whole, or (2) that is reasonably likely to prevent or delay it or MLFSB in any material respect from performing its and MLFSB’s obligations under, or consummating the transactions contemplated by, this Agreement.

(h) Aggregate Cash Consideration.  Merrill Lynch has, or will have as of the Effective Time, available to it sufficient funds to pay the Total Cash Amount.

(i) Financial Advisors, Etc.  None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated herein.

(j) Reorganization Treatment.  As of the date hereof, neither it nor any of its Subsidiaries has any reason to believe that any conditions exist that would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, other than MLFSB not being a wholly owned direct Subsidiary of Merrill Lynch.

(k) Regulatory Matters.  The activities conducted by MLFSB and its Subsidiaries are permissible for a federal savings bank. Neither it nor any of its Subsidiaries is subject to, or has been advised that it is reasonably likely to become subject to, any special procedures or restrictions imposed by any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of it or any of its Subsidiaries.

(l) Compliance with Laws.  MLFSB and each of its Subsidiaries:

(1) has, since January 1, 2004, conducted its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto (including the rules and regulations of applicable self-regulatory organizations) or to the employees conducting such businesses;

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened;

(3) has received, since January 1, 2004, no written or, to its knowledge, other notification from any Governmental Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations, rules or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization;

(4) is not subject to any pending, or to its knowledge, threatened, investigation, review or disciplinary proceedings by any Governmental Authority against either of it or any of its Subsidiaries or any officer, director or employee thereof; and

(5) has no reason to believe that any facts or circumstances exist that would cause it or any of its Subsidiaries to be deemed (A) to be operating in violation of the Bank Secrecy Act, the USA PATRIOT Act, any other applicable anti-money laundering statute, rule or regulation or any rule or regulation issued by the U.S. Department of the Treasury’s Office of Foreign Assets Control; (B) not to be in compliance in any material respect with the applicable privacy and customer information requirements contained in any applicable law; or (C) to be operating in violation in any material respect of any fair lending or other discrimination-related statute, rule or regulation.

(m) Reports.  Since January 1, 2004, MLFSB and each of its Subsidiaries has filed all material reports, registrations and statements in a reasonably timely manner, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable law with any applicable Governmental Authority (collectively, the “MLFSB Reports”). As of their respective dates, the MLFSB Reports complied in all material respects with the applicable statutes, rules, regulations and orders enforced or promulgated by the Governmental Authority with which they were filed. All fees and assessments due and payable in connection with the MLFSB Reports have been timely paid.

(n) Insurance.  MLFSB and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices.

ARTICLE VI

COVENANTS

6.01  Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, each of Merrill Lynch, MLFSB and First Republic will use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, including to obtain consents of third parties (provided that this will not require First Republic to make any material payment to a third party for such consent unless Merrill Lynch has irrevocably acknowledged that all other conditions to Closing have been satisfied or waived), so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with, and furnish information to, the other party to that end.

(b) Merrill Lynch will execute and deliver, or cause to be executed and delivered, by or on behalf of MLFSB, at or prior to the Effective Time, any supplements, amendments or other instruments required for the due assumption of First Republic’s outstanding 7 3/4% Subordinated Notes Due 2012, dated September 17, 1997 (“First Republic Sub Debt”), and (to the extent informed of such requirement by First Republic) other agreements to the extent required by the terms of the First Republic Sub Debt.

6.02  Stockholder Approvals.  (a) The First Republic Board has adopted this Agreement and the plan of merger it contains and adopted resolutions recommending as of the date hereof to First Republic’s stockholders approval of the plan of merger contained in this Agreement and any other matters required to be approved or adopted in order to effect the Merger and other transactions contemplated by this Agreement.

(b) The Merrill Lynch Board and the board of directors of MLFSB have approved this Agreement and adopted resolutions approving this Agreement and the transactions contemplated by this Agreement.

(c) The First Republic Board will submit to its stockholders the plan of merger contained in this Agreement and any other matters required to be approved or adopted by stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, First Republic will take, in accordance with applicable law and its Governing Documents, all action necessary to convene a meeting of its stockholders (including any adjournment or postponement, the “First Republic Meeting”), as promptly as practicable, to consider and vote upon approval of the plan of merger as well as any other such matters. Subject to the terms and conditions of this Agreement, the First Republic Board will use all reasonable best efforts to obtain from its stockholders a vote approving the plan of merger contained in this Agreement. Notwithstanding anything to the contrary herein, if the First Republic Board, after consultation with outside counsel, determines in good faith that it would be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to recommend the plan of merger set forth in this Agreement, then the First Republic Board may do one or more of the following: (1) because of a conflict of interest or other special circumstances, submit the plan of merger to First Republic’s stockholders without recommendation (although the resolutions adopting this Agreement as of the date hereof, described in Section 6.02(a), may not be rescinded or amended), in which event the First Republic Board may communicate the basis for its lack of a recommendation to the stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law, (2) withdraw or adversely modify its recommendation to the First Republic stockholders (an “Adverse Recommendation”) and may terminate this Agreement in accordance with Section 8.01(d), (3) disclose its intention to make an Adverse Recommendation and (4) recommend (or disclose its intention to recommend) to the First Republic stockholders an Acquisition Proposal other than the Merger; provided that the First Republic Board may not take any particular action described in clauses (1) through (4) of this sentence without giving Merrill Lynch written notice of the proposed action and giving Merrill Lynch at least five business days to respond to an Acquisition Proposal or other circumstances giving rise to such particular proposed action (which notice shall include the latest material terms, conditions, and identity of the person making such Acquisition Proposal or describe in reasonable detail such other circumstances).

(d) Prior to the Effective Time, Merrill Lynch shall, or shall cause the sole stockholder of MLFSB to, approve the combination agreement contained in this Agreement as required by OTS regulations.

6.03  SEC Filings.  (a) Merrill Lynch and First Republic will cooperate in ensuring that all filings required under SEC Rules 165, 425 and 14a-12 are timely and properly made. Merrill Lynch also will prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Merrill Lynch with the SEC in connection with the issuance of Merrill Lynch Common Stock in the Merger, and the parties will jointly prepare the proxy statement and prospectus and other proxy solicitation materials of First Republic to be filed with the FDIC and included in the Registration Statement (the “Proxy Statement”) and all related documents. Each party will cooperate, and will cause its Subsidiaries to cooperate, with the other party, its counsel and its accountants, in the preparation of the Registration Statement and the Proxy Statement, and, provided that both parties and their respective Subsidiaries have cooperated as required above, Merrill Lynch and First Republic agree to file the Registration Statement, including the Proxy Statement in preliminary form, with the SEC and the FDIC as promptly as reasonably practicable. Merrill Lynch will use all reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof and to maintain the effectiveness of such Registration Statement until the Effective Time. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement and the Registration Statement prior to filing such with the SEC or the FDIC, as the case may be, and each party will provide the other party with a copy of all such filings with the SEC and the FDIC. Merrill Lynch also agrees to use reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby. Each party agrees to furnish for inclusion in the Registration Statement and the Proxy Statement all information concerning it, its Subsidiaries, officers, directors and stockholders as may be required by applicable law in connection with the foregoing.

(b) Merrill Lynch and First Republic each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the First Republic Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Merrill Lynch and First Republic each further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Proxy Statement or the Registration Statement.

(c) Merrill Lynch will advise First Republic, promptly after Merrill Lynch receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Merrill Lynch Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC or the FDIC for the amendment or supplement of the Registration Statement or the Proxy Statement or for additional information.

6.04  Press Releases.  Merrill Lynch and First Republic will consult with each other before issuing any press release, written and broadly disseminated employee communication or other written stockholder communication with respect to the Merger or this Agreement that is required to be filed under applicable securities laws and will not issue any such communication or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such communication or make such public statement as may be required by applicable law or securities exchange rules. The parties shall provide to each other any press release, written and broadly disseminated employee communication or other written stockholder communication with respect to the Merger or this Agreement that is not required to be filed under applicable securities laws at or about the time such communication is made. Merrill Lynch and First Republic will cooperate to develop all public communications and make appropriate members of management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

6.05  Access; Information.  (a) Each of Merrill Lynch and MLFSB, on the one hand, and First Republic, on the other hand, agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it will (and will cause its Subsidiaries to) afford the other party, and the other party’s officers, employees, counsel, accountants and other authorized Representatives, such access during normal business hours throughout the period before the Effective Time to the books, records (including Tax Returns and work papers of independent auditors), properties, personnel and to such other information as the other party may reasonably request and, during such period, it will furnish promptly to such other party (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request. None of Merrill Lynch, MLFSB or First Republic or any of their respective Subsidiaries will be required to afford access or disclose information that would jeopardize attorney-client privilege or contravene any provisions of applicable law or any binding agreement with any third party. The parties will make appropriate substitute arrangements in circumstances where the previous sentence applies.

(b) Each party will hold any information which is nonpublic and confidential to the extent required by, and in accordance with, the confidentiality provisions of the letter agreement, dated January 12, 2007 between Merrill Lynch and First Republic (the “Confidentiality Agreement”).

(c) No investigation by any party of the business and affairs of the other party, pursuant to this Section 6.05 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the transactions contemplated by this Agreement.

6.06  Acquisition Proposals.  (a) First Republic will not, and will cause its Subsidiaries and use its reasonable best efforts to cause its and its Subsidiaries’ officers, directors, agents, advisors and affiliates not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Acquisition Proposal; provided that, in the event First Republic receives an unsolicited bona fide Acquisition Proposal, from a person other than Merrill Lynch, after the execution of this Agreement, and the First Republic Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and, after considering the advice of outside counsel, that failure to take such actions would be more likely than not to result in a violation of the directors’ fiduciary duties under applicable law, First Republic may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into a confidentiality agreement with such third party on terms substantially similar to those contained in the Confidentiality Agreement (except that First Republic may enter into a confidentiality agreement without a standstill provision or with a standstill provision less favorable to First Republic if it waives or similarly modifies the standstill provision in the Confidentiality Agreement). First Republic will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Merrill Lynch with respect to any Acquisition Proposal and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal (except that First Republic will not be required to enforce any standstill provision in any confidentiality agreement if it waives or similarly modifies the standstill provision in the Confidentiality Agreement). First Republic will promptly (within two business days) advise Merrill Lynch following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Merrill Lynch apprised of any related material developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a current basis.

(b) Nothing contained in this Agreement shall prevent First Republic or the First Republic Board from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act, or other disclosure requirements under applicable law or NYSE rules, with respect to an Acquisition Proposal; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.07  Affiliate Agreements.  Not later than the 15th day before the mailing of the Proxy Statement, First Republic will deliver to Merrill Lynch a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the First Republic Meeting, deemed to be an “affiliate” of First Republic (each, a “First Republic Affiliate”) as that term is used in Rule 145 under the Securities Act. First Republic will use its reasonable best efforts to cause each person who may be deemed to be a First Republic Affiliate to execute and deliver to Merrill Lynch and First Republic on or before the date of mailing of the Proxy Statement an agreement in substantially the form attached hereto as Annex 5.

6.08  Takeover Laws and Provisions.  No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. No party will take any action that would cause the transactions contemplated by this Agreement not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

6.09  Exchange Listing.  Merrill Lynch will use all reasonable best efforts to cause the shares of Merrill Lynch Common Stock and Merrill Lynch Merger Preferred Stock to be issued in the Merger and shares reserved for issuance pursuant to Section 3.02 hereof to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

6.10  Regulatory Applications.  (a) Merrill Lynch and First Republic and their respective Subsidiaries will cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations Governmental Authorities necessary to consummate the transactions contemplated by this Agreement (the “Requisite Regulatory Approvals”) and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable. Each of Merrill Lynch, MLFSB and First Republic will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all substantive written information submitted to any Governmental Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Merrill Lynch and First Republic will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any Governmental Authority in connection with the transaction contemplated by this Agreement.

6.11  Indemnification.  (a) Following the Effective Time, Merrill Lynch will indemnify, defend and hold harmless the present and former directors, officers and employees of First Republic and its Subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts as incurred, in connection with any claim, action (whether threatened, pending or contemplated), suit, proceeding or investigation, whether arising before or after the Effective Time and whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or actions or omissions occurring at or before the Effective Time (including the transactions contemplated by this Agreement) (and shall advance expenses as incurred to the fullest extent permitted under applicable law provided the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification) (1) without limitation of clause (2), to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the Governing Documents and indemnification agreements, if any, in effect on the date of this Agreement with First Republic and its Subsidiaries, and (2) without limitation of clause (1), to the fullest extent permitted by law.

(b) Prior to the Effective Time, First Republic shall, or, if First Republic is unable to, Merrill Lynch shall, as of the Effective Time obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time with respect to directors’ and officers’ liability insurance for the present and former officers and directors of First Republic or any of its Subsidiaries with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated by this Agreement). Such “tail” insurance policy will contain coverage, amounts, terms and conditions, no less advantageous to such officers and directors than the coverage currently provided by First Republic. If First Republic (or Merrill Lynch) for any reason cannot obtain such “tail” insurance policies as of the Effective Time, Merrill Lynch shall obtain comparable insurance for such six-year period with coverage, amounts, terms and conditions no less advantageous to such officers and directors than the coverage currently provided by First Republic; provided, however, that in any case Merrill Lynch will not be obligated to make annual premium payments for any such insurance to the extent such premiums exceed 250% of the premiums paid as of the date hereof by First Republic for such insurance (“First Republic’s Current Premium”), and if such premiums for such insurance would at any time exceed 250% of First Republic’s Current Premium, then Merrill Lynch will cause to be maintained policies of insurance which, in Merrill Lynch’s good faith determination, provide the maximum coverage available at an annual premium equal to 250% of First Republic’s Current Premium.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Merrill Lynch; provided that failure so to notify will not affect the obligations of Merrill Lynch under Section 6.11(a) unless and only to the extent that Merrill Lynch is actually and materially prejudiced as a consequence.

(d) If Merrill Lynch or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Merrill Lynch will cause proper provision to be made so that the successors and assigns of Merrill Lynch will assume the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 shall survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and Representatives.

6.12  Benefit Plans.  (a) From the Effective Time through December 31, 2007, Merrill Lynch shall, or shall cause MLFSB to continue to maintain the First Republic employee benefit plans (other than equity-based award plans) for the benefit of the employees of First Republic and its Subsidiaries as of the Effective Time (the “Covered Employees”). From and after January 1, 2008, Merrill Lynch shall provide the Covered

Employees with employee benefit plans, programs and arrangements that are substantially similar to those provided to similarly situated employees of Merrill Lynch and its Subsidiaries. From and after the Effective Time, First Republic’s management, in consultation with Merrill Lynch’s management, shall have the discretion to provide compensation plans, programs and arrangements (including, without limitation, equity-based award plans) to First Republic employees consistent with First Republic management’s business plan. The parties agree that, to the extent that any employee benefits and/or compensation plans, programs and arrangements provided by Merrill Lynch or its Subsidiaries are based upon an individual’s job title, Covered Employees who were “managing directors” of First Republic or any of its Subsidiaries immediately prior to the Effective Time shall be treated no less favorably than “vice presidents” of Merrill Lynch and/or its Subsidiaries. Notwithstanding anything herein to the contrary, Covered Employees shall be entitled to participate in any fully participant paid post-retirement medical plans or programs of Merrill Lynch and/or its Subsidiaries, such participation to be on the same basis with respect to employee premiums as similarly situated employees of Merrill Lynch and/or its Subsidiaries.

(b) Merrill Lynch shall (1) provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan), under any employee benefit or compensation plan, program or arrangement (other than service credit that relates to eligibility for “retirement” under the Merrill Lynch Employee Stock Compensation Plan and the Merrill Lynch Long-Term Incentive Compensation Plan for Managers and Producers) adopted, maintained or contributed to by Merrill Lynch or any of its Subsidiaries in which Covered Employees are eligible to participate, for all actual periods of employment with First Republic or any of its Subsidiaries (or their predecessor entities) prior to the Effective Time, (2) cause any pre-existing conditions, limitations, eligibility waiting periods or required physical examinations under any welfare benefit plans of Merrill Lynch or any of its Subsidiaries to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan (for a comparable level of coverage) in which the applicable Covered Employee participated immediately prior to the Effective Time, and (3) give credit for deductibles and eligible out-of-pocket expenses incurred towards deductibles and out-of-pocket maximums during the portion of the plan year in which the Effective Time occurs.

(c) If requested by Merrill Lynch, First Republic shall terminate the First Republic Employee Stock Ownership Plan immediately prior to the Effective Time.

(d) Notwithstanding anything herein to the contrary, from and after the Effective Time, Merrill Lynch shall assume and honor all accrued obligations to, a contractual rights of, current employees of First Republic and its Subsidiaries under the Benefits Arrangements and take all actions necessary to effectuate its obligations thereunder. If Merrill Lynch or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity under such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, Merrill Lynch shall cause proper provision to be made so that the successors and assigns of Merrill Lynch shall assume the obligations set forth in this Section 6.12.

(e) First Republic shall take all action to the extent necessary (including amending the First Republic ESPP) such that the First Republic ESPP will terminate prior to the Effective Time and the cash balance then standing to the credit of each First Republic ESPP participant in his or her stock purchase account under the First Republic ESPP shall be applied to the purchase of First Republic Common Stock prior to the Effective Time. Merrill Lynch shall take all action to the extent necessary (including amending the Merrill Lynch ESPP) such that the employees of First Republic or its Subsidiaries prior to the Effective Time who become employees of Merrill Lynch or one of its Subsidiaries after the Effective Time shall be eligible to participate in the Merrill Lynch ESPP no later than the first offering cycle which begins after the Effective Time.

6.13  Retention Bonus Plan.  Merrill Lynch shall or shall cause the Surviving Entity to take all actions necessary to effectuate the items set forth in Schedule 6.13 of Merrill Lynch’s Disclosure Schedule with respect to the establishment of a retention bonus plan for the employees of the First Republic Division.

6.14  Notification of Certain Matters.  Merrill Lynch and First Republic will give prompt notice to the other of any fact, event or circumstance known to it that (1) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (2) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII.

6.15  Notice to Series C Preferred Stockholders.  Merrill Lynch acknowledges and agrees that First Republic Preferred Capital Corporation will deliver to each holder of its 5.7% Noncumulative Series C Exchangeable Preferred Stock, par value $0.01 per share, notice of the Merger pursuant to Section 4 of the certificate of designations of such preferred stock, which notice shall be delivered at least 15 days prior to the Effective Time.

6.16  Certain Modifications; Restructuring Charges.  The parties shall consult with respect to First Republic’s and MLFSB’s loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and First Republic shall make such modifications or changes to its policies and practices, if any, and at such date prior to the Effective Time, as may be mutually agreed upon. The parties shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with GAAP, as may be mutually agreed upon; provided, however, that if any modification or change is to be made pursuant to the first or second sentence of this Section 6.16, then Merrill Lynch shall irrevocably acknowledge to First Republic in writing that all conditions to Merrill Lynch’s and MLFSB’s obligations to consummate the Merger under Article VII have been satisfied or, where legally permitted, waived as of the agreed upon date for such actions. No party’s representations, warranties and covenants contained in this Agreement shall be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies and practices which may be undertaken on account of this Section 6.16.

6.17  Distribution of MLFSB Shares.  Prior to the Closing Date Merrill Lynch shall cause MLFSB to become a wholly owned direct Subsidiary (as determined under U.S. federal tax income law) of Merrill Lynch.

6.18  Management and Operations of the First Republic Division.

(a) Following the Effective Time, Merrill Lynch and MLFSB will allow the existing management personnel of First Republic substantial autonomy to make strategic business decisions and generally to operate the business of First Republic and its Subsidiaries consistent with past practice as a separate division of MLFSB (and any successors thereto), in each case subject to compliance with Merrill Lynch and MLFSB governance policies applicable to Subsidiaries of Merrill Lynch and MLFSB and subject to regulatory and compliance requirements applicable to the operations of MLFSB (the “First Republic Division”).

(b) Promptly following the Effective Time, MLFSB will cause the members of the First Republic Board immediately prior to the Effective Time (who are willing to serve) (the “Advisory Board Members”) to be appointed as members of an advisory board of directors for the First Republic Division (the “Advisory Board”). The function of the Advisory Board will be to advise the management of the First Republic Division with respect to employee and strategic business decisions and to assist with the continuity of First Republic client relationships. The Advisory Board will exist at least until the first anniversary of the Closing Date, and thereafter in the sole discretion of MLFSB. Each Advisory Board Member who is not an employee shall receive a per annum retainer of $50,000 for serving as a member of the Advisory Board, and each Advisory Board Member shall be reimbursed for reasonable travel and other expenses relating to any Advisory Board meetings attended by such member.

(c) The Advisory Board Members shall be entitled, after the Effective Time, to indemnification (and, if made available to directors and officers of MLFSB in the future, directors’ and officers’ liability insurance) from MLFSB (or, if MLFSB is not legally permitted to do so, from Merrill Lynch) on the same terms, and subject to the same limitations, as directors of MLFSB are entitled to be indemnified by MLFSB (or, if MLFSB is not legally permitted to do so, from Merrill Lynch).

6.19  Deposit Rating.  Merrill Lynch shall use its commercially reasonable efforts to promptly, and in no event later than 30 days following the date hereof, cause MLFSB to apply for deposit ratings from at least two nationally recognized credit rating agencies that are reasonably acceptable to First Republic.

6.20  Advisory Contract Consents.  First Republic shall cause each Advisory Entity to use commercially reasonable efforts to send to each Advisory Client and wrap fee account client a consent request (which consent request, to the extent permitted under applicable law, may be in the form of a negative consent request) to assignment of the applicable Advisory Contract to the extent required by law, which request shall be sent in a reasonably timely manner (but in any event prior to the Closing). First Republic agrees to cause each Advisory Entity to use commercially reasonable efforts to obtain the consents of each Advisory Client and wrap fee account client to any assignment of the applicable Advisory Contract, to take effect upon the Closing.

ARTICLE VII

CONDITIONS TO THE MERGER

7.01  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each of Merrill Lynch, First Republic and MLFSB to consummate the Merger is subject to the fulfillment or written waiver by Merrill Lynch, MLFSB and First Republic before the Effective Time of each of the following conditions:

(a) Stockholder Approvals.  The requisite approval of the stockholders of First Republic shall have been received.

(b) Regulatory Approvals.  All Requisite Regulatory Approvals (1) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (2) shall not have imposed a condition on such approval that would, after the Effective Time, have or be reasonably likely to have a Material Adverse Effect on Merrill Lynch and its Subsidiaries, including MLFSB, taken as a whole; provided, however, that no conditions that relate solely to MLFSB and not First Republic and that are reasonably consistent with the regulations or published guidelines as in effect as of the date of this Agreement (or recent practice prior to the date of this Agreement in connection with comparable transactions) of a Governmental Authority shall be deemed to have or be reasonably likely to have such a Material Adverse Effect.

(c) No Injunction.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger.

(d) Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC or the FDIC and not withdrawn.

(e) Listing.  The shares of Merrill Lynch Common Stock and Merrill Lynch Merger Preferred Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

7.02  Conditions to First Republic’s Obligation.  First Republic’s obligation to consummate the Merger is also subject to the fulfillment or written waiver by First Republic before the Effective Time of each of the following conditions:

(a) Merrill Lynch’s and MLFSB’s Representations and Warranties.  The representations and warranties of Merrill Lynch and MLFSB in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date subject to the standard set forth in

Section 5.02; and First Republic shall have received a certificate, dated the Closing Date, signed on behalf of Merrill Lynch by a senior executive officer of Merrill Lynch to that effect.

(b) Performance of Merrill Lynch’s Obligations.  Each of Merrill Lynch and MLFSB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and First Republic shall have received a certificate, dated the Closing Date, signed on behalf of Merrill Lynch by a senior executive officer of Merrill Lynch to that effect.

(c) Opinion of Tax Counsel.  First Republic shall have received an opinion of White & Case LLP, dated the Closing Date and based on facts, representations and assumptions set forth or described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, White & Case LLP will be entitled to receive and rely upon customary certificates and representations of officers of Merrill Lynch, MLFSB and First Republic.

7.03  Conditions to Merrill Lynch’s and MLFSB’s Obligation.  Each of Merrill Lynch’s obligation and MLFSB’s obligation to consummate the Merger is also subject to the fulfillment, or written waiver by Merrill Lynch, before the Effective Time of each of the following conditions:

(a) First Republic’s Representations and Warranties.  The representations and warranties of First Republic in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date subject to the standard set forth in Section 5.02; and Merrill Lynch shall have received a certificate, dated the Closing Date, signed on behalf of First Republic by the Chief Executive Officer or Chief Financial Officer of First Republic to that effect.

(b) Performance of First Republic’s Obligations.  First Republic shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Merrill Lynch and MLFSB shall have received a certificate, dated the Closing Date, signed on behalf of First Republic by the Chief Executive Officer or Chief Financial Officer of First Republic to that effect.

(c) Opinion of Tax Counsel.  Merrill Lynch shall have received an opinion of Sullivan & Cromwell LLP, dated the Closing Date and based on facts, representations and assumptions set forth or described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Sullivan & Cromwell LLP will be entitled to receive and rely upon customary certificates and representations of officers of Merrill Lynch, MLFSB and First Republic.

ARTICLE VIII

TERMINATION

8.01  Termination.  This Agreement may be terminated, and the Merger may be abandoned, at any time before the Effective Time, by Merrill Lynch (and MLFSB) or by First Republic, as applicable:

(a) Mutual Agreement.  With the mutual agreement of the other party.

(b) Breach.  Upon 60 days’ prior written notice of termination, if there has occurred and is continuing: (1) a breach by the other party of any representation or warranty contained herein, or (2) a breach by the other party of any of the covenants or agreements in this Agreement; provided that such breach (under either clause (1) or (2)) would entitle the non-breaching party not to consummate the Merger under Article VII and such breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach.

(c) Adverse Action — Merrill Lynch.  By Merrill Lynch, if (1) the First Republic Board submits this Agreement (or the plan of merger contained herein) to its stockholders without a recommendation for approval or the First Republic Board otherwise makes an Adverse Recommendation (or discloses its intention to make an Adverse Recommendation); or (2)(A) the First Republic Board recommends (or discloses its intention to recommend) to its stockholders an Acquisition Proposal other than the Merger, or (B) the First Republic Board negotiates or authorizes the conduct of negotiations (and ten days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the provision of information to, or the request and receipt of information from, any person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining or clarifying the terms of such Acquisition Proposal and determining whether the First Republic Board will in fact engage in, or authorize, negotiations) regarding an Acquisition Proposal other than the Merger.

(d) Adverse Action — First Republic.  By First Republic, if the First Republic Board makes an Adverse Recommendation after giving Merrill Lynch at least five business days to respond pursuant to the proviso to the last sentence of Section 6.01.

(e) Delay.  If the Effective Time has not occurred by the close of business on October 31, 2007; provided, however, that the right to terminate this Agreement under this Section 8.01(e) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Effective Time to occur on or before such date.

(f) Denial of Regulatory Approval.  If the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement is denied by final, nonappealable action of such Governmental Authority; provided, however, that the right to terminate this Agreement under this Section 8.01(f) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action.

(g) Stockholder Approval.  If the First Republic Meeting shall have been held and concluded and the requisite approval of the First Republic stockholders shall have not been obtained.

8.02  Effect of Termination and Abandonment.  If this Agreement is terminated and the Merger is abandoned, no party will have any liability or further obligation under this Agreement; provided, however, that, except as set forth in Section 8.03(b), nothing contained herein shall relieve a party from liability for any uncured breach by it of this Agreement and except that Section 6.05(b), this Section 8.02, Section 8.03 and Article IX will survive termination of this Agreement.

8.03  Termination Fee.  (a) First Republic shall pay to Merrill Lynch, by wire transfer of immediately available funds, $65,000,000 (the “Termination Fee”) as follows:

(1) In the event that (A) either Merrill Lynch or First Republic shall terminate this Agreement pursuant to Section 8.01(g), or Merrill Lynch shall terminate this Agreement pursuant to Section 8.01(c)(1) or 8.01(c)(2)(B), or First Republic shall terminate this Agreement pursuant to Section 8.01(d), and (B) at any time after the date of this Agreement and prior to the vote of the First Republic stockholders contemplated by Section 6.02(c), a bona fide Acquisition Proposal with respect to First Republic shall have been made public and not withdrawn or abandoned, and (C) within 15 months from the date of such termination, an Acquisition Proposal with respect to First Republic is consummated or a definitive agreement is entered into by First Republic with respect to an Acquisition Proposal with respect to First Republic, then First Republic shall pay to Merrill Lynch the Termination Fee, only if such Acquisition Proposal is consummated, within five business days after consummation of such Acquisition Proposal.

(2) In the event that (A) Merrill Lynch shall terminate this Agreement pursuant to Section 8.01(b) or either of Merrill Lynch or First Republic shall terminate this Agreement pursuant to Section 8.01(e), and (B) at any time after the date of this Agreement and prior to such termination, a bona fide Acquisition Proposal with respect to First Republic shall have been made public and not withdrawn or abandoned, and (C) following the announcement of such Acquisition Proposal, First Republic shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, then First Republic shall pay to Merrill Lynch the Termination Fee (x) if such breach was other than one described in the succeeding clause (y) of this sentence, and only if an Acquisition Proposal with respect to First Republic is consummated or a definitive agreement is entered into by First Republic with respect to an

Acquisition Proposal with respect to First Republic within 15 months from the date of such termination, within five business days after such Acquisition Proposal is consummated, but only if such Acquisition Proposal is consummated, or (y) if such breach was a willful and material breach of Section 6.01(a), 6.02(c), 6.03(a), 6.06(a) or 6.08, on the business day immediately following such termination.

(3) In the event that Merrill Lynch shall terminate this Agreement pursuant to Section 8.01(c)(2)(A), then First Republic shall pay the Termination Fee on the business day immediately following such termination.

(b) First Republic acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Merrill Lynch would not enter into this Agreement. The amounts payable by First Republic pursuant to Section 8.03(a) hereof constitute liquidated damages and not a penalty and shall be the sole monetary remedy of Merrill Lynch in the event of termination of this Agreement on the bases specified in such section. In the event that First Republic fails to pay when due any amounts payable under this Section 8.03, then (1) First Republic shall reimburse Merrill Lynch for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (2) First Republic shall pay to Merrill Lynch interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

(c) In no event shall First Republic be obligated to pay more than one Termination Fee.

ARTICLE IX

MISCELLANEOUS

9.01  Survival.  The representations, warranties, agreements and covenants contained in this Agreement will not survive the Effective Time (other than Article III, Sections 4.02(b)(1), 6.05(b) and 6.11, 6.12 and 6.18 and this Article IX).

9.02  Waiver; Amendment.  Before the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision, but only in writing, or (b) amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate Nevada or U.S. law or require resubmission of this Agreement or the plan of merger contained herein to the stockholders of First Republic.

9.03  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.04  Counterparts.  This Agreement may be executed by facsimile and in counterparts, each of which will be deemed to constitute an original.

9.05  Governing Law; Waiver of Jury Trial.  This Agreement will be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed entirely within that State. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9.06  Submission to Jurisdiction; Waivers.  Each of Merrill Lynch, First Republic and MLFSB hereby irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns shall be brought and determined exclusively in any federal or state court of competent jurisdiction located in the Borough of Manhattan in the State of New York and each part hereto.

9.07  Expenses.  Subject to Section 8.03(b)(1), each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

9.08  Notices.  All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given when personally delivered, facsimile transmitted (with confirmation) or mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to Merrill Lynch or MLFSB, to:

Merrill Lynch & Co., Inc.
4 World Financial Center- 23rd Floor
New York, New York 10080
Attention: Jonathan N. Santelli, Esq.
Facsimile: (212) 449-7902

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Attention:	H. Rodgin Cohen, Esq.
Mitchell S. Eitel, Esq.
Facsimile: (212) 558-3588

If to First Republic, to:

First Republic Bank
111 Pine Street, 2nd Floor
San Francisco, California 94111

Attention:	James H. Herbert, II
Edward J. Dobranski
Facsimile: (415) 392-0758

with a copy to:

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036

Attention:	Daniel Dufner, Esq.
John Reiss, Esq.
Facsimile: (212) 354-8113

9.09  Entire Understanding; No Third Party Beneficiaries.  This Agreement represents the entire understanding of Merrill Lynch, First Republic and MLFSB regarding the transactions contemplated hereby and supersede any and all other oral or written agreements previously made or purported to be made, other than the Confidentiality Agreement, which will survive the execution and delivery of this Agreement; provided that it will not impair the rights of Merrill Lynch to make a response or propose amendments or modifications as contemplated by the final proviso to Section 6.02(c). No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied on by any party in entering into this Agreement. Notwithstanding Section 9.01 or any other provision hereof (other than Section 6.11, which is intended to benefit the Indemnified Parties to the extent stated), nothing expressed or implied in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any person other than Merrill Lynch, First Republic and MLFSB.

9.10  Severability.  If any provision of this Agreement or the application thereof to any person (including the officers and directors of Merrill Lynch or First Republic) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties. Prior to the termination of this Agreement in accordance with its terms, the absence of a vote, approval or adoption by the stockholders of First Republic will not render invalid or inoperative any provision hereof not specifically required to be contained in (1) a plan of merger to be adopted by such stockholders pursuant to Section 92A.100 of the NRS or (2) in a combination agreement pursuant to Section 552.13(f) of the OTS Rules.

9.11  Alternative Structure.  Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the parties may mutually agree to revise the structure of the Merger and related transactions, provided that each of the transactions comprising the revised structure (1) does not change the amount or form of consideration to be received by the stockholders of First Republic (whether holding non-restricted or restricted First Republic Common Stock) and the holders of First Republic Stock Options and/or Deferred Equity Units, (2) does not adversely affect the tax consequences to the stockholders of First Republic, (3) is reasonably capable of consummation in as timely a manner as the structure contemplated herein, (4) does not, and is not reasonably likely to, otherwise cause the conditions set forth in Sections 7.02(c) and 7.03(c) to not be capable of being fulfilled and (5) is not otherwise prejudicial to the interests of the stockholders of either First Republic or Merrill Lynch. This Agreement and any related documents will be appropriately amended in order to reflect any such revised structure.

9.12  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the covenants and agreements in this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. For the avoidance of doubt, this Section 9.12 is not intended to limit or affect the application of Sections 9.01 and 9.09.

[THE NEXT PAGE IS A SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first written above.

First Republic Bank

By:	/s/ James H. Herbert, II
Name: James H. Herbert, II
Title: President

Merrill Lynch & Co., Inc

By:	/s/ Robert J. McCann
Name: Robert J. McCann
Title: Executive Vice President

Merrill Lynch Bank & Trust Co., FSB

By:	/s/ Terrence P. Laughlin
Name: Terrence P. Laughlin
Title: Chairman

ANNEX B

January 28, 2007

Board of Directors
First Republic Bank
111 Pine St. – 2nd Floor
San Francisco, CA 94111

Members of the Board:

We understand that Merrill Lynch & Co. (“Merrill Lynch” or the “Acquiror”), Merrill Lynch Bank and Trust Co. FSB, an indirect, wholly owned subsidiary of the Acquiror (“ThriftCo”) and First Republic Bank (“First Republic” or the “Company”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated January 28, 2007 (the “Merger Agreement”) which provides, among other things, for the merger of the Company with and into ThriftCo (the “Merger”). Pursuant to the Merger, the separate corporate existence of the Company shall cease and each outstanding share of common stock, par value $.01 per share, of the Company (the “Company Shares”), other than shares held in treasury or held by the Acquiror, will be converted into the right to receive, at the election of each holder thereof, either: (i) a certain number of shares of common stock, par value $1.33 1/3 per share, of the Acquiror (the “Acquiror Shares”), determined pursuant to a certain formula set forth in the Merger Agreement or (ii) $55.00 per share in cash, subject to an aggregate maximum in cash determined pursuant to a certain formula set forth in the Merger Agreement (together, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be received by the holders of the Company Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

i. reviewed certain publicly available financial statements and other business and financial information of First Republic and Merrill Lynch, respectively;

ii. reviewed certain internal financial statements and other financial and operating data concerning First Republic prepared by the management of First Republic, including among other things, financial forecasts and profit plans for First Republic;

iii. discussed the past and current operations and financial condition and the prospects of each of First Republic and Merrill Lynch with senior executives of First Republic and Merrill Lynch, respectively;

iv. reviewed the reported prices and trading activity of the Acquiror Shares and the Company Shares, respectively;

v. compared the financial performance of First Republic and Merrill Lynch and the prices and trading activity of the Acquiror Shares and the Company Shares with that of certain other publicly-traded companies comparable with First Republic and Merrill Lynch, respectively, and their securities;

vi. reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions;

vii. participated in discussions among representatives of First Republic and Merrill Lynch and their financial and legal advisors;

viii. reviewed the Merger Agreement and certain related documents; and

ix. performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by First Republic and Merrill Lynch for the purposes of this opinion. With respect to the financial forecasts, profit plans and information regarding First

Republic, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of First Republic. We have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. We have not made any independent valuation or appraisal of the assets or liabilities (including any hedge or derivative position) of First Republic and Merrill Lynch, nor have we been furnished with any such appraisals, and we have not made any independent examination of the loan loss reserves or examined any individual loan credit files of First Republic or Merrill Lynch. In addition, we have assumed that in connection with the receipt of all necessary government, regulatory or other consents and approvals for the Merger, no restrictions will be imposed that would have any adverse effect on First Republic or Merrill Lynch or on the benefits expected to be derived from the Merger. We have relied upon, without independent verification, the assessment by the managements of Merrill Lynch and First Republic, respectively, of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of First Republic and Merrill Lynch; (iii) their ability to retain key employees of First Republic and (iv) the validity of, and risks associated with, First Republic and Merrill Lynch’s existing and future technologies, intellectual property, products, services and business models. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of First Republic and Merrill Lynch and their legal, tax and regulatory advisors with respect to such matters. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company.

We have acted as financial advisor to the Board of Directors of First Republic in connection with this transaction and will receive a fee for our services which is contingent upon the completion of the Merger. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for First Republic and Merrill Lynch and have received fees for the rendering of these services. In the ordinary course of our business, Morgan Stanley and its affiliates may from time to time trade in the securities or indebtedness of First Republic and Merrill Lynch for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or indebtedness for any such account. In addition, Morgan Stanley and its affiliates may from time to time act as a counterparty to each of First Republic or Merrill Lynch and have received compensation for such activities. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with First Republic in connection with this transaction, may have committed and may commit in the future to invest in private equity funds managed by Merrill Lynch.

It is understood that this letter is for the information of the Board of Directors of First Republic and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by First Republic in respect of the Merger with the Securities and Exchange Commission. In addition, this opinion does not in any matter address the prices at which the Aqcuiror Shares will trade following the consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as how the shareholders of First Republic should vote at the shareholders’ meeting held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of the Company Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ John P. Esposito
John P. Esposito
Managing Director

ANNEX C

PROVISIONS OF NEVADA LAW
CONCERNING DISSENTERS’ RIGHTS

NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections. (Added to NRS by 1995, 2086)

NRS 92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record. (Added to NRS by 1995, 2087)

NRS 92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation. (Added to NRS by 1995, 2087)

NRS 92A.315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive. (Added to NRS by 1995, 2087; A 1999, 1631)

NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. (Added to NRS by 1995, 2087)

NRS 92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation. (Added to NRS by 1995, 2087)

NRS 92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation. (Added to NRS by 1995, 2087)

NRS 92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective. (Added to NRS by 1995, 2087)

NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances. (Added to NRS by 1995, 2087)

NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity. (Added to NRS by 1995, 2088)

NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity. (Added to NRS by 1995, 2088)

NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1. (Added to NRS by 1995, 2088)

NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if his shares are to be acquired in the plan of exchange.

(c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(d) Any corporate action not described in paragraph (a), (b) or (c) that will result in the stockholder receiving money or scrip instead of fractional shares.

2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation. (Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204)

NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1) Cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests of:

(I) The surviving or acquiring entity; or

(II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner’s interests of record; or

(2) A combination of cash and owner’s interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130. (Added to NRS by 1995, 2088)

NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

2. A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if:

(a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote. (Added to NRS by 1995, 2089)

NRS 92A.410 Notification of stockholders regarding right of dissent.

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

2. If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430. (Added to NRS by 1995, 2089; A 1997, 730)

NRS 92A.420 Prerequisites to demand for payment for shares.

1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Must not vote his shares in favor of the proposed action.

2. If a proposed corporate action creating dissenters’ rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters’ rights must not consent to or approve the proposed corporate action.

3. A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his shares under this chapter. (Added to NRS by 1995, 2089; A 1999, 1631; 2005, 2204)

NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1. The subject corporation shall deliver a written dissenter’s notice to all stockholders entitled to assert dissenters’ rights.

2. The dissenter’s notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive. (Added to NRS by 1995, 2089; A 2005, 2205)

NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

1. A stockholder to whom a dissenter’s notice is sent must:

(a) Demand payment;

(b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit his certificates, if any, in accordance with the terms of the notice.

2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his shares under this chapter. (Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189)

NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

2. The person for whom dissenter’s rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action. (Added to NRS by 1995, 2090)

NRS 92A.460 Payment for shares: General requirements.

1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the corporation’s registered office is located; or

(b) At the election of any dissenter residing or having its registered office in this State, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s rights to demand payment under NRS 92A.480; and

(e) A copy of NRS 92A.300 to 92A.500, inclusive. (Added to NRS by 1995, 2090)

NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter’s notice.

1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment pursuant to NRS 92A.480. (Added to NRS by 1995, 2091)

NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares. (Added to NRS by 1995, 2091)

NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the State, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470. (Added to NRS by 1995, 2091)

NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115. (Added to NRS by 1995, 2092)

IMPORTANT

Your vote is important.  Regardless of the number of shares of common stock that you own, please sign, date and promptly mail the enclosed proxy in the accompanying postage-paid envelope. Should you prefer, you may exercise a proxy by telephone or via the Internet. Please refer to the instructions on your proxy card or voting form which accompanied this proxy statement/prospectus.

Instructions for “Street Name” Stockholders

If you own shares of common stock in the name of a broker, bank or other nominee, only it can vote your shares on your behalf and only upon receipt of your instructions. You should sign, date and promptly mail your proxy card, or voting instruction form, when you retrieve it from your broker, bank or nominee. Please do so for each separate account you maintain. Your broker, bank or nominee also may provide for telephone or Internet voting. Please refer to the proxy card, or voting instruction form, which you received with this proxy statement/prospectus.

Please vote by proxy, telephone or via the Internet at your earliest convenience.

If you have any questions or need assistance in voting your shares, please call:

Attention: Frederick J. Marquardt
Morrow & Co., Inc.
470 West Avenue
Stamford, Connecticut 06902
Tel: (203) 658-9400